SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

04 August 2010

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 04 August 2010 re: 2010 Interim Results

2010 Interim Results

News Release

Lloyds Banking Group plc

BASIS OF PRESENTATION

This report covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the half-year ended 30 June 2010.

Statutory basis

Statutory results are set out on pages 90 to 124.  However, a number of factors have had a significant effect on the comparability of the Group's financial position and results. As a result, comparison on a statutory basis of the 2010 interim results with 2009 is of limited benefit.

Combined businesses basis

In order to provide more meaningful and relevant comparatives, the results of the Group and divisions are presented on a 'combined businesses' basis. The key principles adopted in the preparation of the combined businesses basis of reporting are described below.

•	In order to reflect the impact of the acquisition of HBOS, the following adjustments have been made:
	-	the results for the half-year ended 30 June 2009 assume HBOS had been owned throughout the full period;
	-	the gain on acquisition of HBOS (in the half-year ended 30 June 2009) and amortisation of purchased intangible assets have been excluded; and
	-	the unwind of acquisition-related fair value adjustments is shown as one line in the combined businesses income statement.
•	In order to better present the underlying business performance the following items, not related to acquisition accounting, have also been excluded:
	-	integration costs;
	-	insurance and policyholder interests volatility;
	-	the Government Asset Protection Scheme (GAPS) fee paid in December 2009;
	-	goodwill impairment; and
	-	the curtailment gain in respect of the Group's defined benefit pension schemes.

Unless otherwise stated income statement commentaries throughout this document compare the half-year ended 30 June 2010 to the half-year ended 30 June 2009, and the balance sheet analysis compares the Group balance sheet as at 30 June 2010 to the Group balance sheet as at 31 December 2009.

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group's or the Group's management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, without limitation, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, as well as the ability to integrate successfully the acquisition of HBOS; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; market related trends and developments; changing demographic trends; changes in customer preferences; changes to regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EU state aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; exposure to regulatory scrutiny, legal proceedings or complaints, actions of competitors and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors together with examples of forward looking statements. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Key highlights

I am delighted to announce our first half results which demonstrate the strength of the Group's core businesses.  The Group has significant opportunities for growth and I am confident that our customer-based relationship strategy will continue to deliver value for both customers and shareholders in the coming years.

J Eric Daniels
Group Chief Executive

RETURN TO PROFITABILITY

•    The Group returned to profitability on a combined businesses basis with profit before tax of £1,603 million (first half of 2009: £3,957 million loss).

•    Statutory profit before tax was £1,296 million (first half of 2009: £5,950 million which included the £11,173 million gain on acquisition of HBOS).

BUILDING A STRONG BUSINESS

•    Robust gross lending to support the UK's economic recovery with the Group extending £14.9 billion of gross new mortgages to UK homeowners and £23.7 billion of committed gross lending to UK businesses.

•    Strong trading performance against the backdrop of a stabilising economy.  The Group delivered good revenue growth, lower costs and a significant reduction in impairment whilst continuing to build our customer franchises.  Our cost:income ratio also saw further improvement to 43.5 per cent.

•    Total income, net of insurance claims, increased by 5 per cent to £12,481 million which included a gain of £423 million (first half of 2009: £745 million) as a result of the Group's liability management transactions.  Excluding the impact of liability management transactions income was 8 per cent higher.

•    Banking net interest margin improved to 2.08 per cent in the first half of the year, compared to 1.72 per cent in the first half of 2009 and 1.83 per cent in the second half of 2009, as higher asset pricing and compression of the spread between base rate and LIBOR more than offset the impact of lower overall deposit margins.

•    Integration ahead of schedule and we remain on track to deliver £2 billion synergy run-rate by the end of 2011.  Increased annualised run-rate savings of c£1,300 million expected by the end of 2010.

•    Total impairments significantly lower than originally envisaged at £6,554 million (first half of 2009: £13,399 million).

•    Balance sheet reduction plans on track.  In the first half of 2010 we achieved further reductions of £23 billion and remain on track to deliver our targeted balance sheet reductions of £200 billion.

•    Strong capital position and good progress on funding.  Core tier one capital improved to 9.0 per cent.  The Group has reduced its overall reliance on wholesale funding (and further reductions are planned) and maintained its prudent maturity profile.

DELIVERING HIGH QUALITY SUSTAINABLE GROWTH

•    Strategy: significant opportunity exists to leverage our customer focused relationship-led model across the enlarged franchise.

•    Outlook: We expect to deliver strong medium-term performance as the UK economy sees a gradual recovery.

SUMMARY OF RESULTS

	Half-year to 30 June 2010	Half-year to 30 June 2009	Change since 30 June 2009	Half-year to 31 Dec 2009
Results	£m	£m	%	£m

Statutory
Total income, net of insurance claims	12,591	9,798	29	13,480
Total operating expenses	(5,811)	(6,464)	10	(9,520)
Trading surplus	6,780	3,334	103	3,960
Impairment	(5,423)	(8,053)	33	(8,620)
Gain on acquisition	-	11,173		-
Profit (loss) before tax	1,296	5,950	(78)	(4,908)
Profit (loss) attributable to equity shareholders	596	7,095		(4,268)
Earnings per share	0.9p	22.0p		(9.9)p

Combined businesses basis (note 1, page 55)
Total income, net of insurance claims	12,481	11,939	5	12,025
Banking net interest margin	2.08%	1.72%		1.83%
Operating expenses	(5,435)	(5,718)	5	(5,891)
Cost:income ratio	43.5%	47.9%		49.0%
Trading surplus	6,896	6,221	11	6,134
Impairment	(6,554)	(13,399)	51	(10,589)
Profit (loss) before tax	1,603	(3,957)		(2,343)

Capital and balance sheet			As at 30 June 2010	As at 31 Dec 2009
Statutory
Loans and advances to customers			£612.1bn	£627.0bn
Customer deposits			£420.4bn	£406.7bn
Net assets per ordinary share			68.6p	67.8p
Core tier 1 capital ratio			9.0%	8.1%
Tier 1 capital ratio			10.3%	9.6%
Total capital ratio			13.4%	12.4%
Leverage ratio			18 times	18 times

GROUP CHIEF EXECUTIVE'S STATEMENT

Summary

The first half of 2010 was a significant milestone for Lloyds Banking Group as the Group returned to profit.  Despite the challenging economic environment, the core businesses performed strongly and we continued to see positive momentum across all of the key income statement line items: income, margins, costs and impairments and an extension of the positive business trends established in 2009.  Given the business model we have established, coupled with the gradual recovery in economic growth in the UK, we continue to believe that the Group is well positioned to deliver a strong financial performance over the coming years.

Results overview

On a statutory basis, the Group delivered a profit before tax of £1.3 billion in the first half of 2010.

On a combined businesses basis, the Group reported a £1.6 billion profit for the first six months of the year, compared to a £4.0 billion loss in the first half of 2009.  Our total income, net of insurance claims, rose 5 per cent, primarily driven by a strong performance in Retail, whilst costs fell 5 per cent.  This led to an 11 per cent uplift in the trading surplus, and a further improvement in our cost:income ratio to 43.5 per cent.  There was a significant decrease in impairments, which were 51 per cent lower than the first half of 2009, at £6.6 billion, with improvements in Wholesale and Retail.

Customers at the core of our strategy

Our customer relationship focus remains at the heart of our business strategy and acquiring and deepening customer relationships is fundamental to this.  It is pleasing therefore that we have continued to see strong progress in our customer relationship franchises, with good levels of profitable growth and strong new business flows.

In Retail, we opened 880,000 current accounts and 2.6 million new savings accounts, which are important drivers for future growth, and attracted £6.6 billion in retail deposits.

We are actively supporting the UK's economic recovery by lending to our business and mortgage customers.  During the first half the Group extended £14.9 billion of gross new mortgages to UK homeowners (including £2.5 billion in new lending to first-time buyers), and £23.7 billion of committed gross lending to UK businesses (of which £5.7 billion was for SMEs).  The Group is committed to helping 100,000 start-ups per year over the next three years and is currently approving four in five lending applications from SME customers.  As a result of this we are pleased to report that we are currently ahead of our lending commitments made to the UK Government.

In the Wealth and International division, we built on the momentum of last year, delivering an annualised 12 per cent increase in Wealth relationship customers.  In Insurance, despite the continuing difficult market conditions we made good progress in improving the customer propositions and the profitability of key products in our life, pensions and investments offering.

GROUP CHIEF EXECUTIVE'S STATEMENT (continued)

Integration

The integration of the two businesses, one of the largest ever undertaken in the UK, continues to progress well.  We have achieved a cost synergy run-rate of £1,084 million by the end of June and are on track to deliver our targeted £2 billion synergy run-rate by the end of 2011.  The key programmes we have put in place to date include: rationalising our businesses to eliminate areas of duplication; developing a common systems platform; leveraging our procurement skills; and re-aligning our property requirements.  Through the significant focus on operational workstreams, we will create a more efficient and effective organisation and our customers will see the benefit of greater investment in systems and the business.

Balance sheet

Our balance sheet reduction plans are on track and we reduced our assets by a further £23 billion in the first half of the year bringing the total reduction to £83 billion since acquisition.  We remain focused on reducing the size of our balance sheet and expect to deliver a further £117 billion reduction in assets in line with our guidance of a £200 billion reduction by 2014.

Strong capital position

We have further strengthened our capital ratios and at the half-year the Group's core tier 1 ratio increased to 9.0 per cent (December 2009: 8.1 per cent) which is substantially in excess of regulatory requirements.  This is the result of a number of liability management exercises undertaken during the first six months of the year, lower risk-weighted assets and a good business performance.  Our tier 1 ratio now stands at 10.3 per cent and our total capital ratio is 13.4 per cent.

Good progress on funding and liquidity

Good progress continues to be made on funding and liquidity and we have reduced our reliance on wholesale funding by £15 billion to £311 billion in the first half of the year.  The Group continued to widen its diverse range of funding sources and has also maintained the maturity profile of its funding.

Economic outlook

We continue to believe that a gradual recovery over the next couple of years remains the most likely outcome for the economy.  We believe that GDP growth will recover to 1.3 per cent in 2010 with a further increase to 2.1 per cent in 2011.  We expect that UK house prices will remain static in 2010 with a modest increase of 3 per cent in 2011 and we also expect some recovery in commercial property prices with 6 per cent growth this year and 2 per cent next year.  Finally, we believe that unemployment and corporate failures will peak in 2010, and at lower rates than during the last recession.

Regulatory environment

The Group, like all other financial institutions, is operating in an evolving and more demanding regulatory environment.  We welcome the opportunity to actively engage with our regulators on many of the issues facing the industry and support the many positive aspects of the pending regulatory reform around markets, prudential regulation and customer engagement.  The industry must continue to work with the regulators to find the balance between regulatory reform and the recovery of the banking sector and wider economy.

GROUP CHIEF EXECUTIVE'S STATEMENT (continued)

Our people

Our staff have continued to perform extraordinarily in the first half of 2010 as the Group continues to serve and support our customers in a difficult environment, while delivering one of the largest banking mergers in history.  The strong core business performance and positive momentum being seen in the business are due to the significant contribution of our staff.  The Board and myself are very appreciative of this.

The future

The Group's aim is to be recognised as the UK's best financial services business and to deliver sustainable value through the cycle for our customers and shareholders.  The principal element of the Group's strategy remains the focus on building deep, long-lasting customer relationships in all its franchises.  We continue to support this with a focus on driving down costs and maintaining effective capital management disciplines, within a strong, prudent risk management framework.  Based on our economic outlook and the current regulatory context we would expect to see a smaller, more productive balance sheet and are expecting returns on equity of more than 15 per cent over the medium to longer term.

J Eric Daniels

Group Chief Executive

COMBINED BUSINESSES INFORMATION

The analysis and commentary that is set out on pages 7 to 63 is presented on a combined businesses basis.  The basis of preparation of the combined businesses results is set out on page 55.

COMBINED BUSINESSES CONSOLIDATED INCOME STATEMENT

	Half-year to 30 June 2010	Half-year to 30 June 2009	Half-year to 31 Dec 2009
	£ million	£ million	£ million

Net interest income	6,911	6,442	6,284
Other income	5,831	5,791	6,084
Total income	12,742	12,233	12,368
Insurance claims	(261)	(294)	(343)
Total income, net of insurance claims	12,481	11,939	12,025
Costs - Operating expenses	(5,435)	(5,718)	(5,891)
- Impairment of tangible fixed assets	(150)	-	-
	(5,585)	(5,718)	(5,891)
Trading surplus	6,896	6,221	6,134
Impairment	(6,554)	(13,399)	(10,589)
Share of results of joint ventures and associates	(62)	(507)	(260)
Profit (loss) before tax and fair value unwind	280	(7,685)	(4,715)
Fair value unwind	1,323	3,728	2,372
Profit (loss) before tax - combined businesses	1,603	(3,957)	(2,343)

The basis of preparation of the combined businesses income statement is set out on page 55.

RECONCILIATION OF COMBINED BUSINESSES PROFIT (Loss) BEFORE TAX
TO STATUTORY PROFIT (loss) BEFORE TAX FOR THE PERIOD

	Half-year to 30 June 2010	Half-year to 30 June 2009	Half-year to 31 Dec 2009
	£ million	£ million	£ million

Profit (loss) before tax - combined businesses	1,603	(3,957)	(2,343)
Integration costs	(804)	(358)	(738)
Volatility (note 5, page 61)	(199)	(591)	1,069
Government Asset Protection Scheme fee	-	-	(2,500)
Negative goodwill credit	-	11,173	-
Amortisation of purchased intangibles and goodwill impairment	(323)	(604)	(389)
Curtailment gain (note 4, page 104)	1,019	-	-
Pre-acquisition results of HBOS plc	-	280	-
Insurance grossing adjustment	-	7	(7)
Profit (loss) before tax - statutory	1,296	5,950	(4,908)

COMBINED BUSINESSES PROFIT (LOSS) ANALYSIS BY DIVISION

	Half-year to 30 June 2010	Half-year to 30 June 2009	Half-year to 31 Dec 2009
	£ million	£ million	£ million

Retail	2,495	360	1,022

Wholesale	742	(3,208)	(1,495)

Wealth and International	(1,609)	(342)	(2,014)

Insurance	469	397	578

Group Operations and Central items:
Group Operations	(56)	(55)	(94)
Central items	(438)	(1,109)	(340)
	(494)	(1,164)	(434)
Profit (loss) before tax	1,603	(3,957)	(2,343)

GROUP FINANCE DIRECTOR'S REVIEW OF FINANCIAL PERFORMANCE AND OUTLOOK

During the first half of 2010, the Group delivered a strong trading performance against the backdrop of a stabilising economy.  The Group delivered good revenue growth, lower costs, and a significant reduction in impairment.  Impairment, particularly in the Wholesale division, has fallen faster than originally expected and as a result the Group has returned to profitability on a combined businesses basis in the first half of 2010.  Importantly for the future of the enlarged entity, the Group has continued to make excellent progress in the integration of HBOS.  On a combined businesses basis, the Group reported a profit before tax of £1,603 million in the first half of 2010, compared to a loss before tax of £3,957 million in the first half of 2009.

Statutory profit before tax in the first half of 2010 was £1,296 million, compared to £5,950 million in the first half of 2009 which benefited from the impact of an £11,173 million credit from the gain arising on the HBOS acquisition (negative goodwill).  Profit attributable to equity shareholders was £596 million and earnings per share totalled 0.9 pence.

In line with the full year 2009 announcement and to enable meaningful comparisons to be made with prior periods, the income statement commentaries below are on a combined businesses basis (see 'basis of presentation').  Certain commentaries also exclude the unwind of fair value adjustments.

A good revenue performance

The Group delivered a good revenue performance in the first half of 2010.  Total income, net of insurance claims, was 5 per cent higher at £12,481 million whichincluded a gain of £423 million as a result of the Group's liability management exercises (first half of 2009: £745 million).  Excluding the impact of liability management transactions income was 8 per cent higher.

Group income was primarily driven by a strong performance in Retail, which recorded a 24 per cent increase in net interest income as a result of continued migration of mortgage business onto standard variable rate products and higher new business margins as assets are priced to more appropriately reflect risk, particularly in the mortgage portfolio.  Whilst lending markets have remained generally subdued throughout the industry, the Group has maintained a 23 per cent share of gross mortgage lending.  Unsecured lending balances were lower, principally reflecting lower customer demand.  During the first half of the year, we have continued to build our current account and savings customer franchises in what remains a competitive market for customer deposits.

In Wholesale, total income decreased by 6 per cent driven by a decrease in net interest income reflecting lower interest-earning asset balances following the disposal of debt securities and available-for-sale assets and reduced interest earnings in Treasury and Trading.  This was partially offset by an increase in the banking net interest margin as lending business continues to be re-priced to reflect customer risk profiles.

In Wealth and International, total income increased by 4 per cent reflecting the positive impact in the Wealth businesses of higher global stock markets and, in International, favourable foreign exchange movements.  This was partly offset by lower net interest margins which reflected the impact of higher impaired loan balances and lower deposit margins.  There was also a small benefit from the gains on completion of the sales of Employee Equity Solutions and Bank of Scotland Portfolio Management Service.

New business sales in our life, pensions and investments businesses decreased by 14 per cent, largely reflecting the withdrawal of certain HBOS legacy products with lower returns, partially offset by higher sales of OEICs and higher margin protection products.

However, as a result of the continuing repositioning of the product set, integration activities, and higher returns from retirement income products in the first half of 2010, UK new business profit increased by £53 million to £132 million.  The Insurance division's EEV new business margin increased to 3.4 per cent in the first half of 2010, compared to 2.4 per cent in the first half of 2009.

GROUP FINANCE DIRECTOR'S REVIEW OF FINANCIAL PERFORMANCE AND OUTLOOK (continued)

Within Central items total income increased by £48 million to £544 million.  This reflects a £192 million increase in the fair value of the embedded derivatives within the Group's Enhanced Capital Notes and a £185 million increase in the fair value of other derivatives which can not be mitigated through hedge accounting, partially offset by a decrease of £322 million in gains on liability management transactions.

Group net interest income increased by £469 million, or 7 per cent, to £6,911 million.  The net interest margin from our banking businesses was 36 basis points higher at 2.08 per cent, as higher asset pricing and compression of the spread between base rate and LIBOR more than offset the impact of lower deposit margins, due to continued low base rate and ongoing competition for customer balances.  We had previously outlined that we expected the net interest margin to increase to circa 2 per cent for 2010, and have achieved this margin improvement in the first half.  We expect the margin to see further modest improvement in the second half.  We previously guided that we expect further margin improvements in subsequent years reflecting the impact of continued improvements in asset pricing, moderate base rate rises and greater stability in wholesale funding markets.  We now believe that the margin is likely to return to more than 2.5 per cent in the medium-term (circa 2014).  This margin outlook reflects our core economic assumptions for the medium term and includes the impact of the Group's asset reduction programme and the assumed costs of refinancing as wholesale funding matures.

Other income, net of insurance claims, increased by £73 million, or 1 per cent, to £5,570 million, largely reflecting higher income from Wholesale, driven by gains on asset sales and recoveries in the values of private equity portfolios, and a favourable movement in mark-to-market values on derivatives that can not be mitigated through hedge accounting (within Central items) partially offset by lower gains on liability management transactions and by lower income in Retail driven by lower gross lending volumes and overdraft fee income.  The Insurance results include a charge to income of £70 million due to the decision to withdraw from writing new PPI business.

Over time, income from our core businesses is expected to grow at 6-7 per cent per year.  In 2009 approximately 80 per cent of underlying income, excluding gains on liability management transactions, came from core relationship businesses.  Such income growth will be partially offset by the impact of the rundown of non-relationship assets and the effect of the retail business disposal.

Total Group banking assets decreased to £704 billion from £727 billion at 31 December 2009, with a £15 billion decrease in loans and advances to customers primarily driven by reductions in non-relationship lending portfolios across the three banking divisions.  Our balance sheet reduction plans are on track and we are pleased with the progress made in the period as market conditions were more difficult than the latter part of 2009, and we continued to achieve asset sales within our provision levels.  Customer deposits have increased by 3 per cent since 31 December 2009 to £420 billion with growth being seen across all three deposit taking divisions.

Strong cost management delivering benefits

The Group has an excellent track record in managing its cost base, and has continued to deliver a strong cost performance.  During the first half of 2010, operating expenses decreased by 5 per cent to £5,435 million, as substantial integration related savings were captured, together with lower levels of operating lease depreciation.  After investment, ongoing business as usual expenses were held within inflationary levels.  Our cost:income ratio also saw further improvement to 43.5 per cent (45.1 per cent excluding gains from liability management transactions).

We have already made significant progress in capturing savings from the integration programme with £650 million of cost synergy savings being realised in the first half of 2010, and the annual run-rate savings totalled £1,084 million as at 30 June 2010.  The Group expects to end 2010 with annual run-rate savings of circa £1,300 million and is on track to deliver a run-rate of £2 billion per annum of cost synergies and other operating efficiencies by the end of 2011.  The Group expects the cost:income ratio to reduce to approximately 40 per cent in the medium term.

GROUP FINANCE DIRECTOR'S REVIEW OF FINANCIAL PERFORMANCE AND OUTLOOK (continued)

Impairment levels significantly lower than originally envisaged

During the first half of 2010, the Group achieved a significant reduction in impairment charges.  Impairment losses of £6,554 million are 51 per cent lower than the £13,399 million charge in the first half of 2009 and 38 per cent lower than the £10,589 million charge in the second half of 2009, significantly ahead of previous guidance.  Although the reductions are largely driven by Wholesale, all divisions (and, importantly, within the Wealth and International division, our Irish business) are showing improving trends in 2010.

In Retail, impairment losses decreased by £857 million, or 39 per cent, to £1,335 million, particularly reflecting prudent risk management, stabilising house prices and the benefit of continued low interest rates.  Impairment losses as a percentage of average loans and advances to customers improved to 0.72 per cent in the first half of 2010 compared to 1.15 per cent in the first half of 2009.  Secured impairment losses reduced to £53 million while unsecured impairment losses reduced to £1,282 million.  As house prices have recovered the proportion of the mortgage portfolio with an indexed loan-to-value of greater than 100 per cent has decreased and now accounts for 9.5 per cent (31 December 2009: 13.0 per cent).  More importantly the value of the portfolio with an indexed loan-to-value greater than 100 per cent and more than three months in arrears has fallen nearly £1.5 billion and is now £2.5 billion, representing 0.7 per cent of the portfolio, down from 1.1 per cent in the first half of 2009.  The number of mortgage customers new to arrears has also stabilised in the last twelve months, and is now well below the peak experienced in the second half of 2008.  We expect to see modest reductions in Retail impairment charges in the second half of 2010.  During 2011 as the UK economic environment improves and house prices continue to stabilise further impairment improvements will be delivered, but this improvement is expected to be at a significantly slower rate than the last year.

The Wholesale charge for impairment losses also fell significantly from £9,738 million in the first half of 2009 to £2,991 million in the first half of 2010. Impairment losses as a percentage of average loans and advances to customers improved to 2.85 per cent in 2010 compared to 6.87 per cent in the first half of 2009.  The decrease in this period generally reflects action taken in 2009, the stabilising economic environment and continuing low interest rates.  We continue to expect the volume of underlying impairment losses from traditional trading and manufacturing businesses to increase during 2010, as the full impact of economic conditions filters into business insolvencies and asset values.  This is a typical lag effect, observed in previous recessions, as the economy passes through, and out of, a recession.  However the effects of this are expected to be significantly less than the benefit of lower absolute impairments from the HBOS Corporate Real Estate and HBOS (UK and US) Corporate portfolios.  Depending upon UK economic conditions, notably future commercial real estate price stability and the continuation of low interest rates, and the performance of individually large exposures, we would expect to see a modest reduction in second half impairment, compared to the first half of 2010, with further reductions in 2011.  We remain vigilant in monitoring changes in economic conditions and to individual lending positions and continue to invest heavily in expert resource to work with customers to restructure their businesses on to sustainable bases, thus protecting employment where possible.

In Wealth and International, impairment charges totalled £2,228 million, up 52 per cent on £1,469 million in the first half of last year but down 15 per cent on the £2,609 million charge in the second half of last year.  The level of losses continues to be dominated by the economic environment in Ireland.  We expect to see further reductions in the Wealth and International impairment charge in the second half of 2010, although economic conditions continue to be monitored closely, particularly in Ireland.

Overall at a Group level we believe that, based on our current economic assumptions, impairment losses will fall moderately in the second half of 2010 with further meaningful reductions in 2011 and beyond.  As economic conditions improve we expect the overall Group impairment charge as a percentage of average loans and advances to customers will improve towards an expected 50-60 basis points by around 2014.

GROUP FINANCE DIRECTOR'S REVIEW OF FINANCIAL PERFORMANCE AND OUTLOOK (continued)

Strong capital ratios

At 30 June 2010, the Group's capital ratios had increased significantly with a total capital ratio of 13.4 per cent, a tier 1 ratio of 10.3 per cent and a core tier 1 ratio of 9.0 per cent.

The improvement in the capital ratios reflects balance sheet liability management transactions, lower risk-weighted assets and the improved underlying performance.  A number of balance sheet liability management transactions were undertaken in spring 2010 which resulted in holders of certain securities swapping these for common equity.  A profit of £423 million was recognised as a result (compared to £745 million for similar transactions in the first half of 2009).

Risk-weighted assets have reduced by 6 per cent to £463 billion as a consequence of balance sheet reductions, tighter risk criteria for new business and the improved credit outlook.  Over the medium term, we continue to expect to see further reductions in the Group's risk-weighted assets as a result of both balance sheet asset reductions and a positive procyclical impact from the expected improvement in the UK economic environment.

Through the implementation of capital management and restructuring initiatives implemented during the first half of 2010, we have repatriated £2 billion of core tier 1 capital from the insurance companies to the banking companies.  Whilst this has no overall impact on the Group's core tier 1 capital under current Basel regulations, the initiatives deliver a material reduction in the impacts of the potential capital reforms announced by the Basel Committee on Banking Supervision in December 2009, and updated in July 2010.

We note the various recently issued regulatory capital consultation papers and impact studies and will continue to work to ensure that robust levels of capital are maintained as the ongoing capital requirements for banks continue to change.

Rightsizing the balance sheet

In the Group's interim results announcement last year, we set out our strategy to reduce non-relationship assets, including business which is outside our current risk appetite, by some £200 billion by the end of 2014 from the non-relationship asset pool of £300 billion.  It continues to be our intention to manage these assets for value and, given the current economic climate, our primary focus remains on running these assets down over time.  During 2009, reductions of £60 billion were achieved.  In the first half of 2010 we achieved additional reductions of £23 billion.

We continue to expect to achieve a further reduction in non-relationship assets of approximately £117 billion over the next few years.  The running down of these portfolios is not expected to have a significant impact on the Group's financial performance over the medium term.  In addition, we continue to progress plans to execute the divestment of retail assets and liabilities in line with our state aid obligations.

As we have guided previously, the balance sheet reduction over time will provide the Group with increased optionality and flexibility from the resultant releases in both funding and capital.  These benefits continue to be incorporated into the Group's overall business plans.  Together with initiatives to increase customer deposits in line with market growth, we will reduce the proportion of the Group's funding that is derived from wholesale markets and eliminate our use of public and central bank facilities by the end of 2012.  This will provide capacity for core business growth in line with our relationship strategy.

GROUP FINANCE DIRECTOR'S REVIEW OF FINANCIAL PERFORMANCE AND OUTLOOK (continued)

A strengthened liquidity and funding position

The Group has made good progress against its funding objectives and further enhanced its liquidity position which is supported by our robust and stable customer deposit base.

The Group has continued to reduce its reliance on short-term wholesale funding.  During the first half of the year the absolute level of Group wholesale funding fell to £311 billion, from £326 billion at the end of 2009, reflecting a combination of good retail customer deposit growth and a reduction in non-relationship balance sheet assets.  Over the next four years, we expect the combination of customer deposit growth and balance sheet reduction to significantly reduce the Group's wholesale funding requirement.

The tenor of the Group's wholesale funding base has also proved to be resilient with the Group maintaining its maturity profile of wholesale funding, such that at 30 June 2010 approximately 49 per cent of wholesale funding had a maturity date greater than one year.  Over time, and as we see improvements in the capacity of wholesale funding markets, we expect to maintain the amount of the Group's wholesale borrowings with a maturity date greater than one year in excess of 40 per cent.  We note continuing regulatory consultations relating to liquidity requirements which could require banks to manage their liquidity risk differently and we continue to respond to evolving requirements.

As previously guided, over the next couple of years the Group expects its public capital and senior funding issuance to be £20 billion to £25 billion per annum.  We have made good progress on our 2010 term funding issuance plans, having already completed some £18 billion of our planned term issuance for the year.  In addition, during the first half of the year, the Group completed a further £8 billion of term funding via a series of privately placed funding transactions.  The Group continues to benefit from a diversity of funding sources, which have been enhanced by the establishment of a US Medium Term Note programme and a second regulated covered bond programme, and the first public US$ tranche of RMBS by a UK issuer since 2008.

The Group's overall liquidity support from public and central bank sources reduced by £25 billion to £132 billion during the first half of 2010.  A significant proportion of the remaining balance, including all the Special Liquidity Scheme and Credit Guarantee Scheme facilities, matures over the course of the next couple of years although the Group's balance sheet reduction plans and deposit strategy will avoid the necessity to refinance much of this.  Overall, based on expected spreads and balance sheet mix, we continue to believe that the increased cost of wholesale funding over the next few years will negatively impact the Group's net interest margin by less than 10 basis points, and this cost is expected to be more than offset by the impact of improved product pricing.

Increases in customer deposits and the reduction in assets set out above mean that we expect to see a steady improvement in the Group's loan to deposit ratio.  The Group does not set a target for this ratio, which we believe does not reflect either the quality of lending or the term of deposits held, but would expect to see it return to legacy Lloyds TSB levels of approximately 140 per cent or lower over the next few years.  During the first half of 2010 the ratio, excluding repos, improved to 163 per cent, from 169 per cent at the 2009 year end.

Lending to homeowners and businesses

The Group continues to actively support the UK economy by lending to UK households and businesses.  In the first half of 2010, we have extended £14.9 billion of gross new mortgage lending and £23.7 billion of committed gross lending to businesses, of which £5.7 billion was for SMEs.

Under the terms of our lending commitments to the UK Government, we agreed to make available gross new lending of £67 billion in the 12 months to March 2011, of which £23 billion would be extended to homeowners and £44 billion to UK businesses.  In the four months from 1 March to 30 June 2010, we have extended lending that qualifies under the programme totalling £8.4 billion to UK homeowners and £17 billion to UK businesses, of which £4.1 billion has been extended to SMEs.

GROUP FINANCE DIRECTOR'S REVIEW OF FINANCIAL PERFORMANCE AND OUTLOOK (continued)

Acquisition related balance sheet adjustments

Profit before tax includes the unwind of £1,323 million of acquisition related fair value adjustments.  In the second half of 2010, we currently expect a further benefit of some £1.2 billion broadly in line with previous guidance.  Thereafter, over the medium term, declining annual benefits are expected to accrue.

Volatility

A large proportion of the funds held by the Group's insurance businesses are invested in assets which are expected to be held on a long-term basis and which are inherently subject to short-term investment market fluctuations.  Whilst it is expected that these investments will provide enhanced returns over the longer term, the short-term impact of investment market volatility can be significant.  In the first half of 2010, lower equity market returns compared to our long-term assumptions have contributed to negative insurance and policyholder volatility totalling £199 million.

Taxation

The UK Government's June 2010 Budget included a number of tax changes that will impact the Group including legislation to reduce the rate of corporation tax over time and the proposed introduction of a bank levy from 1 January 2011.  Further detail on these changes is included in note 25 on page 123.

The tax charge for the half-year to 30 June 2010 was £630 million, representing an effective tax rate of 48.6 per cent.  The effective tax rate is higher than the UK statutory rate primarily due to losses in Ireland taxed at lower rates and the non-recognition of the related deferred tax asset.

Pension changes

The Group implemented changes to the terms of its principal UK defined benefit pension schemes in the first half of 2010.  As a result of these changes, the amount of any future salary increases that will be deemed pensionable will be capped each year at the lower of: Retail Prices Index inflation; each employee's actual percentage increase in pay; and 2 per cent of pensionable pay.  The effect of this change was to reduce the Group's retirement benefit obligations recognised on the balance sheet by £1,019 million with a corresponding curtailment gain recognised in the income statement.

Summary

We have continued to make strong progress in the first half of 2010 with the result that the Group is now profitable on a combined businesses basis, capital ratios are stronger and funding is well placed.  Overall, therefore, based on our current projection of a slow but steady UK economic recovery and current regulatory context, we believe the Group has strong medium-term prospects.

Tim Tookey

Group Finance Director

COMBINED BUSINESSES SEGMENTAL ANALYSIS

	Retail	Wholesale	Wealth and Int'l	Insurance	Group Operations and Central items	Group
Half-year to 30 June 2010	£m	£m	£m	£m	£m	£m

Net interest income	4,636	2,147	596	(136)	(332)	6,911
Other income	836	2,215	605	1,320	855	5,831
Total income	5,472	4,362	1,201	1,184	523	12,742
Insurance claims	-	-	-	(261)	-	(261)
Total income, net of insurance claims	5,472	4,362	1,201	923	523	12,481
Costs:
Operating expenses	(2,233)	(1,882)	(744)	(423)	(153)	(5,435)
Impairment of tangible fixed assets	-	(150)	-	-	-	(150)
	(2,233)	(2,032)	(744)	(423)	(153)	(5,585)
Trading surplus	3,239	2,330	457	500	370	6,896
Impairment	(1,335)	(2,991)	(2,228)	-	-	(6,554)
Share of results of joint ventures and associates	8	(60)	(2)	(10)	2	(62)
Profit (loss) before tax and fair value unwind	1,912	(721)	(1,773)	490	372	280
Fair value unwind(1)	583	1,463	164	(21)	(866)	1,323
Profit (loss) before tax	2,495	742	(1,609)	469	(494)	1,603

Banking net interest margin(2)	2.44%	1.85%	1.65%			2.08%
Cost:income ratio(3)	40.8%	43.1%	61.9%	45.8%		43.5%
Impairment as a % of average advances (annualised)(4)	0.72%	2.85%	6.56%			2.01%

Key balance sheet and other items
As at 30 June 2010	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers	368.0	186.0	57.6		0.5	612.1
Customer deposits	230.7	159.2	30.3		0.2	420.4
Risk-weighted assets	106.8	280.7	59.3	1.7	14.7	463.2

(1)  The net credit in the first half of 2010 of £1,323 million is mainly attributable to a reduction in the impairment charge of £1,131 million and an increase in other income of £413 million, as losses reflected in the acquisition balance sheet valuations of the lending and securities portfolios have been incurred, together with other hedging adjustments.  This has been partly offset by a charge to net interest income of £183 million.  The impact of the fair value unwind on net interest income is lower than previous periods because the liability management exercises undertaken by the Group have had the effect of crystallising a proportion of the gains reflected in the opening balance sheet valuation of HBOS's own debt; there has also been a benefit from revised expectations of future impairment losses likely to emerge from certain retail lending portfolios.

(2)      The calculation basis for banking net interest margins is set out in note 2 on page 57.

(3)     Operating expenses divided by total income net of insurance claims.

(4)     Impairment on loans and advances to customers divided by average loans and advances to customers, excluding reverse repo transactions, gross of allowance for impairment losses.

COMBINED BUSINESSES SEGMENTAL ANALYSIS (continued)

	Retail	Wholesale	Wealth and Int'l	Insurance	Group Operations and Central items	Group
Half-year to 30 June 2009	£m	£m	£m	£m	£m	£m

Net interest income	3,735	2,495	597	(158)	(227)	6,442
Other income	894	2,154	554	1,479	710	5,791
Total income	4,629	4,649	1,151	1,321	483	12,233
Insurance claims	-	-	-	(294)	-	(294)
Total income, net of insurance claims	4,629	4,649	1,151	1,027	483	11,939
Operating expenses	(2,356)	(1,951)	(769)	(496)	(146)	(5,718)
Trading surplus	2,273	2,698	382	531	337	6,221
Impairment	(2,192)	(9,738)	(1,469)	-	-	(13,399)
Share of results of joint ventures and associates	(8)	(485)	(11)	(8)	5	(507)
Profit (loss) before tax and fair value unwind	73	(7,525)	(1,098)	523	342	(7,685)
Fair value unwind	287	4,317	756	(126)	(1,506)	3,728
Profit (loss) before tax	360	(3,208)	(342)	397	(1,164)	(3,957)

Banking net interest margin	1.86%	1.52%	1.82%			1.72%
Cost:income ratio	50.9%	42.0%	66.8%	48.3%		47.9%
Impairment as a % of average advances (annualised)	1.15%	6.87%	4.55%			3.47%

Key balance sheet and other items
As at 30 June 2009	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers	376.7	216.4	58.6		0.9	652.6
Customer deposits	218.5	180.9	29.7		-	429.1
Risk-weighted assets	131.3	287.9	57.9	1.4	4.0	482.5

COMBINED BUSINESSES SEGMENTAL ANALYSIS (continued)

	Retail	Wholesale	Wealth and Int'l	Insurance	Group Operations and Central items	Group
Half-year to 31 December 2009	£m	£m	£m	£m	£m	£m

Net interest income	4,235	2,215	620	(129)	(657)	6,284
Other income	910	2,045	574	1,465	1,090	6,084
Total income	5,145	4,260	1,194	1,336	433	12,368
Insurance claims	-	-	-	(343)	-	(343)
Total income, net of insurance claims	5,145	4,260	1,194	993	433	12,025
Operating expenses	(2,210)	(2,155)	(775)	(478)	(273)	(5,891)
Trading surplus	2,935	2,105	419	515	160	6,134
Impairment	(2,035)	(5,945)	(2,609)	-	-	(10,589)
Share of results of joint ventures and associates	2	(235)	(10)	(14)	(3)	(260)
Profit (loss) before tax and fair value unwind	902	(4,075)	(2,200)	501	157	(4,715)
Fair value unwind	120	2,580	186	77	(591)	2,372
Profit (loss) before tax	1,022	(1,495)	(2,014)	578	(434)	(2,343)

Banking net interest margin	2.08%	1.52%	1.61%			1.83%
Cost:income ratio	43.0%	50.6%	64.9%	48.1%		49.0%
Impairment as a % of average advances (annualised)	1.07%	4.92%	7.40%			3.02%

Key balance sheet and other items
As at 31 December 2009	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers	371.1	191.8	63.5		0.6	627.0
Customer deposits	224.1	153.4	29.0		0.2	406.7
Risk-weighted assets	128.6	286.0	63.2	1.1	14.4	493.3

THIS PAGE IS INTENTIONALLY LEFT BLANK

DIVISIONAL PERFORMANCE

RETAIL

	Half-year to 30 June 2010	Half-year to 30 June 2009	Change since 30 June 2009	Half-year to 31 Dec 2009
	£m	£m	%	£m

Net interest income	4,636	3,735	24	4,235
Other income	836	894	(6)	910
Total income	5,472	4,629	18	5,145
Operating expenses	(2,233)	(2,356)	5	(2,210)
Trading surplus	3,239	2,273	42	2,935
Impairment	(1,335)	(2,192)	39	(2,035)
Share of results of joint ventures and associates	8	(8)		2
Profit before tax and fair value unwind	1,912	73		902
Fair value unwind	583	287		120
Profit before tax	2,495	360		1,022

Banking net interest margin	2.44%	1.86%		2.08%
Cost:income ratio	40.8%	50.9%		43.0%
Impairment as a % of average advances (annualised)	0.72%	1.15%		1.07%

	As at 30 June 2010	As at 30 June 2009	Change since 31 Dec 2009	As at 31 Dec 2009
	£bn	£bn	%	£bn

Loans and advances to customers	368.0	376.7	(1)	371.1

Customer deposits
Savings	191.9	182.1	3	185.6
Current accounts	38.8	36.4	1	38.5
	230.7	218.5	3	224.1

Risk-weighted assets	106.8	131.3	(17)	128.6

RETAIL (continued)

Key highlights

•    Profit before tax increased to £2,495 million compared to £360 million in the first half of 2009.  The increase of £2,135 million includes an increase of £296 million in respect of fair value unwind.

•    Profit before tax and fair value unwind increased to £1,912 million, a strong increase of £1,839 million compared to the first half of 2009, driven by good income growth, tight cost control and a significantly lower impairment charge.

•    Total income increased by 18 per cent, driven by higher net interest income largely as a result of the continuing re-pricing of risk and a decrease in the LIBOR spread to Base Rate, partially offset by a reduction in other income driven by lower lending volumes and changes to product design.

•    Operating expenses remain tightly controlled decreasing by 5 per cent, which combined with strong income growth led to a significant reduction in the cost:income ratio to 40.8 per cent.  Operating expenses benefited from ongoing cost control and cost synergies.

•    Impairment losses reduced significantly to £1,335 million, down 39 per cent, supported by prudent risk management, a stabilising economy and house prices and low interest rates.  The improvement in credit performance was quicker than expected at the year end.

•    Loans and advances to customers decreased by £3.1 billion, or 1 per cent, from 31 December 2009 as customers continued to reduce their personal indebtedness.  In particular customers continued to pay down unsecured debts.  During the first half gross mortgage lending was £14.9 billion as Retail continued to support the housing market and first time buyers.

•    Customer deposit growth continued to strengthen during the first half of 2010, with balances increasing by £6.6 billion, or 3 per cent, from 31 December 2009.  This growth was predominantly from instant access and tax free ISA accounts rather than more expensive term deposits.

•    Good progress has been made building deep and enduring customer relationships. Retail has implemented a range of initiatives to support the strategy including service developments such as the new Lloyds TSB internet and mobile banking platform which has improved functionality and increases the opportunity for future service development.  Simple and transparent products such as Halifax's Clarity Card, which has a single interest rate and no usage fees, have been developed to support deeper customer relationships.

RETAIL (continued)

Strategic vision

Retail's goal is to be recognised by customers as the UK's best bank.  This will be achieved by building deep and enduring customer relationships which deliver real value to customers.  This strategy will drive sustainable long-term value for all stakeholders.  This strategy is based on a deep understanding of Retail's customers and their needs combined with highly efficient and effective processes which allow more investment in products and services that customers really value.  The Group is increasing its capabilities through the integration of Lloyds TSB and HBOS which presents a great opportunity to select the best from each heritage and significantly improve systems and processes.  This includes extending Lloyds TSB's strong customer insight capabilities to Halifax and Bank of Scotland.  Success in these areas will be reflected in enhanced customer service resulting in strong customer advocacy which in turn leads to lower customer acquisition costs, increased product take-up and improved customer retention.

Progress against strategic initiatives

Deep and enduring customer relationships

The strategy is to build deep and enduring relationships so that customers choose Retail's relationship brands (Lloyds TSB, Halifax and Bank of Scotland) for more of their financial needs.  Through offering a broad range of products that address real customer needs, alongside superior customer service and advice, Retail will help customers to build a secure financial future.

As part of this strategy Retail has focused on increasing the number of customers who choose to use one of the relationship brands as the provider of their main current account.  During the last six months, the number of customers using Retail as their main current account provider (measured by a monthly account turnover of at least £1,000, as a proxy) has increased by 6 per cent.  Retail has implemented a series of initiatives to help promote and further develop these quality relationships including development of the leads systems, advisor training and new advisor incentives.

Development of deep and enduring relationships is supported by the creation of products and services that customers value and by continually improving customer services.  Advances in these areas are highlighted in the following sections.

Creating products and services that customers value

A focus on customers, including active use of Retail's strong customer insight capability, ensures that processes, products and services are truly customer-led and are distinctive in a highly competitive market.  Retail has a strong record of award-winning products and services.

Retail's focus on simple, transparent products which are easy to understand is characterised by new products such as Halifax's recently launched Clarity Card.  The card has been introduced with a single customer interest rate and no usage fees including for balance transfers, cash withdrawal and international usage.  It has already received very positive reviews from customers and consumer groups and is leading the competition for simplicity and clarity.

The Group is committed to supporting the housing market and to finding new ways to help customers own their own homes and, in the case of first time buyers, to get on the housing ladder.  Last year saw the successful launch of the 'Lend a Hand' mortgage, which allows friends and family to contribute to a savings account supporting a mortgage.  The concept has recently been extended to home movers to make it easier for them to 'trade-up'.

RETAIL (continued)

Retail continues to develop new savings products that directly address customer needs and concerns.  For example the new Halifax Guaranteed Saver Reward account rewards loyal customers with a premium if they fund their current account with £1,000 each month or have an Ultimate Reward Current Account.  Retail has also introduced an in-branch savings health check, which helps customers review their savings plans to make sure that they are making the most of the savings products on offer, saving regularly where appropriate and making full use of their tax-free allowance.

Improving productivity and continually improving customer service

Retail continues to benefit from the opportunities afforded by its heritage businesses and is taking the best from the Lloyds TSB and HBOS franchises to create 'one best way' of doing things.  This integration, together with changes in working practices, will deliver significant increases in efficiency which will allow further investment in the products and services that customers really value.

Customers are increasingly making use of Retail's multi-channel offer with more than 60 per cent choosing to use internet, mobile or telephony for service, in addition to the branch.  Retail is investing in customer service improvements across each of these channels.  For example, a new internet platform has been rolled out to Lloyds TSB customers during the first half of 2010.  Not only does this platform offer significantly improved functionality but it also provides a flexible platform to increase the range of services offered to customers via the internet.  A number of further developments are in the pipeline.  Halifax and Bank of Scotland customers will migrate onto this common digital banking platform in 2011.

However customers choose to do their banking, Retail is working to ensure they receive a high level of service.  For example in telephone banking, multi-skilling is being used to ensure that customer requests can be dealt with as efficiently as possible avoiding customers being passed from one advisor to another while also significantly increasing call handling capacity.

Mobile banking is a key growth area, and Retail is investing in this area to make financial services more accessible and to increase the range of options available to customers to manage their money.  More than 800,000 current account customers with Lloyds TSB, Halifax and Bank of Scotland have already registered for free text alerts.  In addition Lloyds TSB has launched a mobile banking application that allows customers to manage their money on the move, including transferring funds between accounts via their mobiles.

Retail continues to work at responding rapidly to customer demands.  For example, during the disruption from the volcanic ash clouds, Retail took a series of actions to help customers who had been affected.  This included extending overdrafts and credit card limits to enable customers to make alternative travel arrangements as well as waiving the fees for credit and debit card customers who went over their limit due to the disruption.  In addition cover on a range of insurance policies was extended and in the space of 48 hours, 6 million text messages were sent to insurance customers to advise them of the help Retail could provide.

RETAIL (continued)

Integration

The Retail integration programme is ahead of schedule, with the synergies annual run-rate totalling £423 million at 30 June 2010.  These synergies have been achieved through procurement savings, site consolidation and streamlining of management structures.

One example of the benefits resulting from the integration is the single investment and protection sales and servicing platform.  This platform is being rolled out across all heritage businesses and delivers a powerful new tool for Retail's financial advisors helping them to advise customers with a broader range of products and allowing more immediate processing.

By removing duplicate IT platforms, Retail is making it significantly cheaper and simpler to introduce products and services that customers value in the future.

Financial performance

Profit before tax increased to £2,495 million compared to £360 million in the first half of 2009.  The increase of £2,135 million includes an increase of £296 million in respect of fair value unwind.

Profit before tax and fair value unwind in the first half of 2010 was £1,912 million, a significant improvement compared to £73 million in the first half of 2009 and £902 million in the second half of 2009.  This increase in profits was driven by strong income growth, tight cost control and a significant reduction in impairment losses in the context of a stabilising economy.

Total income increased by £843 million, or 18 per cent, to £5,472 million.  This was driven by a strong increase in net interest income of £901 million, partially offset by a reduction in other income of £58 million.

Net interest income increased by 24 per cent, with a significant increase in net interest margins to 2.44 per cent, from 1.86 per cent in the first half of 2009, reflecting the continued re-pricing of risk and a decrease in the LIBOR spread to Base Rate.  Low interest rates also meant that more mortgage customers moved onto, and are staying on, standard variable rates.  Retail has also reduced the proportion of more expensive term deposits, while maintaining strong deposit growth.

Other income fell as a result of lower gross lending volumes and associated fee-based income, as well as lower overdraft fee income following the redesign of the overdraft product.

Total income is analysed as follows:

	Half-year to 30 June 2010		Half-year to 30 June 2009	Change since 30 June 2009	Half-year to 31 Dec 2009
	£m		£m	%	£m
		m
Mortgages and Savings	2,294		1,679	37	1,988
Consumer Banking	3,178		2,950	8	3,157
Total income	5,472		4,629	18	5,145

During the first half of 2010 total income from Mortgages and Savings increased by 37 per cent.  The majority of the increase came from higher net interest margins, reflecting lower LIBOR spreads to Base Rate and mortgage risk re-pricing.  This recovery in mortgage net interest margin was partially offset by savings margins which were negatively impacted by low base rates.

RETAIL (continued)

Consumer Banking income increased by 8 per cent as the impact of risk re-pricing was partly offset by lower customer lending balances and fees.  Total income was constrained as unsecured lending balances decreased by 6 per cent from December 2009 and by 11 per cent from June 2009 as customers paid down their unsecured debts.

Operating expenses remained tightly controlled, decreasing by 5 per cent, reflecting ongoing cost control and synergies from the integration.  The cost:income ratio improved to 40.8 per cent compared to 50.9 per cent in the first half of 2009.

Impairment losses on loans and advances decreased by £857 million, or 39 per cent, to £1,335 million reflecting the stabilising economy, flat house prices, low interest rates and prudent lending criteria.  As an annualised percentage of average advances, impairment losses decreased to 0.72 per cent, significantly lower than 1.15 per cent in the first half of 2009 (and 1.07 per cent in the second half of 2009).  Secured impairment losses reduced to £53 million while unsecured impairment losses reduced to £1,282 million. Credit performance improved more quickly than was expected at year end.  Under the Group's base case economic assumptions, further improvements in impairment losses in the second half of 2010 and during 2011 are expected, but at a significantly slower rate.

Balance sheet progress

Total loans and advances to customers decreased by £3.1 billion, or 1 per cent, to £368.0 billion, compared to 31 December 2009, as a result of muted customer demand for credit and as customers continue to reduce their personal indebtedness.  The reduction in lending to customers was driven by repayment of unsecured debt where balances reduced by 6 per cent.  Secured balances were broadly unchanged as Retail maintained its strong commitment to the housing market and first time buyers.

The UK mortgage market for both house purchase and re-mortgaging has been stable in the first half of 2010, with gross market lending of £63.6 billion compared to £65.1 billion in the first half of 2009 (and £78.5 billion in the second half of 2009).  Retail's gross new mortgage lending was £14.9 billion in the first half of 2010.  New mortgage lending continued to be focused on supporting the housing market with more than 65 per cent of the lending being for house purchase rather than re-mortgaging.  Retail also continued to be an industry leader in its support for shared equity and shared ownership schemes.

Risk-weighted assets decreased by £21.8 billion, or 17 per cent, to £106.8 billion compared to 31 December 2009.  This reduction was driven by lower lending balances, lower expected downturn loss given default and the lower risk mix of the loan portfolio with reduced exposure to unsecured lending.

Total customer deposits increased by £6.6 billion, or 3 per cent, to £230.7 billion compared to 31 December 2009.  The growth was predominantly from instant access and tax free ISA accounts, rather than more expensive term deposits.  This approach has helped support the net interest margin and has also had a beneficial impact on liquidity management.  Retail continues to perform well in the savings market with a strong stable of savings brands which can be tailored to customer demands.

WHOLESALE

	Half-year to 30 June 2010	Half-year to 30 June 2009	Change since 30 June 2009	Half-year to 31 Dec 2009
	£m	£m	%	£m

Net interest income	2,147	2,495	(14)	2,215
Other income	2,215	2,154	3	2,045
Total income	4,362	4,649	(6)	4,260
Costs:
Operating expenses	(1,882)	(1,951)	4	(2,155)
Impairment of tangible fixed assets	(150)	-		-
	(2,032)	(1,951)	(4)	(2,155)
Trading surplus	2,330	2,698	(14)	2,105
Impairment	(2,991)	(9,738)	69	(5,945)
Share of results of joint ventures and associates	(60)	(485)	88	(235)
Loss before tax and fair value unwind	(721)	(7,525)	90	(4,075)
Fair value unwind	1,463	4,317	(66)	2,580
Profit (loss) before tax	742	(3,208)		(1,495)

Corporate Markets	(1,085)	(7,735)		(4,001)
Treasury and Trading	259	460		135
Asset Finance	105	(250)		(209)
Loss before tax and fair value unwind	(721)	(7,525)		(4,075)

Banking net interest margin	1.85%	1.52%		1.52%
Cost:income ratio (excl. impairment of tangible fixed assets)	43.1%	42.0%		50.6%
Impairment as a % of average advances (annualised)	2.85%	6.87%		4.92%

	As at 30 June 2010	As at 30 June 2009	Change since 31 Dec 2009	As at 31 Dec 2009
Key balance sheet and other items	£bn	£bn	%	£bn

Loans and receivables:
Loans and advances to customers	186.0	216.4	(3)	191.8
Loans and advances to banks	13.3	21.6	(30)	18.9
Debt securities	28.1	33.0	(11)	31.7
Available-for-sale financial assets	33.5	40.8	(9)	36.9
	260.9	311.8	(7)	279.3
Customer deposits(1)	159.2	180.9	4	153.4
Risk-weighted assets	280.7	287.9	(2)	286.0

(1)     Of which repos represent £45.0 billion (31 December 2009: £35.5 billion, 30 June 2009: £58.9 billion).

WHOLESALE (continued)

Key highlights

•    Profit before tax was £742 million compared to a loss before tax of £3,208 million in the first half of 2009.  The improvement of £3,950 million is after taking account of a decrease of £2,854 million in respect of fair value unwind.

•    Loss before tax and fair value unwind amounted to £721 million, an improvement of £6,804 million mainly reflecting the significant decrease in the level of impairment since the prior half-year.

•    Total income decreased by 6 per cent to £4,362 million.  This decrease was due to a 14 per cent decline in net interest income reflecting lower interest-earning asset balances from the disposal of debt securities and available-for-sale assets, primarily in Corporate Markets, and lower income in Treasury and Trading as markets stabilised.  These decreases were partially offset by a 33 basis point increase in the banking net interest margin reflecting increases in both asset and liability margins.

•    Other income increased by 3 per cent to £2,215 million, primarily as a result of the recovery in values and realised gains on exits in the private equity portfolios.

•    Operating expenses decreased by 4 per cent, reflecting reduced levels of operating lease depreciation and the continuation of the cost savings achieved from the integration programme partially offset by continuing investment in business support and customer facing resource and systems.

•    Impairment losses on financial assets amounted to £2,991 million, compared to £9,738 million in the first half of 2009, and £5,945 million in the second half of 2009, providing further evidence that total impairment losses peaked in the first half of 2009.  Although 69 per cent lower, the level of total impairments continues to be primarily driven from the HBOS heritage real estate and real estate related portfolios.  Impairment of tangible fixed assets of £150 million was incurred on assets held on the balance sheet as a result of consolidation of certain entities over which the Group now exercises control.  Previously these assets were classified as loans and receivables.

•    Share of results of joint ventures and associates amounted to a loss of £60 million,an improvement of £425 million compared to the first half of 2009 as the operating performance of the entities improved.

•    Assets decreased by 7 per cent from 31 December 2009 reflecting continuing de-risking of the balance sheet by either selling down or reducing holdings in debt securities and available-for-sale positions, and deleveraging by customers in Wholesale's strategic segments.

•    Customer deposits increased 4 per cent to £159.2 billion compared to 31 December 2009.  An increase in customer deposits in Corporate Markets of £4.1 billion and in repo balances of £9.5 billion was partly offset by a decline in price sensitive deposits in Treasury and Trading of £7.8 billion.

•    Continued progress in deepening customer relationships.  Cross-selling has increased by 8 per centand continues to reflect increased product competencies and opportunities through a single sales force on the combined customer base.

WHOLESALE (continued)

Business overview

The Wholesale division serves in excess of a million businesses, ranging from start-ups and small enterprises to global corporations, with a range of propositions fully segmented according to customer need.  The division comprises Corporate Markets, Treasury and Trading and Asset Finance.

Since December 2009, there has been a re-organisation of the businesses that make up Corporate Markets.  This was designed to accelerate and provide greater focus on the plans of the strategic continuing businesses and further define the 'manage for value' strategy.

Corporate Markets now comprises Corporate, Commercial, Wholesale Markets, Wholesale Equity and Corporate Real Estate Business Support Unit.  The activities previously performed within the old Corporate Real Estate (CRE) and Specialist Finance business units have been split out among the new business units.

•    The activities of CRE have been absorbed within Corporate and Commercial except for those retained within the new Corporate Real Estate Business Support Unit.  This was formed to better align the dedicated support required for our real estate customers across the division who have been impacted during the recent challenging financial environment.  The unit offers solutions to customers including the provision of finance to maintain cash flow and capital restructuring where appropriate.

•    The Specialist Finance Group has been disbanded.  The Acquisition Finance unit is managed within Wholesale Markets and the lending business focused on private equity funds is managed within Corporate.  The balance of the business, comprising the private equity investments including Lloyds Development Capital, is now managed as a separate business known as Wholesale Equity.

Strategic vision

Wholesale's strategic goal is to be recognised as the UK's leading, through-the-cycle, relationship-focused wholesale bank.  The mission is to deepen and retain recurring, multi-product customer relationships building on deep insight into customer needs to provide a broad range of banking, risk management and capital market products.

Progress against strategic initiatives

Supporting customers through the cycle

Wholesale's through the cycle commitment to businesses is evidenced by key initiatives such as the SME Business Charter which was awarded the prize for innovation in SME finance by Business Money facts.  In the first half of the year, approximately 60,000 new Commercial accounts have been opened towards the objective to help 100,000 people per year start in business and over 100 regional customer events have been held across the country towards the 200 per year commitment.  Wholesale's focus on deepening customer relationships and continued commitment to businesses has again been recognised by Finance Directors of commercial and corporate companies who voted Lloyds TSB as Bank of the Year in the CBI/Real FD awards for the sixth year running in May.

In the first half of this year continued investment in Wholesale Markets capabilities has helped customers to diversify their funding sources and manage their interest rate and currency risks.  This successful investment provides the foundations for deeper customer relationships and is earning external recognition which includes Lloyds Banking Group being named 'The most improved European Debt Capital Markets and Syndicate team' by Euroweek in May.

WHOLESALE (continued)

For customers that continue to be adversely impacted by the economic conditions, Wholesale has invested further in its established Business Support Units.  These are dedicated to individual business units and so offer customer and sector expertise.  These units have completed full reviews of their books and are setting customer level strategies aimed at supporting effective turnaround.  This support is enabling Wholesale to deepen relationships with key and long standing customers and further demonstrates its through the cycle approach.

Integrating the business

The Wholesale integration aims to create a single Wholesale Bank by 2011 as it combines the strengths of Lloyds TSB's Wholesale Banking division and HBOS's Bank of Scotland Corporate division.  In the Corporate and Commercial businesses, Wholesale continues to build on the strengths of both heritages and has created a single relationship management and product delivery structure that serves both heritage customer bases and allows it to offer a much improved product set.  In the Asset Finance business the successful integration of Lex and Autolease brands has created one of the world's leading car leasing firms.

The focus for 2010 remains on the planning and execution of additional product migrations and strengthening risk systems.  Significant milestones continue to be achieved across all business units enabling the delivery of the benefits to customers as well as the synergy targets committed.  Wholesale remains on track to deliver its synergy targets for 2011.

Prioritising businesses

In 2009, Wholesale systematically reviewed its assets, portfolios and businesses to identify those that would add most value to its relationship-focused strategic vision.  In the first half of 2010, Wholesale has ensured that investment in product and service capability has been directed towards these growth areas and explored divestment opportunities for the remaining assets.

Investment and change in the growth areas continues to be embedded with new talent joining the Group and new processes introduced to our client facing businesses.  Cross-selling from deepening relationships has increased by 8 per cent reflecting these enhanced product capabilities.

A number of asset disposals have been completed so far in 2010 in progress towards the planned reduction of Wholesale's total assets, which includes part of the Group's commitment under the state aid restructuring plan.  Wholesale continues to operate under an agreed oversight and governance framework with the intention always to maximise long-term shareholder value from any asset sale.

Financial performance

Profit before tax was £742 million compared to a loss before tax of £3,208 million in the first half of 2009.  The improvement of £3,950 million is after taking account of a decrease of £2,854 million in respect of fair value unwind.

Loss before tax and fair value unwind improved by £6,804 million to £721 million, driven by a significant decrease in impairment losses reflecting the stabilising economic climate, and further supporting previous guidance that corporate impairments peaked in first half of 2009.

WHOLESALE (continued)

Total income decreased by £287 million, or 6 per cent, to £4,362 million driven by a 14 per cent decrease in net interest income.  This decrease in net interest income reflects lower interest-earning asset balances following the disposal of debt securities and available-for-sale assets, primarily in Corporate Markets, and lower income in Treasury and Trading as markets stabilised.  Other income increased by £61 million, or 3 per cent, to £2,215 million, primarily due to realised gains on asset sales and increases in the value of the private equity portfolio in Corporate Markets.  This was partially offset by lower income in Treasury and Trading where the first half of 2009 benefited from increased demand for risk management products in light of the greater market volatility at that time.

Banking net interest income, which excludes trading activity, increased by £192 million as lending business continues to be re-priced to reflect customer risk profiles and due to moderately higher deposit margins.  The impact of re-pricing was only partially offset by a decrease in average interest-earning assets and liabilities balances.  As a result, the banking net interest margin increased by 33 basis points to 1.85 per cent in the first half of 2010.

Operating expenses decreased by £69 million, or 4 per cent, to £1,882 million primarily from a further reduction in the level of operating lease depreciation in Asset Finance and a continued focus on cost management including savings attributable to the integration programme.  This was partially offset by additional costs in the Business Support Unit and continued investment in customer facing resource and systems.

Impairment losses decreased by £6,747 million to £2,991 million in the first half of 2010.  Impairment losses on loans and advances as a percentage of average loans and advances to customers improved to 2.85 per cent in 2010 compared to 6.87 per cent in the first half of 2009.  The decrease reflects significant actions taken in the first half of 2009 on the heritage HBOS portfolio including the identification of large impairments post the HBOS acquisition, the stabilising UK economic environment in 2010 and a number of write backs in the first half of 2010.  The decrease further confirms the Group's belief that impairments peaked in the first half of 2009 and reflects a moderate improvement in the economic environment.

Impairment of tangible fixed assets of £150 million relates to assets held on the balance sheet as a result of the consolidation of certain entities over which the Group now exercises control.  Previously these assets were classified as loans and receivables.

Consistent with the Group's base case economic assumptions, impairment losses in 2010 are expected to be significantly lower than in 2009.  However, the volume of underlying impairment losses from traditional trading and manufacturing businesses is expected to continue to increase during 2010 as the full impact of economic conditions filters into business insolvencies and asset values which is a typical lag effect as the economy passes through and exits recession.  While the effects of this are expected to be significantly less than the benefit of lower absolute impairments from the HBOS Corporate Real Estate and HBOS (UK and US) Corporate portfolios, in the second half of 2010 is expected to see a modest reduction in impairment compared to the first half of 2010, with further reductions in 2011.

The share of losses from joint ventures and associates decreased by £425 million, generating a loss of £60 million.  This represents a continuation of lower write-offs seen in the second half of 2009 as operating performance in investee companies improved.  The majority of the book is now valued at nil with a remaining portfolio carrying value of approximately £155 million.

WHOLESALE (continued)

Balance sheet progress

The division's asset balances (comprising loans and advances to customers and banks, debt securities and available-for-sale financial assets) reduced by £18.4 billion, or 7 per cent, to £260.9 billion compared to 31 December 2009, reflecting continuing active de-risking of the balance sheet by either selling down or reducing holdings in debt securities and available-for-sale positions and deleveraging by customers in Wholesale's strategic segments.  In the last 12 months asset balances have declined by £50.9 billion, or 16 per cent.

Loans and advances to customers decreased by £5.8 billion, or 3 per cent, to £186.0 billion.  In Corporate Markets, balances decreased by £4.0 billion, or 2 per cent, as customers continued to deleverage their balance sheets.  In Asset Finance, the decrease of £1.5 billion, or 13 per cent, reflected lower customer demand in the current economic and market conditions.  Loans and advances to banks decreased £5.6 billion, or 30 per cent, as the division refocused the balance sheet.  Available-for-sale financial asset balances reduced by £3.4 billion, or 9 per cent, to £33.5 billion and debt securities decreased by £3.6 billion, or 11 per cent, to £28.1 billion as Corporate Markets reduced the balance sheet by either selling down or not replenishing total holdings after amortisations or maturities.  Credit markets continued to rally in the second half of 2009 and until May 2010 which allowed sales in non-strategic sectors.

Customer deposits increased by 4 per cent to £159.2 billion from £153.4 billion at the end of 2009.  An increase in customer deposits in Corporate Markets of £4.1 billion and in repo balances of £9.5 billion was partly offset by a decline in price sensitive deposits in Treasury and Trading of £7.8 billion.

Risk-weighted assets decreased by £5.3 billion, or 2 per cent, to £280.7 billion, reflecting the balance sheet reductions, partly offset by risk migration.

WHOLESALE(continued)

Corporate Markets

	Half-year to 30 June 2010	Half-year to 30 June 2009	Change since 30 June 2009	Half-year to 31 Dec 2009
	£m	£m	%	£m

Net interest income	1,741	2,005	(13)	1,751
Other income	1,356	1,206	12	1,335
Total income	3,097	3,211	(4)	3,086
Costs:
Operating expenses	(1,172)	(1,129)	(4)	(1,332)
Impairment of tangible fixed assets	(150)	-		-
	(1,322)	(1,129)	(17)	(1,332)
Trading surplus	1,775	2,082	(15)	1,754
Impairment	(2,799)	(9,334)	70	(5,521)
Share of results of joint ventures and associates	(61)	(483)	87	(234)
Loss before tax and fair value unwind	(1,085)	(7,735)	86	(4,001)

Cost:income ratio (excl. impairment of tangible fixed assets)	37.8%	35.2%		43.2%
Impairment as a % of average advances (annualised)	2.85%	7.05%		5.06%

	As at 30 June 2010	As at 30 June 2009	Change since 31 Dec 2009	As at 31 Dec 2009
Key balance sheet items	£bn	£bn	%	£bn

Loans and advances to customers	173.7	197.8	(2)	177.7
Customer deposits	93.8	95.9	5	89.7
Risk-weighted assets	259.7	263.3	(2)	263.8

Loss before tax and fair value unwind decreased by £6,650 million to £1,085 million, due to a significant decrease in impairment losses.

Total income decreased by 4 per cent, driven by net interest income £264 million or 13 per cent lower.  This was primarily due to increased funding costs in Wholesale Markets, one-off break costs on surplus fixed-term funding in Wholesale Equity and lower asset balances due to the ongoing focus on reducing the balance sheet.  Other income increased £150 million, or 12 per cent, mainly due to realised gains from asset sales in Corporate and write-ups and exits from private equity portfolios in Wholesale Equity.

Operating expenses increased by 4 per cent to £1,172 million due to continued investment in business support as well as customer facing resource and systems, partially offset by synergy benefits.

Impairment losses decreased by £6,535 million, to £2,799 million, reflecting a sustained decrease since the peak in the first half of 2009.  The decrease reflects reductions, notably in HBOS Corporate Real Estate and related portfolios and HBOS Corporate (UK and US) portfolios.

WHOLESALE (continued)

Treasury and Trading

	Half-year to 30 June 2010	Half-year to 30 June 2009	Change since 30 June 2009	Half-year to 31 Dec 2009
	£m	£m	%	£m

Net interest income	188	319	(41)	225
Other income	167	229	(27)	9
Total income	355	548	(35)	234
Operating expenses	(96)	(88)	(9)	(99)
Profit before tax and fair value unwind	259	460	(44)	135

Cost:income ratio	27.0%	16.1%		42.3%

	As at 30 June 2010	As at 30 June 2009	Change since 31 Dec 2009	As at 31 Dec 2009
Key balance sheet and other items	£bn	£bn	%	£bn

Loans and advances to customers	2.2	6.5	(12)	2.5
Customer deposits(1)	65.4	85.0	3	63.7
Risk-weighted assets	6.6	11.2	(21)	8.4

(1)     Of which repos represent £45.0 billion (31 December 2009: £35.5 billion, 30 June 2009: £58.9 billion).

Profit before tax and fair value unwind decreased by £201 million to £259 million due to lower income.

Income decreased by £193 million, or 35 per cent, in the first half of 2010 compared to the strong start to the first half of 2009 which benefited from greater volatility in the markets and increased customer demand for interest rate and foreign exchange risk management products.  Trading flows are managed with the overriding aim of providing a service to customers, whilst maintaining a conservative risk appetite.

Operating expenses increased by £8 million to £96 million reflecting higher staff costs.

WHOLESALE (continued)

Asset Finance

	Half-year to 30 June 2010	Half- year to 30 June 2009	Change since 30 June 2009	Half-year to 31 Dec 2009
	£m	£m	%	£m

Net interest income	218	171	27	239
Other income	692	719	(4)	701
Total income	910	890	2	940
Operating expenses	(614)	(734)	16	(724)
Trading surplus	296	156	90	216
Impairment	(192)	(404)	52	(424)
Share of results of joint ventures and associates	1	(2)		(1)
Profit (loss) before tax and fair value unwind	105	(250)		(209)

Cost:income ratio	67.5%	82.5%		77.0%
Impairment as a % of average advances (annualised)	3.20%	5.96%		5.77%

	As at 30 June 2010	As at 30 June 2009	Change since 31 Dec 2009	As at 31 Dec 2009
Key balance sheet and other items	£bn	£bn	%	£bn

Loans and advances to customers	10.1	12.1	(13)	11.6
Operating lease assets	3.2	3.7	(6)	3.4
Risk-weighted assets	14.4	13.4	4	13.8

Profit before tax and fair value unwind was £105 million compared to a loss before tax and fair value unwind of £250 million in the first half of 2009.  The £355 million improvement was due to lower impairment losses, lower operating expenses, and higher net interest income.

Total income increased by £20 million, or 2 per cent, to £910 million as lower business volumes on assets held under operating leases were offset by stronger yields on new business written.

Operating expenses decreased by £120 million, or 16 per cent, to £614 million, reflecting reduced depreciation charges on assets held under operating leases due to lower fleet size, year-on-year improvement in used car values, strong cost management and savings achieved from integration.

Impairment losses decreased by £212 million to £192 million, reflecting a stabilising economic environment and an improvement in market conditions for both the retail and non-retail consumer finance businesses.  There has been a reduction in new cases entering arrears, along with the reduced book size and better mix in the credit quality of new business being written over the last two years.

THIS PAGE IS INTENTIONALLY LEFT BLANK

WEALTH AND INTERNATIONAL

	Half-year to 30 June 2010	Half-year to 30 June 2009	Change since 30 June 2009	Half-year to 31 Dec 2009
	£m	£m	%	£m

Net interest income	596	597	-	620
Other income	605	554	9	574
Total income	1,201	1,151	4	1,194
Operating expenses	(744)	(769)	3	(775)
Trading surplus	457	382	20	419
Impairment	(2,228)	(1,469)	(52)	(2,609)
Share of results of joint ventures and associates	(2)	(11)	82	(10)
Loss before tax and fair value unwind	(1,773)	(1,098)	(61)	(2,200)
Fair value unwind	164	756		186
Loss before tax	(1,609)	(342)		(2,014)

Wealth	156	101	54	97
International	(1,929)	(1,199)	(61)	(2,297)
Loss before tax and fair value unwind	(1,773)	(1,098)	(61)	(2,200)

Banking net interest margin	1.65%	1.82%		1.61%
Cost:income ratio	61.9%	66.8%		64.9%
Impairment as a % of average advances (annualised)	6.56%	4.55%		7.40%

	As at 30 June 2010	As at 30 June 2009	Change since 31 Dec 2009	As at 31 Dec 2009
Key balance sheet and other items	£bn	£bn	%	£bn

Loans and advances to customers	57.6	58.6	(9)	63.5
Customer deposits	30.3	29.7	4	29.0
Risk-weighted assets	59.3	57.9	(6)	63.2

WEALTH AND INTERNATIONAL (continued)

Key highlights

•    Loss before tax amounted to £1,609 million compared to £342 million in the first half of 2009.  The increased loss includes a £592 million lower credit in respect of fair value unwind.

•    Loss before tax and fair value unwind amounted to £1,773 million, compared to £1,098 million in the first half of 2009, mainly due to higher impairment levels, primarily in Ireland.

•    Total income increased by 4 per cent to £1,201 million, reflecting the positive impact of higher global stock markets and favourable foreign exchange movements, partly offset by lower net interest margins.

•    Net interest income was in line with the first half of 2009 at £596 million, as the impact of foreign currency movements, particularly the Australian dollar, and income on the £7 billion European loan portfolio transferred from Wholesale division in the second half of 2009 were offset by a 17 basis points decline in the banking net interest margin.  The margin decline reflects the impact of higher impaired loan balances and lower deposit margins in the continuing low base rate environment but has stabilised in the first half of 2010, compared to the second half of 2009.

•    Operating expenses decreased by 3 per cent to £744 million, with cost savings achieved from integration, particularly in Asset Management, partly offset by investments in International's German deposit taking operation, increased resources in business support functions and stronger foreign currency rates.

•    Impairment losses amounted to £2,228 million, compared to £1,469 million in the first half of 2009, reflecting the deterioration in the economic environment in Ireland.  Further reductions are expected in the Wealth and International impairment charge in the second half of 2010, although economic conditions continue to be monitored closely, particularly in Ireland.

•    Loans and advances to customers decreased by 9 per cent to £57.6 billion, reflecting foreign exchange movements of £3.0 billion, net repayments of £0.8 billion, and additional impairment provisions in the International businesses.

•    Customer deposits increased by 4 per cent to £30.3 billion, due to strong inflows in UK Private Banking and Bank of Scotland Germany, partly offset by outflows in Ireland following the closure of the Irish retail branch network.

•    Against its strategic objectives, Wealth has demonstrated continuing traction in client acquisition through the UK franchise with an annualised 19 per cent increase in customer numbers.  In International, resources have been deployed to manage arrears and the balance sheet reduction strategy resulted in underlying local currency advances decreasing by £0.8 billion since December 2009.

WEALTH AND INTERNATIONAL (continued)

Progress against strategic initiatives

Deep and enduring customer relationships

In Wealth, the focus has been on driving additional income growth from the Group's affluent and high net worth client base through more effective use of the opportunities afforded by the Retail and Wholesale franchises to cross sell Wealth products to these customers.  In the first half of 2010, customer segmentation across the Wealth businesses has been implemented and businesses transferred as appropriate to align to this segmentation, the customer referrals model has been formalised, and a new UK investment proposition launched.  Continuing traction has been demonstrated through an annualised 12 per cent increase in Wealth relationship customers, including a 19 per cent increase in UK Wealth, and a 7 per cent increase in Wealth's customer deposits.

Maximising value in the short to medium term

In International, the focus remains on managing the impaired asset portfolio and continued strengthening of the control environment.  Redeployment of resource from front line activity and the wider Group to manage arrears and collections is now complete and business support units are fully operational.  The business aims to de-risk and reduce the balance sheet where possible, with net repayments in the International portfolio contributing £0.8 billion to the reduction in underlying local currency customer advances.

Integration

Wealth and International is making excellent progress with the integration of its businesses with an annual synergies run-rate as at 30 June 2010 of £172 million.  The transfer of £50 billion of funds under management from Insight to Scottish Widows Investment Partnership was successfully completed in the first half of 2010 along with the sale of Employee Equity Solutions and Bank of Scotland Portfolio Management Service.  The Spanish, Channel Islands and Wholesale Europe integration programmes are progressing well and Wealth and International is on track to deliver targeted cost savings by 2011.

The previously announced closure of both the Halifax retail business in the Republic of Ireland and the Bank of Scotland (Ireland) intermediary business is progressing well with the closure of all 44 Halifax retail branches in Ireland completed by the end of June 2010 and union agreement reached regarding the terms of the redundancy scheme.

WEALTH AND INTERNATIONAL (continued)

Financial performance by business unit

Wealth

	Half-year to 30 June 2010	Half-year to 30 June 2009	Change since 30 June 2009	Half-year to 31 Dec 2009
	£m	£m	%	£m

Net interest income	161	198	(19)	185
Other income	539	490	10	513
Total income	700	688	2	698
Operating expenses	(520)	(560)	7	(559)
Trading surplus	180	128	41	139
Impairment	(23)	(26)	12	(45)
Share of results of joint ventures and associates	(1)	(1)	-	3
Profit before tax and fair value unwind	156	101	54	97

Cost:income ratio	74.3%	81.4%		80.1%
Impairment as a % of average advances (annualised)	0.49%	0.53%		0.89%

	As at 30 June 2010	As at 30 June 2009	Change since 31 Dec 2009	As at 31 Dec 2009
Key balance sheet and other items	£bn	£bn	%	£bn

Loans and advances to customers	9.2	9.6	-	9.2
Customer deposits	24.8	24.1	7	23.2
Risk-weighted assets	10.7	10.9	7	10.0

Profit before tax and fair value unwind increased by 54 per cent to £156 million due to a combination of higher income and lower costs.

Total income increased by £12 million, or 2 per cent, to £700 million.  Net interest income decreased by £37 million, or 19 per cent, to £161 million reflecting continued margin compression driven by low base rates and a competitive deposit market.  Other income increased by £49 million, or 10 per cent, to £539 million driven by increasing global stock markets and gains on sale of Employee Equity Solutions and Bank of Scotland Portfolio Management Service, partly offset by lower asset management fee income following the sale of the external fund management business of Insight Investments in November 2009.

Operating expenses decreased by £40 million, or 7 per cent, to £520 million driven by cost savings from integration, particularly in the Asset Management business which also includes the impact of the sale of Insight Investments.

Impairment losses decreased by £3 million to £23 million as impaired asset trends stabilised across the Wealth businesses reflecting stabilising economic conditions.

Customer deposits have increased by £1.6 billion, or 7 per cent, to £24.8 billion reflecting strong growth in the UK Private Banking business driven by the success of the Reserve savings account.

WEALTH AND INTERNATIONAL (continued)

Funds under management

		As at 30 June 2010	As at 30 June 2009	As at 31 Dec 2009
		£bn	£bn	£bn

	SWIP and Insight(1):
	Internal	110.9	92.0	111.7
	External	25.5	113.0	30.0
		136.4	205.0	141.7
	Other Wealth:
	St James's Place	22.4	16.9	21.4
	Invista	5.4	5.4	5.4
	Private and International Banking	14.3	16.7	15.6
	Closing funds under management	178.5	244.0	184.1

		Half-year to 30 June 2010	Half-year to 30 June 2009	Half-year to 31 Dec 2009
		£bn	£bn	£bn

	Opening funds under management	184.1	244.9	244.0
	Inflows:
SWIP and Insight	- internal	1.1	4.1	3.0
	- external	2.0	17.7	15.4
	Other	3.7	2.0	2.1
		6.8	23.8	20.5
	Outflows:
SWIP and Insight	- internal	(0.5)	(3.7)	(3.1)
	- external	(6.6)	(12.8)	(13.6)
	Other	(2.1)	(2.3)	(1.7)
		(9.2)	(18.8)	(18.4)
	Investment return, expenses and commission	(2.5)	(5.9)	22.3
	Net operating increase (decrease) in funds(2)	(4.9)	(0.9)	24.4
	Sale of Insight and Bank of Scotland Portfolio Management Service(1)	(0.7)	-	(84.3)
	Closing funds under management	178.5	244.0	184.1

(1)     Insight Investments was sold on 2 November 2009.  The Bank of Scotland Portfolio Management Service business was transferred to Rathbone Brothers Plc over the course of the first half of 2010.

(2)   The movement in funds under management includes movements in respect of Insight's external fund management business up to disposal on 2 November 2009.  All funds which will continue to be managed by SWIP post-transition are included within closing funds under management.

Funds under management of £178.5 billion decreased by £5.6 billion from December 2009.  Net outflows in the first half of 2010 were £2.4 billion, with strong net inflows in Private Banking and St. James's Place more than offset by an exceptional withdrawal from a single institutional investor which represented the majority of the external outflow in SWIP.  The fall in global equity values, particularly in the second quarter of 2010, has reduced funds under management by a further £2.5 billion.

WEALTH AND INTERNATIONAL (continued)

International

Half-year to 30 June 2010		Half-year to 30 June 2009	Change since 30 June 2009	Change since 30 June 2009 Constant currency	Half-year to 31 Dec 2009
	£m	£m	%	%	£m

Net interest income	435	399	9	(1)	435
Other income	66	64	3	(22)	61
Total income	501	463	8	(4)	496
Operating expenses	(224)	(209)	(7)	(2)	(216)
Trading surplus	277	254	9	(9)	280
Impairment	(2,205)	(1,443)	(53)	(45)	(2,564)
Share of results of joint ventures and associates	(1)	(10)	90		(13)
Loss before tax and fair value unwind	(1,929)	(1,199)	(61)	(58)	(2,297)

Cost:income ratio	44.7%	45.1%			43.5%
Impairment as a % of average advances (annualised)	7.54%	5.31%			8.58%

	As at 30 June 2010	As at 30 June 2009	Change since 31 Dec 2009	Change since 31 Dec 2009 Constant currency	As at 31 Dec 2009
Key balance sheet and other items	£bn	£bn	%	%	£bn

Loans and advances to customers	48.4	49.0	(11)	(6)	54.3
Customer deposits	5.5	5.6	(5)	-	5.8
Risk-weighted assets	48.6	47.0	(9)	(4)	53.2

Loss before tax and fair value unwind increased by £730 million to £1,929 million due to an increase in impairment losses, reflecting a continued high level of impairment charges in Ireland.  Loss before tax is £368 million lower than the second half of 2009.

Total income increased by 8 per cent to £501 million due to foreign exchange movements, in particular the Australian dollar which is 19 per cent stronger on average than in the first half of 2009.  In constant currency, total income decreased by 4 per cent reflecting the increased strain of higher impaired assets, partly offset by additional income on the £7 billion European loan portfolio transferred from Wholesale division in the second half of 2009.

Operating expenses increased by 7 per cent to £224 million driven by foreign exchange movements.  In constant currency, operating expenses increased by 2 per cent reflecting the development of International's deposit taking operation in Germany and increased risk management resources to manage impaired asset portfolios in Ireland and Australia.

WEALTH AND INTERNATIONAL (continued)

Impairment losses have increased by £762 million, or 53 per cent, to £2,205 million driven by losses in Ireland where the deterioration in economic conditions has led to higher impairments, particularly in commercial real estate.  Real estate exposures in Australia and Wholesale Europe are also the key drivers of impairment in those locations.

Impairment losses and loans and advances to customers are summarised by key geography in the following table.

	Impairment losses			Loans and advances to customers

	Half-year to 30 June 2010	Half-year to 30 June 2009	Half-year to 31 Dec 2009	As at 30 June 2010	As at 31 Dec 2009
	£m	£m	£m	£m	£m

Ireland	1,557	1,027	1,922	21,511	24,948
Australia	454	408	441	12,686	12,993
Wholesale Europe	145	3	126	6,808	8,538
Latin America/Middle East	43	(2)	71	746	639
Netherlands	6	7	4	6,694	7,229
	2,205	1,443	2,564	48,445	54,347

Balance sheet progress

Loans and advances to customers decreased by £5.9 billion or 11 per cent, to £48.4 billion due to foreign exchange movements of £3.0 billion, net repayments of £0.8 billion across all businesses and higher impairment provisions.  The division is focused on de-risking and right-sizing the balance sheet, focusing on key Group relationships, as well as reducing concentrations in Commercial Real Estate.  In the international businesses we have reduced drawn exposures in local currency with any new to bank assets written within the tightened risk appetite that has been applied across the division since early 2009.  Significant focus remains on supporting existing customers through delivery of work-out strategies designed to maximise returns.

Customer deposits decreased by 5 per cent to £5.5 billion with a strong performance in Bank of Scotland Germany, which has now raised over €2 billion of deposits since its launch in January 2009, offset by a fall in customer deposits in Ireland following the closure of the division's Irish retail business.

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INSURANCE

	Half-year to 30 June 2010	Half-year to 30 June 2009	Change since 30 June 2009	Half-year to 31 Dec 2009
	£m	£m	%	£m

Net interest income	(136)	(158)	14	(129)
Other income	1,320	1,479	(11)	1,465
Total income	1,184	1,321	(10)	1,336
Insurance claims	(261)	(294)	11	(343)
Total income, net of insurance claims	923	1,027	(10)	993
Operating expenses	(423)	(496)	15	(478)
Share of results of joint ventures and associates	(10)	(8)	(25)	(14)
Profit before tax and fair value unwind	490	523	(6)	501
Fair value unwind	(21)	(126)	83	77
Profit before tax	469	397	18	578

Profit before tax and fair value unwind - before impact of PPI new business closure	560	523	7	501
Other income - impact of PPI new business closure	(70)	-		-
Profit before tax and fair value unwind	490	523	(6)	501

Profit before tax and fair value unwind by business unit
Life, Pensions and Investments:
Before impact of PPI new business closure	343	328	5	289
PPI new business closure	(70)	-		-
UK business	273	328	(17)	289
European business	19	16	19	59
General Insurance	195	186	5	181
Other(1)	3	(7)		(28)
Profit before tax and fair value unwind	490	523	(6)	501

EEV new business margin(2)	3.4%	2.4%		2.6%
Life, Pensions and Investments sales (PVNBP)	6,331	7,361	(14)	6,158

(1)  Above result includes certain Group and divisional costs and income not allocated to business units, as well as the division's share of results of joint ventures and associates.  The half-year to 30 June 2010 includes an accounting gain on disposal of £13 million from the sale of the Group's joint venture investment in esure.

(2)  Further detail of the EEV results is shown on pages 128 to 131.

INSURANCE (continued)

Key highlights

•    Profit before tax increased by 18 per cent to £469 million, compared to £397 million in the first half of 2009.

•    Profit before tax and fair value unwind increased by 7 per cent, or £37 million, to £560 million, before a non-recurring charge of £70 million in respect of the Group's decision to cease writing new payment protection insurance (PPI) business.  After this charge, profit before tax and fair value unwind amounted to £490 million, a decrease of 6 per cent on the first half of 2009.

•    Total income net of insurance claims decreased by 10 per cent or £104 million to £923 million largely due to the £70 million non-recurring charge for the closure to new business of PPI.

•    Operating expenses have decreased by 15 per cent or £73 million to £423 milliondue to a continued focus on cost management and delivery of integration synergies.

•    Good progress continues to be made on integration, including the launch of a single bancassurance proposition in June 2010.

•    Life, Pensions and Investments sales decreased by 14 per cent to £6,331 million (PVNBP) primarily due to the withdrawal of certain HBOS legacy products with lower returns in the second half of 2009.  Sales of OEIC and higher margin protection products increased by 9 per cent and 6 per cent respectively.

•    Life, Pensions and Investments EEV new business margin increased to 3.4 per cent compared to 2.4 per cent for the first half of 2009.  The improved margin reflects the strategic choices made in respect of product and channel propositions as the legacy businesses are integrated in order to focus on value.  The margin improvement experienced during the first half of 2010 includes a particularly strong contribution from Retirement Income which is expected to be less significant in the second half of 2010.

•    General Insurance profits increased by 5 per cent to £195 million primarily due to integration synergies.

•    Capital management initiatives resulted in £2 billion mitigation of the potential impact of Basel III.  Measures to facilitate further mitigation are planned during the second half of 2010, although these are anticipated to be of a lower impact.

INSURANCE (continued)

Overview of strategy

The Insurance division's strategic vision is to be recognised as the leading insurance business by its customers, staff and the Group's shareholders.  The division has four strategic objectives to achieve its vision:

•    complete the integration of its businesses;

•    continue to strengthen its leading brands and grow sales profitably in its targeted markets;

•    enhance the capital management and operational efficiency of existing and future business; and

•    utilise the Group's strengths in distribution and asset management.

Progress against strategic initiatives

Integrating the businesses

The integrations of the legacy Life, Pensions and Investments businesses and the legacy General Insurance businesses have progressed well with an annualised run-rate synergy saving of £149 million being achieved at 30 June 2010.

In the Life, Pensions and Investments UK business good progress has been made in integrating the legacy distribution functions in both the Intermediary and Bancassurance channels.  The Intermediary sales forces of Scottish Widows and Clerical Medical were combined in July 2009 and a new product set introduced.  Sales through this channel have increased in the first half of 2010 compared to the second half of 2009 by 26 per cent.  A single Bancassurance proposition was launched in June 2010.

In the General Insurance business an integrated supply chain model has been implemented which includes the introduction of personal claims consultants across all brands in July 2010.

Sustainable profitable growth

The Life, Pensions and Investments UK business continues to make excellent progress in improving the profitability of the combined product set.  Certain low returning products sold through the HBOS heritage channels have been discontinued and sales across the wider franchise have been directed to products that both improve the customer proposition and enhance shareholder returns.  The first half of 2010 has seen a strong increase in new business profits, new business margins and internal rates of return.

In General Insurance, the combined ratio fell from 81 per cent to 77 per cent.  Home insurance sales delivered a resilient underwriting performance in the first half of 2010.  Despite adverse weather claims at the beginning of the year, the performance of the home book remained strong.

Capital management and operational efficiency

Managing the use of the Group's capital remains a key objective of the business.  Significant work has been undertaken to optimise the Insurance division's contribution to Group capital and during the first half of 2010 this resulted in £2 billion mitigation of the potential impact of Basel III.  The insurance business remains well capitalised as assessed via the Insurance Groups Directive (IGD) regulatory measure of surplus capital.

The Insurance division continues to focus on cost reduction.  Operating costs decreased by 15 per cent in the first half of 2010.  Operational efficiencies have been achieved without compromising the quality of customer service with customer satisfaction scores remaining robust across the businesses.

INSURANCE (continued)

Leveraging distribution and asset management

An integrated Life, Pensions and Investments UK Bancassurance proposition was launched in June 2010.  The proposition draws on the product design and customer service expertise from the two heritages in order to establish a consistent base from which to further leverage the scale of the Group's Bancassurance operation.

Life, Pensions and Investments

UK business

		Half-year to 30 June 2010	Half-year to 30 June 2009	Change since 30 June 2009	Half-year to 31 Dec 2009
		£m	£m	%	£m

	Net interest income	(116)	(146)	21	(127)
	Other income	645	772	(16)	702
	Total income	529	626	(15)	575
	Operating expenses	(256)	(298)	14	(286)
	Profit before tax and fair value unwind	273	328	(17)	289

	Profit before tax and fair value unwind - before impact of PPI new business closure	343	328	5	289
	Other income - impact of PPI new business closure	(70)	-		-
	Profit before tax and fair value unwind	273	328	(17)	289

	Profit before tax analysis
New business profit	- insurance business(1)	166	175	(5)	153
	- investment business(1)	(34)	(96)	65	(100)
	Total new business profit	132	79	67	53
	Existing business profit(2)	234	192	22	239
	Experience and assumption changes	(23)	57		(3)
	Profit before tax and fair value unwind - before impact of PPI new business closure	343	328	5	289
	Other income - PPI new business closure	(70)	-		-
	Profit before tax and fair value unwind	273	328	(17)	289

	EEV new business margin (UK)	3.5%	2.5%		2.7%

(1)     As required under IFRS, products are split between insurance and investment contracts depending on the level of insurance risk contained.  For insurance contracts, the new business profit includes the net present value of profits expected to emerge over the lifetime of the contract, including profits anticipated in periods after the year of sale; for investment contracts the figure reflects the profit in the year of sale only, after allowing for the deferral of initial income and expenses.  Consequently the recognition of profit for investment contracts is deferred relative to insurance contracts.

(2)  The disclosure of existing business profit has been changed to better reflect the performance of the business.  Existing business profit includes the expected return on shareholder's net assets and experience and assumptions changes are disclosed separately.

Life, Pensions and Investments UK delivered profit growth of £15 million, or 5 per cent, to £343 million, before taking into account the non-recurring £70 million charge due to the Group's decision to cease writing new payment protection business.  After this charge, profit before tax and fair value unwind was £273 million, a decrease of 17 per cent compared to the equivalent period in 2009.

INSURANCE (continued)

Total new business profit increased by £53 million, or 67 per cent, to £132 million.  This increase primarily reflects the progress made on product participation choices and other integration activities within both the Bancassurance and Intermediary channels.

The £9 million fall in Insurance new business profits reflects the withdrawal of guaranteed bonds sold through the HBOS branch network, a significant factor in the 20 per cent reduction in Bancassurance sales.  This was partially offset by strong profits from Retirement income products.

Investment new business losses reduced by 65 per cent to £34 million reflecting a reduction in initial commission on OEICs sold through both the Lloyds TSB and HBOS branch networks and the withdrawal of the HBOS individual pension products sold through the Intermediary channel.  After an initial decline in sales volumes in the period following the integration of the Intermediary sales forces in July 2009 and the withdrawal of lower returning HBOS products, intermediated sales have recovered and were 26 per cent higher in the first half of 2010 compared to the second half of 2009.

A repositioning of the combined product set to focus on sustainable profitability, and higher Retirement income returns, resulted in the EEV new business margin increasing to 3.5 per cent in the first half of 2010 compared to 2.5 per cent in the first half of 2009.  This improvement in margins featured a particularly strong contribution from conventional annuities.  This is not expected to be as pronounced in the second half of 2010 and the EEV new business margin excluding this impact was 3.3 per cent.

Existing business profit increased by £42 million, or 22 per cent, to £234 million.  This predominantly reflects a higher assumed rate of return and higher asset values following improved market conditions in the second half of 2009.

Experience and assumption changes include a charge of £132 million arising as a result of a review of charging between the funds of Clerical Medical prior to the acquisition of HBOS.  This charge has largely been offset by the appropriate release of fair value provisions.  The £23 million adverse impact of experience and assumption changes in the period includes short-term persistency experience.

The capital positions of the UK life insurance companies within the Insurance division remain robust.  As at 30 June 2010, the estimated Insurance Groups Directive (IGD) capital surplus for the Scottish Widows Insurance group was £1.3 billion (31 December 2009: £1.3 billion), and the estimated IGD capital surplus for the HBOS Insurance group was £1.7 billion (31 December 2009: £1.6 billion).

European business

Profit before tax increased by £3 million to £19 million, primarily as a result of continuing strategic initiatives to reduce operating expenses.  An improved return on existing business was offset by lower new business profits driven by lower sales due to economic and market conditions.

INSURANCE (continued)

New business

An analysis of the present value of new business premiums for business written by the Insurance division, split between the UK and European Life, Pensions and Investments businesses, is given below:

		Half-year to 30 June 2010			Half-year to 30 June 2009		Change since 30 June 2009	Half-year to 31 Dec 2009
Analysis by product	UK	Europe	Total	UK	Europe	Total		Total
	£m	£m	£m	£m	£m	£m	%	£m

Protection	280	16	296	264	16	280	6	288
Payment protection	54	-	54	83	-	83	(35)	70
Savings and investments	925	112	1,037	1,465	113	1,578	(34)	1,423
Individual pensions	942	52	994	1,401	64	1,465	(32)	995
Corporate and other pensions	1,437	-	1,437	1,560	-	1,560	(8)	1,040
Retirement income	536	-	536	570	-	570	(6)	317
Managed fund business	70	-	70	76	-	76	(8)	70
Life and pensions	4,244	180	4,424	5,419	193	5,612	(21)	4,203
OEICs	1,907	-	1,907	1,749	-	1,749	9	1,955
Total	6,151	180	6,331	7,168	193	7,361	(14)	6,158

Analysis by channel
Bancassurance ex payment protection	2,902	-	2,902	3,591	-	3,591	(19)	3,253
Payment protection	54	-	54	83	-	83	(35)	70
Bancassurance	2,956	-	2,956	3,674	-	3,674	(20)	3,323
Intermediary	2,921	180	3,101	3,313	193	3,506	(12)	2,679
Direct	274	-	274	181	-	181	51	156
Total	6,151	180	6,331	7,168	193	7,361	(14)	6,158

The present value of new business premiums has reduced by 14 per cent, to £6,331 million.  This largely reflects the withdrawal of certain HBOS legacy investment and individual pension products with lower returns, partially offset by higher volumes of OEICs and higher margin protection products which increased by 9 per cent and 6 per cent respectively.

Savings and investment sales reduced by 34 per cent following the withdrawal in the second half of 2009 of guaranteed bonds sold through the HBOS Bancassurance channel.  The reduction in individual pension sales reflects the closure to new business during 2009 of certain products sold through the HBOS intermediary channel.  The performance of key products in the ongoing product suite continues to improve with, for example, sales of the flagship pensions product, Retirement Account, increasing by 47 per cent.

INSURANCE (continued)

Funds under management

The table below shows the Life, Pensions and Investment entities' funds within the Insurance division.  These are predominantly managed within the Group by the Wealth and International division.

	Half-year to 30 June 2010	Half-year to 30 June 2009	Half-year to 31 Dec 2009
	£bn	£bn	£bn

Opening funds under management	122.1	113.7	111.4

UK business
Premiums	6.3	6.4	5.8
Claims and surrenders	(8.1)	(6.5)	(6.7)
Transfers related to the sale of Insight	-	-	(3.3)
Net outflow of business	(1.8)	(0.1)	(4.2)
Investment return, expenses and commission	(0.6)	(1.9)	14.2
Other movements(1)	4.1	-	-
Net movement	1.7	(2.0)	10.0

European business
Net movement	(0.1)	(0.3)	0.9

Dividends and capital repatriation	(0.5)	-	(0.2)

Closing funds under management	123.2	111.4	122.1

Managed by the Group	103.4	99.7	102.4
Managed by third parties	19.8	11.7	19.7
Closing funds under management	123.2	111.4	122.1

(1)  Other movements in funds under management incorporates alignment changes and the inclusion of managed pension funds.

INSURANCE (continued)

	Half-year to 30 June 2010	Half-year to 30 June 2009	Change since 30 June 2009	Half-year to 31 Dec 2009
General Insurance	£m	£m	%	£m

Home insurance
Underwriting income (net of reinsurance)	455	450	1	447
Commission receivable	35	23	52	48
Commission payable	(70)	(46)	(52)	(48)
	420	427	(2)	447

Payment protection insurance
Underwriting income (net of reinsurance)	292	379	(23)	352
Commission receivable	(23)	29		(16)
Commission payable	(134)	(229)	41	(166)
	135	179	(25)	170
Other
Underwriting income (net of reinsurance)	3	5	(40)	3
Commission receivable	22	47	(53)	22
Commission payable	(9)	(30)	70	2
Other (including investment income)	(9)	(10)	10	4
	7	12	(42)	31
Net operating income	562	618	(9)	648
Claims paid on insurance contracts (net of reinsurance)	(261)	(294)	11	(343)
Operating income, net of claims	301	324	(7)	305
Operating expenses	(106)	(138)	23	(124)
Profit before tax and fair value unwind	195	186	5	181

Combined ratio	77%	81%		84%

Profit before tax and fair value unwind from General Insurance increased by 5 per cent to £195 million, due primarily to lower claims and reduced operating expenses.

Underwriting income for home insurance showed modest growth of 1 per cent to £455 million.  Home commission payable was adversely impacted by the alignment of commission arrangements between the legacy businesses during the period.

Payment protection insurance underwriting income decreased by £87 million, or 23 per cent, to £292 million reflecting the impact on new business volumes of the market wide move to monthly premiums and the decline of historic single premium business.  Changes in commissions reflect lower volumes and the impact of cancellations.

Claims were 11 per cent lower than the first half of 2009 at £261 million, mainly due to a reduction in unemployment claims.  Home claims were affected by adverse weather related experience during January 2010, although this impact was partially offset by benign weather thereafter.

Total operating expenses decreased by £32 million, or 23 per cent, to £106 million compared to the first half of 2009 as a result of continued focus on cost management and the delivery of integration savings.

GROUP OPERATIONS

	Half-year to 30 June 2010	Half-year to 30 June 2009(1)	Change since 30 June 2009	Half-year to 31 Dec 2009(1)
	£m	£m	%	£m

Net interest income	(36)	(34)	(6)	(35)
Other income	15	21	(29)	(1)
Total income	(21)	(13)	(62)	(36)

Direct costs:
Information technology	(598)	(621)	4	(599)
Operations	(290)	(306)	5	(308)
Property	(484)	(494)	2	(482)
Procurement	(71)	(79)	10	(86)
Support functions	(60)	(58)	(3)	(67)
	(1,503)	(1,558)	4	(1,542)
Result before recharges to divisions	(1,524)	(1,571)	3	(1,578)
Total net recharges to divisions	1,467	1,515	(3)	1,460
Share of results of joint ventures and associates	1	1		2
Loss before tax and fair value unwind	(56)	(55)	(2)	(116)
Fair value unwind	-	-	-	22
Loss before tax	(56)	(55)	(2)	(94)

(1)  2009 comparative figures have been amended to reflect the impact of centralising operations across the Group as part of the integration programme.  To ensure a fair comparison of 2010 performance, 2009 direct costs have been increased with an equivalent offsetting increase in recharges to divisions.

Financial performance

2010 direct costs decreased by £55 million, or 4 per cent, to £1,503 million compared to the first half of 2009 and by £39 million, or 3 per cent, from the second half of 2009 reflecting the continued focus on cost management and the delivery of integration synergy savings.

IT costs decreased by £23 million, or 4 per cent, to £598 million from the first half of 2009, with integration synergy savings offsetting inflationary rises.

Operations costs decreased by £16 million, or 5 per cent, to £290 million, compared to the first half of 2009 through the continuing rationalisation of our major Operations functions.

Group Property costs decreased by £10 million, or 2 per cent, to £484 million, compared to the first half of 2009 as the consolidation of the heritage property portfolios continues to deliver integration synergy benefits.

Procurement costs decreased by £8 million, or 10 per cent, to £71 million, compared to the first half of 2009 reflecting the impact of negotiated lower third party costs on centrally managed contracts.  The increase in Procurement costs in the second half of 2009 was due to an £11 million charge in respect of joint ventures.

Support function costs increased by £2 million to £60 million compared to the first half of 2009 largely as a result of further strengthening of the Risk function in line with increasing regulatory requirements.  The £7 million reduction in Support function costs from the second half of 2009 is due to the completion of payments filtering investment in 2009.

CENTRAL ITEMS

	Half-year to 30 June 2010	Half-year to 30 June 2009	Half-year to 31 Dec 2009
	£m	£m	£m

Net interest income	(296)	(193)	(622)
Other income	840	689	1,091
Total income	544	496	469
Operating expenses	(117)	(103)	(191)
Trading surplus	427	393	278
Share of results of joint ventures and associates	1	4	(5)
Profit before tax and fair value unwind	428	397	273
Fair value unwind	(866)	(1,506)	(613)
Loss before tax	(438)	(1,109)	(340)

Central items include income and expenditure not recharged to the divisions, including the costs of certain central and head office functions and the financial impact of hedge ineffectiveness.

Total income increased by £48 million to £544 million.  This reflects a £192 million increase in the fair value of the equity conversion feature of the Group's Enhanced Capital Notes and an increase in the fair value of other derivatives which cannot be mitigated through hedge accounting of £185 million, partially offset by a decrease of £322 million in gains on the exchange of certain debt securities.  These gains arose from a number of transactions undertaken as part of the Group's management of capital which resulted in the exchange of certain debt securities for ordinary shares or other debt instruments.  These transactions resulted in gains of £423 million in the first half of 2010 compared to gains of £745 million in the first half of 2009.

Operating expenses increased by £14 million to £117 million due to an increase in pension costs held centrally following the alignment of heritage processes, partially offset by lower professional fees and other costs associated with capital transactions and other projects.

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ADDITIONAL INFORMATION ON A COMBINED BUSINESSES BASIS

		Page
1	Basis of preparation of combined businesses information	55
2	Banking net interest margin	57
3	Integration costs and benefits	58
4	Impairment charge	60
5	Volatility	61
6	Number of employees (full-time equivalent)	63

1.       Basis of preparation of combined businesses information

Comparisons of results on a statutory basis are of limited benefit due to a number of factors.  In order to provide more meaningful and relevant comparatives, the results of the Group and divisions are presented on a 'combined businesses' basis.  The key principles adopted in the preparation of the combined businesses basis of reporting are described below.

•    In order to reflect the impact of the acquisition of HBOS, the following adjustments have been made:

-   the results for the half-year ended 30 June 2009 assume HBOS had been owned throughout the full period;

-   the gain on acquisition of HBOS (in the half-year ended 30 June 2009) and amortisation of purchased intangible assets have been excluded; and

-   the unwind of acquisition-related fair value adjustments is shown as one line in the combined businesses income statement.

•    In order to present better the underlying business performance the following items, not related to acquisition accounting, have also been excluded:

-   integration costs;

-   insurance and policyholder interests volatility;

-   the Government Asset Protection Scheme fee paid in December 2009;

-   goodwill impairment; and

-   the curtailment gain in respect of the Group's defined benefit pension schemes.

The tables below set out a reconciliation from the published statutory results to the combined businesses results:

			Removal of:
Half-year to 30 June 2010		Lloyds Banking Group statutory	Curtailment gain and acquisition related items(1)	Volatility	Insurance gross up	Fair value unwind	Combined businesses
		£m	£m	£m	£m	£m	£m

Net interest income		7,038	-	11	(321)	183	6,911
Other income		8,742	-	188	(2,686)	(413)	5,831
Total income		15,780	-	199	(3,007)	(230)	12,742
Insurance claims		(3,189)	-	-	2,926	2	(261)
Total income, net of insurance claims		12,591	-	199	(81)	(228)	12,481
Costs	- Operating expenses	(5,609)	56	-	81	37	(5,435)
- Impairment of tangible fixed assets		(202)	52	-	-	-	(150)
		(5,811)	108	-	81	37	(5,585)
Trading surplus (deficit)		6,780	108	199	-	(191)	6,896
Impairment		(5,423)	-	-	-	(1,131)	(6,554)
Share of results of joint ventures and associates		(61)	-	-	-	(1)	(62)
Fair value unwind			-	-	-	1,323	1,323
Profit before tax		1,296	108	199	-	-	1,603

(1)  Comprises the curtailment gain (£1,019 million), integration costs (£804 million) and the amortisation of purchased intangibles (£323 million).

1.       Basis of preparation of combined businesses information (continued)

			Removal of:
Half-year to 30 June 2009	Lloyds Banking Group statutory	Pre- acquisition results of HBOS	Acquisition related items(1)	Volatility	Insurance gross up	Fair value unwind	Combined businesses
	£m	£m	£m	£m	£m	£m	£m

Net interest income	4,499	243	-	(2)	206	1,496	6,442
Other income	8,201	(1,123)	-	593	(1,527)	(353)	5,791
Total income	12,700	(880)	-	591	(1,321)	1,143	12,233
Insurance claims	(2,902)	1,349	-	-	1,292	(33)	(294)
Total income, net of insurance claims	9,798	469	-	591	(29)	1,110	11,939
Operating expenses	(6,464)	(293)	962	-	22	55	(5,718)
Trading surplus (deficit)	3,334	176	962	591	(7)	1,165	6,221
Impairment	(8,053)	(456)	-	-	-	(4,890)	(13,399)
Share of results of joint ventures and associates	(504)	-	-	-	-	(3)	(507)
Gain on acquisition	11,173	-	(11,173)	-	-	-	-
Fair value unwind		-	-	-	-	3,728	3,728
Profit (loss) before tax	5,950	(280)	(10,211)	591	(7)	-	(3,957)

(1)   Comprises integration costs (£358 million), amortisation of purchased intangibles (£364 million) and goodwill impairment (£240 million).

		Removal of:
Half-year to 31 December 2009	Lloyds Banking Group statutory	GAPS fee and acquisition related items(1)	Volatility	Insurance gross up	Fair value unwind	Combined businesses
	£m	£m	£m	£m	£m	£m

Net interest income	4,527	-	13	1,074	670	6,284
Other income	28,070	-	(1,072)	(20,132)	(782)	6,084
Total income	32,597	-	(1,059)	(19,058)	(112)	12,368
Insurance claims	(19,117)	-	-	19,026	(252)	(343)
Total income, net of insurance claims	13,480	-	(1,059)	(32)	(364)	12,025
Operating expenses	(9,520)	3,627	-	39	(37)	(5,891)
Trading surplus (deficit)	3,960	3,627	(1,059)	7	(401)	6,134
Impairment	(8,620)	-	-	-	(1,969)	(10,589)
Share of results of joint ventures and associates	(248)	-	(10)	-	(2)	(260)
Fair value unwind		-	-	-	2,372	2,372
Profit (loss) before tax	(4,908)	3,627	(1,069)	7	-	(2,343)

(1)   Comprises the Government Asset Protection Scheme fee (£2,500 million), integration costs (£738 million) and amortisation of purchased intangibles (£389 million).

2.       Banking net interest margin

	Half-year to 30 June 2010	Half-year to 30 June 2009	Half-year to 31 Dec 2009
	£m	£m	£m

Banking net interest margin
Banking net interest income	6,646	5,724	6,229

Average interest-earning assets, excluding reverse repos	644,701	671,944	676,510

Banking net interest margin	2.08%	1.72%	1.83%

In order to enhance comparability in the Group's banking net interest margin, certain items have been excluded in determining net interest income and average interest-earning assets.  These include interest earned on shareholders' funds held in the Group's insurance businesses, amounts attributable to policyholders and amounts relating to trading activities primarily in the Wholesale division.

A reconciliation of banking net interest income to Group net interest income follows:

	Half-year to 30 June 2010	Half-year to 30 June 2009	Half-year to 31 Dec 2009
	£m	£m	£m

Banking net interest income - combined businesses	6,646	5,724	6,229
Insurance division	(136)	(158)	(129)
Other net interest income (including trading activity)	401	876	184
Group net interest income - combined businesses	6,911	6,442	6,284

Fair value unwind	(183)	(1,496)	(670)
Insurance gross up	321	(206)	(1,074)
Volatility	(11)	2	(13)
Pre-acquisition results of HBOS	-	(243)	-
Group net interest income - statutory	7,038	4,499	4,527

Other net interest income decreased by £475 million to £401 million due to the disposal of certain debt securities and available-for-sale financial assets, primarily in Corporate Markets, and lower income in Treasury and Trading as markets stabilised.

3.       Integration costs and benefits

The Group expects to deliver annualised cost savings from synergies and other operating efficiencies of £2 billion by the end of 2011.

The sustainable run-rate synergies achieved as at 30 June 2010 now total £1,084 million excluding a number of one-off savings.  The table below analyses the run-rate synergies as at 30 June 2010 by division and the 2011 target run-rate of £2 billion.  The divisions are on target to achieve their 2011 run-rate synergies, with their share of IT and Property benefits being necessarily back ended.

	2010			2011
	Synergy run-rate as at 30 June 2010 £m	Allocation of Group Operations run-rate to divisions £m	Run-rate by market facing division £m	Target run-rate by market facing division £m

Retail	249	174	423	867
Wholesale	218	81	299	532
Wealth and International	167	5	172	242
Insurance	127	22	149	239
Group Operations	288	(288)	-	-
Central items	35	6	41	120
Total	1,084	-	1,084	2,000

The Integration programme commenced IT systems design and build in 2009 with the build for the integrated technical infrastructure completing in the first half of 2010.  A comprehensive programme of testing is now underway ahead of commercial and retail systems integration and data migration in 2011.

Product, process and system harmonisation is underway with the first half of 2010 seeing deployment of the Lloyds TSB model of day time cash deliveries to Halifax and Bank of Scotland branches, implementation of an improved online mortgage application process for mortgage brokers, delivery of a single scalable secure Internet Banking platform, launch of an integrated product proposition for our market leading Bancassurance business, delivery of the Lloyds TSB staff on-line procurement system to Halifax and Bank of Scotland staff and migration of all Halifax and Bank of Scotland HR staff data onto the Lloyds TSB platform.

Savings to date have been driven largely from role reductions, some 16,000, resulting from deployment of the new Group organisation design adopting the Lloyds TSB approach.  The overwhelming majority of role reductions have been achieved through re-deployment, natural turnover and voluntary redundancy.  Only a small proportion left via compulsory redundancy.  In addition the Group has exited 35 properties during the first half of 2010, bringing the total to 118 since the start of the integration programme

Procurement benefits in 2010 have also been significant at £99 million.  The Group has reviewed and consolidated key supplier contracts with over 90 per cent of spend now being through its top 1,000 suppliers.

3.       Integration costs and benefits (continued)

Total cost reductions from synergies of £650 million have been achieved in the first half-year against the integration baseline, in line with target.  They are analysed by division in the table below and are included in the Group's combined businesses results for the half-year to 30 June 2010.  These benefits relate primarily to reductions in staff numbers, procurement and IT savings.

	Synergies realised half-year to 30 June 2010	Allocation of Group Operations actual to divisions	Synergies by market facing division
By division	£m	£m	£m

Retail	142	132	274
Wholesale	122	68	190
Wealth and International	80	3	83
Insurance	64	12	76
Group Operations	223	(223)	-
Central items	19	8	27
Total	650	-	650

By expenditure type
People			362
Procurement(1)			99
IT			99
Property			24
Other			66
Total			650

(1)    Procurement benefits totalling £127 million were achieved, split £99 million against the ongoing cost base and
£28 million against integration costs.

One-off integration costs of £804 million (£1,900 million to date) were incurred in the first half of 2010 which have been excluded from the combined businesses results.  The integration costs relate to severance, IT and business costs of implementation.  The Group's policy is to use natural turnover and to redeploy staff wherever possible to retain their expertise and knowledge within the Group.

4.       Impairment charge

	Half-year to 30 June 2010	Half-year to 30 June 2009	Half-year to 31 Dec 2009
	£m	£m	£m
Retail:
Secured	53	591	198
Unsecured	1,282	1,597	1,835
Total Retail	1,335	2,188	2,033
Wholesale	2,937	8,343	5,688
Wealth and International	2,227	1,461	2,597
Total impairment losses on loans and advances to customers	6,499	11,992	10,318
Loans and advances to banks	(6)	14	(17)
Debt securities classified as loans and receivables	15	853	139
Available-for-sale financial assets	49	495	151
Other credit risk provisions	(3)	45	(2)
Total impairment charge	6,554	13,399	10,589

Charge for impairment losses on loans and advances to customers as % of average lending (annualised):
Retail:
Secured	0.03%	0.34%	0.11%
Unsecured	8.27%	9.06%	10.86%
Total Retail	0.72%	1.15%	1.07%
Wholesale	2.85%	6.87%	4.92%
Wealth and International	6.56%	4.55%	7.40%
Total	2.01%	3.47%	3.02%

5.       Volatility

The Group's statutory profit before tax is affected by two items that impact the underlying financial performance of the Group, namely insurance volatility, caused by movements in financial markets, and policyholder interests' volatility, which primarily reflects the gross up of policyholder tax included in the Group tax charge.

During the six months to 30 June 2010, the Group's statutory profit before tax included negative insurance and policyholder interests' volatility of £199 million compared to negative volatility of £591 million in the six months to 30 June 2009.  The adverse volatility in the first half of 2010 arose primarily as a result of the performance of equity markets partially offset by favourable experience in fixed interest and property investments.

Volatility comprises the following:

	Half-year to 30 June 2010	Half-year to 30 June 2009	Half-year to 31 Dec 2009
	£m	£m	£m

Insurance volatility	(162)	(484)	721
Policyholder interests volatility	(91)	(107)	405
Total volatility(1)	(253)	(591)	1,126
Group hedging arrangements	54	-	(57)
Total	(199)	(591)	1,069

(1)  Above result includes volatility relating to the Group's interest in St James's Place.

Insurance volatility

The Group's insurance businesses have liability products that are supported by substantial holdings of investments, including equities, property and fixed interest investments, all of which are subject to variations in their value.  The value of the liabilities does not move exactly in line with changes in the value of the investments, yet IFRS requires that the changes in both the value of the liabilities and investments be reflected within the income statement.  As these investments are substantial and movements in their value can have a significant impact on the profitability of the Group, management believes that it is appropriate to disclose the division's results on the basis of an expected return in addition to results based on the actual return.

The expected sterling investment returns used to determine the normalised profit of the business, which are based on prevailing market rates and published research into historical investment return differentials, are set out below:

United Kingdom (Sterling)	2010	2009	2008
	%	%	%

Gilt yields (gross)	4.45	3.74	4.55
Equity returns (gross)	7.45	6.74	7.55
Dividend yield	3.00	3.00	3.00
Property return (gross)	7.45	6.74	7.55
Corporate bonds in unit linked and with-profit funds (gross)	5.05	4.34	5.15
Fixed interest investments backing annuity liabilities (gross)	5.30	5.72	5.52

The impact on the results due to the actual return on these investments differing from the expected return (based upon economic assumptions made at the beginning of the year) is included within insurance volatility.  Changes in market variables also affect the realistic valuation of the guarantees and options embedded within the With Profits Funds, the value of the in-force business and the value of shareholders' funds.

5.       Volatility (continued)

Overall, the negative insurance volatility during the six months ended 30 June 2010 in the Insurance division was £162 million, primarily reflecting the deterioration in equity investments relative to the expected return.  Increased equity volatility has also caused a negative volatility impact on the realistic value of the options and guarantees.  These factors were partially offset by an improved performance from fixed interest securities and property investments.  During the first half of 2010, equities have declined by 9 per cent, offset by a reduction in gilt yields and an increase in property values of 12 per cent.  This contrasts with 2009 where an increased level of volatility for gilts and fixed income investments and lower property values, along with a fall in global equity markets, were the main drivers of the £484 million negative insurance volatility.

Group hedging arrangements

To protect against further deterioration in equity market conditions, and the consequent negative impact on the value of in-force business on the Group balance sheet, the Group purchased put option contracts in 2009.  These expired on 15 January 2010.  The charge booked in the first half of 2010 was £7 million.  New protection against significant market falls, using option contracts, has been acquired by the Group, financed by selling some upside potential from equity market movements.  There was no initial cost associated with these hedging arrangements.  On a mark to market valuation basis a gain of £44 million was recognised in relation to these contracts in the first half of 2010.  The option contracts expire on 21 January 2011.  Other Group level hedging contracts have also shown a net positive movement on a mark to market basis which has resulted in a gain of £17 million.

Policyholder interests' volatility

The application of accounting standards results in the introduction of other sources of significant volatility into the pre-tax profits of the life, pensions and investments business.  In order to provide a clearer representation of the performance of the business, and consistent with the way in which it is managed, adjustments are made to remove this volatility from underlying profits.  The effect of these adjustments is separately disclosed as policyholder interests' volatility; there is no impact upon profit attributable to equity shareholders over the long term.

The most significant of these additional sources of volatility is policyholder tax.  Accounting standards require that tax on policyholder investment returns should be included in the Group's tax charge rather than being offset against the related income.  The impact is, therefore, to either increase or decrease profit before tax with a corresponding change in the tax charge.  Over the longer term the charges levied to policyholders to cover policyholder tax on investment returns and the related tax provisions are expected to offset.  In practice timing and measurement differences exist between provisions for tax and charges made to policyholders.  Consistent with the normalised approach taken in respect of insurance volatility, differences in the expected levels of the policyholder tax provision and policyholder charges are adjusted through policyholder interests' volatility.  Other sources of volatility include the minorities' share of the profits earned by investment vehicles which are not wholly owned by the long-term assurance funds.

During the six months to 30 June 2010, the statutory profit before tax in both the Insurance and Wealth and International divisions included a charge to other income relating to a policyholder interests volatility totalling £91 million (2009: policyholder interests volatility impact of £107 million).  This charge included the impact of deferred tax asset impairments due to falling equity markets and changes in expected policyholder tax provisions.  Policyholder tax liabilities increased slightly during the first half of 2010 and led to a small tax charge during the period.

6.       Number of employees (full-time equivalent)

	As at 30 June 2010	As at 31 Dec 2009

Retail	54,353	53,338
Wholesale	18,365	18,496
Wealth and International	9,585	10,503
Insurance	10,593	10,621
Group Operations	19,180	19,047
Central items	2,522	2,391
	114,598	114,396
Agency staff (full-time equivalent)	(8,135)	(7,252)
Total number of employees (full-time equivalent)	106,463	107,144

RISK MANAGEMENT

The income statement numbers in this section have been presented on a combined businesses basis.

RISK MANAGEMENT APPROACH

There have been no material changes to the Group's approach to risk management as described in the risk management report within the Lloyds Banking Group annual report and accounts for the year ended 31 December 2009.

PRINCIPAL RISKS AND UNCERTAINTIES

The principal risks and uncertainties facing the Group for the remaining six months of the year are set out below, together with details of how they have evolved during the first half of 2010 and continue to be actively managed by the Group.

Economy

In the first half of 2010, the global economy has continued to recover from the deepest recession in 80 years.  Asia has led the improvement, as it has been less affected by high levels of private and public sector debt and other strains in its financial system.  As expected, the pace of the global recovery has been weak, and faltered in the second quarter of 2010 as concerns over European and UK sovereign debt rose.  Rapid introduction of austerity programmes for public finances has worsened the outlook for countries with high levels of debt and deficits, impacting Ireland in particular of the economies where the Group has significant exposures.

The UK economy has grown at a pace in line with its long-term average during the first half of 2010, however consumer confidence has fallen back slightly and the recent rise in house prices has stalled.  Nevertheless, some key drivers of the Group's performance have continued to perform better than expected.  In particular, UK corporate insolvencies have fallen in each of the three quarters up to the first quarter of 2010, much earlier than in a normal recovery, and related to that, employment has held up relatively well - the 2 per cent fall in employment since the start of the recession compares favourably with the 4.5 per cent fall at the same stage of the early 1990s recession.  Although the Group would expect corporate insolvencies to rise slightly further, the failure rate should peak at around just one third the level reached in the 1990s recession, and consequently unemployment may rise slightly but should already be close to its peak.  Commercial property prices have now risen more than 15 per cent from the trough reached in July 2009 and even though house price rises have stalled, average prices are still over 7 per cent above their trough of April 2009.

The Group's central scenario is for the modest recovery in the UK to continue - the projection of 1.3 per cent GDP growth in 2010 and just over 2 per cent in 2011 is close to the consensus.  Private and public sector deleveraging, which is expected to suppress economic growth, should be more than offset by a positive contribution from net external trade, reflecting the weakness of sterling, and by a return to rebuilding of stocks by companies.  Unemployment may rise slightly further as public sector job cuts begin, and house prices are expected to remain stable through the rest of this year before rising slowly again from 2011.  Commercial property prices may weaken slightly after the unexpected strength so far this year.  The recovery in the Eurozone is assumed to be weaker, with the weakest countries lacking the benefit of a flexible exchange rate to offset constrained domestic demand.

The risks around this scenario remain skewed to the downside.  The extent to which simultaneous fiscal tightening across Europe might undermine global and UK growth is unclear.  Rising commodity prices driven by strong recovery in Asia might fuel higher inflation, prompting short-term interest rates in the West to rise more quickly than anticipated.  Since any shock to growth would also worsen the outlook for both public finances and bank capital and funding, a relatively small initial shock could throw the economy onto a much weaker path as governments are forced to tighten fiscal policy even further or financial institutions are constrained further in their ability to lend.  A 'double-dip' scenario - a second recession following closely the one that the economy is just emerging from - would result in further significant increases in corporate failures and unemployment into 2011.  Residential and commercial property would suffer a second period of falling prices, tenant defaults would increase and central banks would have limited ability to cushion the downturn.

Liquidity and funding

During the first half of 2010 liquidity and funding has remained a key area of focus for the Group and the industry as a whole.  Like all major banks, the Group is dependent on confidence in the short and longer term wholesale funding markets; should the Group, due to exceptional circumstances, be unable to continue to source sustainable funding and provide liquidity where necessary, its ability to fund its financial obligations could be impacted.

The Group is reliant on both short-term wholesale funding markets and existing utilisation of government and central bank sponsored funding facilities to support its balance sheet.  The challenges facing the Group over the medium term continue to be ensuring sustainable access to wholesale funding markets, and the reduction of its utilisation of government funding schemes.  The combination of a clear focus on right-sizing the balance sheet, continued development of the Group's retail liability base, and strategic access to the capital markets will enable the Group to strengthen its funding base and reduce its overall funding requirement.

During the first half of 2010 the Group has improved the mix of funding supporting the balance sheet.  Wholesale funding has reduced by £14.7 billion whilst customer deposits have increased by £4.1 billion, giving a more stable liability base.  The customer loan to deposit ratio improved to 163 per cent compared with 169 per cent at 31 December 2009.

The Group's wholesale funding position includes debt issued under the legacy Government Credit Guarantee Scheme for senior funding and also other central bank facilities, including the Bank of England's Special Liquidity Scheme.  At 30 June 2010, the Group's overall support from legacy public and central bank facilities totalled £132 billion, a reduction of £25 billion compared with 31 December 2009.  A significant proportion of the remaining balance, including all the Special Liquidity Scheme and Credit Guarantee Scheme facilities, matures over the course of the next couple of years.  The Group's balance sheet reduction plans will avoid the necessity to refinance much of this.  During the first half of 2010, the Group has repaid a portion of the amounts drawn from these facilities, replacing them with term debt issuances in the public and private markets, reflecting reduced demand for wholesale funding due to balance sheet reductions.

The Group's term funding ratio (wholesale funding with a remaining life of over one year as a percentage of total funding) of 49 per cent at 30 June 2010 was broadly stable compared with 50 per cent at 31 December 2009.

A shortening in maturity risk appetite of investors in the second quarter of 2010 resulting from European sovereign risk concerns has led to a marked reduction in the availability of short-term money market liquidity.  During this period of recent heightened stress the Group has continued to fund itself successfully with no material change in the Group's short-term maturity profile.  The Group anticipates that wholesale markets will remain vulnerable to periods of disruption during the second half of the year and potentially beyond.  To mitigate the impact of such events, the Group has been actively diversifying its product suite and investor base.

The FSA has recently introduced a new liquidity framework (Individual Liquidity Adequacy Standards - ILAS) bringing enhanced systems and controls, quantitative requirements, reporting requirements and stress testing.  As part of the ILAS framework, the FSA has issued an Individual Liquidity Guidance (ILG) to the Group, representing a new regulatory requirement, which was effective from 1 June 2010.  The Group has maintained its liquidity levels above this ILG regulatory minimum.

The key dependencies on successfully funding the Group's balance sheet include the continued functioning of the money and capital markets; successful right-sizing of the Group's balance sheet; the repayment of public facilities in accordance with the terms agreed; limited further deterioration in the UK's and the Group's credit rating; and no significant or sudden withdrawal of deposits resulting in increased reliance on money markets or UK Government support schemes.  Additionally, the Group has entered into a number of EU state aid related obligations to achieve reductions in certain parts of its balance sheet by the end of 2014.  The requirement to meet this deadline may result in the Group having to provide funding to support these asset reductions and/or disposals which may also result in a lower price being achieved.

Liquidity and funding (continued)

Group funding position

	As at 30 June 2010	As at 31 Dec 2009	Change
	£bn	£bn	%

Assets
Loans and advances to customers	612.1	627.0	(2)
Wholesale assets
Debt securities	28.7	32.7	(12)
Available-for-sale financial assets	47.7	46.6	2
Loans and advances to banks(1)	15.6	20.3	(23)
Total banking assets	704.1	726.6	(3)

Liabilities
Customer deposits(2)	375.3	371.2	1
Wholesale funding	310.8	325.5	(5)
Repurchase agreements	66.3	63.1	5
Total equity	47.7	44.1	8
Total funding	800.1	803.9	-
Less: Cash and balances at central banks	(53.0)	(39.0)	(36)
Total funding net of cash and balances at central banks	747.1	764.9	(2)

(1) Excludes £15.7 billion (31 December 2009 £15.1 billion) of loans and advances to banks within the insurance businesses.

(2)  Excluding repurchase agreements.

	As at 30 June 2010	As at 30 June 2010	As at 31 Dec 2009	As at 31 Dec 2009
	£bn	%	£bn	%

Deposits from banks	48.1	7.0	48.6	7.0
Debt securities in issue:
Certificates of deposit	40.2	5.9	50.9	7.3
Medium-term notes	88.7	12.9	89.7	12.9
Covered bonds	28.0	4.1	28.1	4.0
Commercial paper	32.5	4.7	35.0	5.0
Securitisations	36.4	5.3	35.8	5.1
	225.8	32.9	239.5	34.3
Subordinated liabilities	36.9	5.4	37.4	5.4
Total wholesale	310.8	45.3	325.5	46.7
Customer deposits (excluding repos)	375.3	54.7	371.2	53.3
Total Group funding(1)	686.1	100.0	696.7	100.0

(1)     Excluding repos and total equity.

Liquidity and funding (continued)

Term funding

The stabilisation of the term wholesale markets observed in the first quarter of 2010 enabled the Group to outperform its public term issuance plan for the first half of 2010.  The Group has taken advantage of the improved market sentiment by successfully accessing a number of different markets, both secured and unsecured, with total public issuance of £18 billion during the first half of 2010, including £4.5 billion of benchmark senior debt, €2 billion of covered bonds, £2 billion of lower tier 2 capital securities, and £5 billion of public RMBS.

Total wholesale funding is analysed by residual maturity as follows:

	As at 30 June 2010	As at 30 June 2010	As at 31 Dec 2009	As at 31 Dec 2009
	£bn	%	£bn	%

Less than one year	159.8	51.4	161.8	49.7
One to two years	58.9	19.0	48.8	15.0
Two to five years	46.6	15.0	68.7	21.1
More than five years	45.5	14.6	46.2	14.2
Total wholesale funding(1)	310.8	100.0	325.5	100.0

(1)  The Group's definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated debt.

Eligible collateral

The table below illustrates the Group's holding of highly liquid unencumbered assets.  This liquidity is available for deployment at immediate notice, subject to complying with regulatory requirements, and is a key component of the Group's liquidity management process.

	As at 30 June 2010	As at 31 Dec 2009
	£bn	£bn

Primary liquidity(1)	83.6	88.4
Secondary liquidity(2)	44.7	62.4
Total	128.3	150.8

(1)     Primary liquidity is defined as FSA eligible liquid assets (UK Gilts, US Treasuries, Euro AAA government debt; unencumbered cash balances held at central banks).

(2)     Secondary liquidity comprises a diversified pool of highly rated unencumbered collateral (including retained issuance).

Following the introduction of the FSA's Individual Liquidity Guidance under ILAS, the Group now manages its liquidity position as a coverage ratio (proportion of stressed outflows covered by primary liquid assets) rather than by reference to a quantum of liquid assets; the eligible collateral held reflects a buffer over the regulatory minimum.  The Group receives no recognition under ILAS for assets held for secondary liquidity purposes.

Liquidity and funding (continued)

The following tables reconcile figures reported on page 67.

			As at 30 June 2010
	Included in funding analysis (above)	Repos	Fair value and other accounting methods	Balance sheet
	£bn	£bn	£bn	£bn

Deposits from banks	48.1	21.2	0.3	69.6
Debt securities in issue	225.8	-	(4.0)	221.8
Subordinated liabilities	36.9	-	(1.7)	35.2
Total wholesale funding	310.8	21.2
Customer deposits	375.3	45.1	-	420.4
Total	686.1	66.3

			As at 31 December 2009
	Included in funding analysis (above)	Repos	Fair value and other accounting methods	Balance sheet
	£bn	£bn	£bn	£bn

Deposits from banks	48.6	27.6	6.3	82.5
Debt securities in issue	239.5	-	(6.0)	233.5
Subordinated liabilities	37.4	-	(2.7)	34.7
Total wholesale funding	325.5	27.6
Customer deposits	371.2	35.5	-	406.7
Total	696.7	63.1

Credit risk

Credit risk - Group

Key highlights

•    The Group has seen a significant improvement in impairments in the first half of 2010, due to the stabilisation of the wholesale portfolios and good retail affordability and performance.  The Group's total impairment charge levels have reduced in the first half of 2010 compared with both the first half of 2009 and the second half of 2009.

•    The Group has largely adopted the heritage Lloyds TSB credit risk approach and has implemented prudent, 'through the cycle' credit policies and procedures, focusing on development of enduring client relationships.  This has resulted in higher quality new business being originated.

•    The Group's level of impairment has been managed successfully in the current challenging economic environment by the Wholesale Business Support units and Retail Collection and Recovery units.

•    The Group has expanded its Business Support model across Wholesale and Wealth and International divisions and strengthened the resources within Retail Collections and Recoveries to enable more timely engagement with customers experiencing difficulties to drive more effective customer outcomes.

•    The Group actively reduced limits to Greece, Ireland, Italy, Portugal and Spain over the last year and a half, with the associated country risk profile modest in the context of the Group's asset base.  Except for Ireland, the 2010 base case impairment forecast for these countries is de-minimis in the context of the Group.

Impaired loans

Impaired loans increased by £4,042 million, or 7 per cent, to £62,875 million compared with 31 December 2009.  Impaired loans as a percentage of closing loans and advances to customers increased to 9.7 per cent from 8.9 per cent at 31 December 2009.  This reflected both the continued identification of new impaired assets and the lack of wholesale liquidity, particularly within Ireland, resulting in lower asset disposals.  Wholesale has seen some impairment write-backs in the first half of 2010 driven by a firming of investor demand, particularly in the UK commercial property market, which led to strong interest at reasonable valuations for good assets.  However, some weakening during the second half of 2010 is expected.

The Group's coverage ratio (impairment provisions as a percentage of impaired loans) has increased to 45.0 per cent from 44.2 per cent at 31 December 2009.  This was due to increased provisions on existing impaired assets withinWealth and International reflecting the continued weakness in the Irish market.  The ratio has decreased slightly in Retail driven by increases in house valuations and remained relatively unchanged in Wholesale.

Credit risk - Group (continued)

Impairment losses

The Group's total impairment losses decreased by £6,845 million, or 51 per cent, to £6,554 million compared with the first half of 2009 and decreased by £4,035 million, or 38 per cent, compared with the second half of 2009.

The Group's impairment losses as an annualised percentage of average loans and advances to customers decreased to 2.01 per cent from 3.47 per cent in the first half of 2009 and from 3.02 per cent in the second half of 2009.  This was principally due to stabilising UK economic conditions, the higher quality of new business being originated, exceptionally good current levels of retail affordability and the stabilisation of the high risk wholesale portfolios following in-depth reviews in the first half of 2009.

Sovereign exposures

In parallel with the publication of the stress tests by the Committee of European Banking Supervisors (CEBS), the Group published its exposures to European national and local governments.  Under the CEBS principles, the Group's exposures, net of impairment, at 30 June 2010 totalled £7,672 million.  This includes the United Kingdom £5,303 million, Germany £1,404 million, France £671 million, the Netherlands £170 million and Belgium £76 million.  The balance of £48 million comprises exposures to Austria, Romania, Hungary, and Cyprus.

Outlook

Based on its latest economic assumptions, the Group expects a significantly lower impairment charge in 2010 compared with 2009.  However, the outlook remains uncertain in light of signs of faltering in the global recovery, Eurozone weakness and the impact of the UK Budget cuts.  In particular, a 'double-dip' recession is a key downside risk to the UK economy and hence to the Group.  This would result in higher unemployment, corporate failures and tenant defaults, together with falls in both residential and commercial property prices, which could result in a prolonged shortage of wholesale liquidity.  Together, these factors could lead to increased impairments across the Group's portfolios.

	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions(1)	Impairment provisions as a % of impaired loans
As at 30 June 2010	£m	£m	%	£m	%

Retail	374,204	10,464	2.8	3,551	33.9
Wholesale	205,181	36,779	17.9	17,777	48.3
Wealth and International	65,093	15,632	24.0	6,937	44.4
Hedging and other items	1,300	-	-	-	-
	645,778	62,875	9.7	28,265	45.0
Impairment provisions	(28,265)
Fair value adjustments	(5,380)
Total Group	612,133

As at 31 December 2009
Retail	378,005	11,015	2.9	3,806	34.6
Wholesale	210,934	35,114	16.6	17,179	48.9
Wealth and International	69,402	12,704	18.3	5,003	39.4
Hedging and other items	1,663	-	-	-	-
	660,004	58,833	8.9	25,988	44.2
Impairment provisions	(25,988)
Fair value adjustments	(7,047)
Total Group	626,969

(1)  Impairment provisions include collective unimpaired provisions.

Credit risk - Retail

Key highlights

•    Impairment losses were £1,335 million, a decrease of £857 million, or 39 per cent, from the first half of 2009 and a decrease of £700 million, or 34 per cent, from the second half of 2009.

•    Decreases in impairment losses have been seen across both secured and unsecured portfolios as a result of significant benefits from prudent risk management combined with stabilising economic conditions.  Impairment losses for loans and advances to customers as an annualised percentage of average loans and advances to customers decreased to 0.72 per cent from 1.15 per cent in the first half of 2009.

•    New lending quality has remained strong, with early arrears continuing to track at historically low levels.

•    Average loan-to-value on new mortgage lending stands at 60.3 per cent in the first half of 2010 (59.3 per cent for the year ended 31 December 2009).  The average indexed loan-to-value on the mortgage portfolio has improved to 53.7 per cent from 54.8 per cent.

•    Prudent risk management, coupled with more favourable economic trends in late 2009 and early 2010, have reduced overall volumes of customers entering collections in the first half of the year compared with the second half of 2009.

Impaired loans and provisions

Retail impaired loans decreased by £0.5 billion to £10.5 billion compared with 31 December 2009, and as a percentage of closing loans and advances to customers decreased to 2.8 per cent from 2.9 per cent at 31 December 2009.  The reduction in the value of impaired loans is a result of continued affordability of mortgages and fewer unsecured loans entering collections.  Impairment provisions as a percentage of impaired loans reduced slightly to 33.9 per cent from 34.6 per cent at 31 December 2009 largely driven by increases in house valuations in the mortgage book.  Impairment provisions as a percentage of impaired loans for unsecured was broadly flat.

Impairment losses

Retail impairment losses decreased by £857 million to £1,335 million in the first half of 2010 compared with the first half of 2009 and decreased by £700 million compared with the second half of 2009.  This is driven primarily by the improved quality of new business and prudent portfolio management coupled with stabilising economic conditions.  Impairment losses were lower in the first half of 2010 than both half-years in 2009 across both secured and unsecured portfolios.  Impairment losses for loans and advances to customers as an annualised percentage of average loans and advances to customers decreased to 0.72 per cent from 1.15 per cent in the first half of 2009.

Outlook

The Group remains cautious about the pace and consistency of economic recovery and how this may impact individuals.  There is a mixture of signals from lead indicators, which suggest the sizeable improvements in Retail losses will continue at a slower rate over the next year.  Credit performance improved more quickly than was expected at 31 December 2009.  Based on the Group's base case assumptions for a slow recovery, Retail expect impairment losses to continue to improve in the second half of 2010 and 2011 but at a significantly slower rate than seen in the first half of 2010.

Credit risk - Retail (continued)

As at 30 June 2010	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing loans and advances	Impairment provisions(1)	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%

Secured	344,152	6,861	2.0	1,564	22.8
Unsecured	30,052	3,603	12.0	1,987	55.1
Total gross lending	374,204	10,464	2.8	3,551	33.9
Impairment provisions	(3,551)
Fair value adjustments	(2,619)
Total Retail	368,034

As at 31 December 2009
Secured	345,900	7,196	2.1	1,693	23.5
Unsecured	32,105	3,819	11.9	2,113	55.3
Total gross lending	378,005	11,015	2.9	3,806	34.6
Impairment provisions	(3,806)
Fair value adjustments	(3,141)
Total Retail	371,058

(1)     Impairment provisions include collective unimpaired provisions.

	As at 30 June 2010	As at 31 Dec 2009
	£m	£m

Secured
Mainstream	268,346	270,069
Buy to let	45,333	44,236
Specialist	30,473	31,595
	344,152	345,900
Unsecured
Credit cards	11,798	12,301
Personal loans	15,387	16,940
Bank accounts	2,654	2,629
Others, including joint ventures	213	235
	30,052	32,105
Total Retail gross lending	374,204	378,005

Secured

The average loan-to-value ratio (LTV) for new mortgages and further advances written in the first half of 2010 was 60.3 per cent compared with 59.3 per cent for the year ended 31 December 2009.  The average indexed loan-to-value ratio on the mortgage portfolio at 30 June 2010 was 53.7 per cent compared with 54.8 per cent at 31 December 2009, whilst 9.5 per cent of the mortgage portfolio had an indexed loan-to-value ratio in excess of 100 per cent (£32.6 billion), compared with 13.0 per cent (£44.8 billion) as at 31 December 2009.

Credit risk - Retail (continued)

The tables below show LTVs across the principal mortgage portfolios.

As at 30 June 2010	Mainstream	Buy to let	Specialist(1)	Total
	%	%	%	%

Less than 60%	35.6	13.3	15.6	30.9
60% to 70%	13.2	13.3	11.0	13.0
70% to 80%	16.2	22.3	18.9	17.3
80% to 90%	14.8	18.7	21.2	15.9
90% to 100%	11.4	21.8	19.8	13.4
Greater than 100%	8.8	10.6	13.5	9.5
Total	100.0	100.0	100.0	100.0
Average loan-to-value:
Stock of residential mortgages	50.1	73.1	70.6	53.7
New residential lending	59.3	66.4	-	60.3
Impaired mortgages	69.9	91.2	84.2	75.1

As at 31 December 2009	Mainstream	Buy to let	Specialist(1)	Total
	%	%	%	%
Less than 60%	34.4	12.0	14.3	29.7
60% to 70%	11.9	11.3	9.7	11.6
70% to 80%	15.2	20.2	17.0	16.0
80% to 90%	14.3	19.1	21.5	15.6
90% to 100%	12.2	21.4	20.3	14.1
Greater than 100%	12.0	16.0	17.2	13.0
Total	100.0	100.0	100.0	100.0
Average loan-to-value:
Stock of residential mortgages	51.0	75.2	72.3	54.8
New residential lending	58.3	65.6	73.7	59.3
Impaired mortgages	71.1	91.5	85.6	76.5

(1)  Specialist lending is closed to new business and is in run-off.

Secured impaired loans

Secured impaired loans decreased steadily by £0.3 billion to £6.9 billion at 30 June 2010 and as a percentage of closing loans and advances to customers decreased slightly to 2.0 per cent from 2.1 per cent at 31 December 2009.  The reduction in the value of impaired loans is a result of continued affordability of the mortgage book.

The percentage of mortgage cases greater than three months in arrears (excluding repossessions) decreased to 2.2 per cent at 30 June 2010 from 2.3 per cent at 31 December 2009.  Based on the latest published figures (March 2010) by the Council of Mortgage Lenders, the Group is performing in line with the industry average.

Credit risk - Retail (continued)

Secured arrears

Management actions have resulted in new lending quality remaining very strong.  Overall the secured business has broadly stable levels of new customers going into arrears, more customers returning to order, offsetting a small increase in flow to repossessions.  As reported at 2009 year end Specialist lending is now closed to new business and this book is in run-off.

Greater than three months in arrears (excluding repossessions)	Number of cases		Total mortgage accounts %		Value of debt(1)		Total mortgage balances %

	30 June 2010	31 Dec 2009	30 June 2010	31 Dec 2009	30 June 2010	31 Dec 2009	30 June 2010	31 Dec 2009

	Cases	Cases	%	%	£m	£m	%	%

Mainstream	54,294	57,837	2.0	2.1	6,095	6,407	2.3	2.4
Buy to let	7,152	7,557	1.8	1.9	1,113	1,159	2.4	2.6
Specialist	12,602	13,848	6.2	6.6	2,259	2,498	7.4	7.9
Total	74,048	79,242	2.2	2.3	9,467	10,064	2.7	2.9

(1)     Value of debt represents total book value of mortgages in arrears but not repossessed.

Reduced sales of repossessed properties have resulted in the stock of repossessions rising slightly from 2,720 at 31 December 2009 to 3,195 at 30 June 2010.  This still represents a relatively low level of repossessed stock comparable to prior periods.  Where repossessed properties have been sold, average sales proceeds have exceeded average valuations.

Secured impairment losses

Secured impairment losses decreased by £538 million to £53 million compared with the first half of 2009 and decreased by £145 million compared with the second half of 2009.  The main drivers of the reduction are continued benefits from internal activities (risk and collections policies) and continued stability of external factors (interest rates, house prices and unemployment).  The combination of these factors has allowed customers time to improve their financial circumstances and resulted in reducing impaired loans during the first half of the year.  Secured impairment losses for loans and advances to customers as an annualised percentage of average loans and advances to customers decreased to 0.03 per cent from 0.34 per cent in the first half of 2009 and from 0.11 per cent in the second half of 2009.

Provisions held against secured assets reflect adequate allowance for incurred losses yet to emerge from events that have occurred, including in respect of accounts currently on repayment plans or for those in financial difficulties who are maintaining their repayments whilst interest rates are very low.

Unsecured

A combination of reduced demand from customers for personal unsecured borrowing, a shift in the lending mix towards existing customers and prudent risk policy have contributed to lower loans and advances to customers in the first half of 2010, reducing by £2.1 billion to £30.1 billion at 30 June 2010.

Unsecured impaired loans decreased by £0.2 billion, to £3.6 billion at 30 June 2010, as a result of fewer cases entering collections and the standardisation of the treatments for concessionary repayment plans.  This represents 12.0 per cent of closing loans and advances to customers which is broadly in line with 31 December 2009.  Impairment provisions decreased by £0.1 billion compared with 31 December 2009 to £2.0 billion.  Unsecured impairment provisions as a percentage of impaired loans for unsecured is broadly in line with 31 December 2009.

Credit risk - Retail (continued)

In the first half of 2010 unsecured impairment losses on loans and advances to customers reduced by £315 million to £1,282 million compared with the first half of 2009 and decreased by £553 million compared with the second half of 2009.  This is a continuation of the improving portfolio trends witnessed in the second half of 2009, due to prudent risk appetite, coupled with stabilising macro economic conditions.

Credit risk- Wholesale

Key highlights

•    Impairment losses for the first half of 2010 decreased significantly to £2,991 million, from £9,738 million for the first half of 2009 and £5,945 million in the second half of 2009.

•    Impairment experience in the first half of 2010 was better than previously guided as stabilising economic conditions led to lower impairment losses especially in the Corporate Real Estate, real estate related and Corporate (UK and US) portfolios.  The Group expects the volume of underlying impairments from traditional trading and manufacturing businesses to continue to increase in 2010 as the full impact of economic conditions filters into business insolvencies and asset values.  This is a factor of a typical lag effect as the economy passes through and out of a recession.

•    A robust credit risk management and control framework is now in place across the combined portfolios and a prudent risk appetite approach (largely based on Lloyds TSB's model) is being embedded across the division.  Significant resources have been deployed into the Business Support Units focused on key and vulnerable obligors and asset classes.

Impaired loans and provisions

Wholesale's impaired loans increased by £1.7 billion to £36.8 billion compared with 31 December 2009 and as a percentage of closing loans and advances to customers increased to 17.9 per cent from 16.6 per cent at 31 December 2009.  Detailed reviews of vulnerable portfolios within Wholesale have been completed and, where appropriate, remedial risk mitigating actions are underway.  Whilst impaired loans rose significantly in late 2008 and early 2009 following detailed reviews of portfolios and identification of large impairments post the HBOS acquisition (especially in Corporate Real Estate, real estate related and Corporate portfolios), impaired loans grew moderately in the first half of 2010.  This is due to new impaired assets (mainly in the Corporate Real Estate Business Support Unit) being partially offset by write offs on irrecoverable assets and the sale of assets which were previously impaired.  Impairment provisions rose as a result, with impairment provisions as a percentage of impaired loans remaining relatively unchanged from 31 December 2009.

Impairment losses

Wholesale's impairment losses decreased by £6,747 million, or 69 per cent, to £2,991 million compared with the first half of 2009 and decreased by £2,954 million, or 50 per cent, compared with the second half of 2009.  Impairment losses as an annualised percentage of average loans and advances to customers decreased to 2.85 per cent from 6.87 per cent in the first half of 2009 and from 4.92 per cent in the second half of 2009.  Given significant actions taken in the first half of 2009 on the heritage HBOS portfolio, including the identification of large impairments post the HBOS acquisition, the stabilising UK economic environment in 2010 and a number of write backs in the first half of 2010, impairment losses have decreased substantially compared with 2009.

Outlook

As a result of the significant impairments taken in 2009, notably in the Corporate Real Estate and real estate related portfolios, the Group expects that 2009 represented the peak for total Wholesale impairments losses against the Group's economic assumptions and the 2010 impairment charge is expected to be lower than 2009.

Credit risk - Wholesale (continued)

Notwithstanding the improved performance in the first half of the year, there are a number of key risks to impairments.  Wholesale's portfolios remain under close watch, with robust and proactive risk management in place to help ensure timely risk mitigating actions:

•    The Group retains some material single obligor concentrations on weaker credits, especially from the heritage HBOS portfolios, which are likely to continue to show vulnerability and hence the potential for increased impairment.

•    Whilst a high percentage of real estate and real estate related investment lending is in the portfolio, especially heritage HBOS, sustainability of cashflow has been key to the relative resilience seen in the investment market to date.  However, the portfolio remains vulnerable to a rise in tenant defaults which could impact debt service capability.  This may be further compounded by asset price vulnerability due to the high level of secondary and tertiary assets in the real estate investment lending portfolio.

•    The Group expects evidence of further stress to emerge within certain portfolios as domestically focused names suffer the anticipated effects of reduced public sector expenditure, tighter working capital requirements and only weak recovery in demand.

•    There are some early warning signs evident that the performance of some portfolios may be deteriorating (for example increasing delinquencies and adverse credit risk rating migrations).

•    Refinancing risk is an emerging issue with significant maturities due in the next few years, especially in the Group's real estate and real estate related portfolios as well as for leveraged loans.  Against the Group's economic assumptions, 2010 and 2011 are expected to continue to be difficult for these portfolios.

Concerns also exist over contagion risk due to the outlook for the Eurozone following the Greek crisis and subsequent contagion to Spain, Portugal and Ireland.  This adds further uncertainty, and volatility to an already weak UK environment.  Current conditions may create vulnerability in valuations and impede asset disposals.  However, the Group's exposure to the weaker Eurozone economies is relatively low.

Credit risk - Wholesale (continued)

	Balance	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions(1)	Impairment provisions as a % of impaired loans
As at 30 June 2010	£m	£m	%	£m	%
Corporate Markets
Corporate	91,739	7,906	8.6	3,744	47.4
Commercial	29,282	2,652	9.1	985	37.1
Corporate Real Estate BSU	27,290	19,624	71.9	9,727	49.6
Wholesale Equity	228	191	83.8	183	95.8
Wholesale Markets	43,979	4,528	10.3	1,917	42.3
Total Corporate Markets	192,518	34,901	18.1	16,556	47.4
Treasury and Trading	1,383	-	-	-	-
Asset Finance	11,280	1,878	16.6	1,221	65.0
Total Wholesale	205,181	36,779	17.9	17,777	48.3
Reverse repos	834
Impairment provisions	(17,777)
Fair value adjustments	(2,223)
Loans and advances to customers	186,015

Loans and advances to banks	13,307
Debt securities(2)	28,076
Available-for-sale financial assets(3)	33,545

As at 31 December 2009(4)	£m	£m	%	£m	%
Corporate Markets
Corporate	96,865	9,362	9.7	4,698	50.2
Commercial	29,223	2,695	9.2	956	35.5
Corporate Real Estate BSU	25,509	16,505	64.7	8,234	49.9
Wholesale Equity	505	413	81.8	385	93.2
Wholesale Markets	44,606	4,170	9.3	1,675	40.2
Total Corporate Markets(4)	196,708	33,145	16.8	15,948	48.1
Treasury and Trading	1,394	-	-	-	-
Asset Finance	12,832	1,969	15.3	1,231	62.5
Total Wholesale	210,934	35,114	16.6	17,179	48.9
Reverse repos	1,108
Impairment provisions	(17,179)
Fair value adjustments	(3,055)
Loans and advances to customers	191,808

Loans and advances to banks	18,862
Debt securities	31,736
Available-for-sale financial assets	36,867

(1)     Impairment provisions include collective unimpaired provisions.

(2)  Of which, Wholesale Markets is £27,729 million, Wholesale Equity £186 million, Treasury and Trading £150 million, Asset Finance £9 million and Commercial £2 million.

(3)     Of which Wholesale Markets is £25,953 million, Wholesale Equity £1,942 million, Treasury and Trading £5,464 million and Corporate £186 million.

(4)     Restated to reflect the reorganisation of Corporate Markets - see page 27.

Credit risk- Wholesale (continued)

Corporate

The £91.7 billion Corporate loans and advances to customers portfolio is structured across a number of different portfolios and sectors as discussed below:

UK and US Corporate - Showed some resilience during the first half of 2010 with the impairment charge significantly lower than 2009 levels and modest recoveries as asset prices improved.  Amongst the larger companies, the capital markets continue to offer alternative funding sources to traditional bank debt.

The position in the Corporate North America portfolio continues to stabilise with the impairment charge trending materially lower in the first half of 2010 compared with both the first and second halves of 2009.  The first half of 2010 has seen write backs on impairments and asset disposals.  Concentrations remain in gaming, residential real estate and to some poorer sub-prime non-bank financial institution loan originators.  Although US GDP is more favourable than the UK with three full quarters of positive growth now achieved, there remain areas of concern including the unemployment rate and an overly indebted consumer base.

Mid-market Corporate - The mid-market Corporate portfolio benefited from a slightly more benign economic environment in the UK during the first half of 2010.  While still above long-term average trend levels, impairments were, as expected, substantially lower than the impairment levels taken in the heritage HBOS portfolios in 2009.

Corporate Real Estate - The focus of the corporate real estate and real estate related business component is to continue to improve and re-balance the risk profile of the existing portfolio and apply conservative and prudent lending policies in relation to new business.  However, the portfolio remains vulnerable to tenant default and asset price falls due to a significant element of investment lending in the portfolio, a large element of which is supported by secondary or tertiary assets.

Financial Institutions - As part of its funding, liquidity and general hedging requirements, Corporate maintains relationships with many major financial institutions throughout the world.  In the first half of 2010, concerns about sovereign fiscal deficits and public sector debt levels have given rise to renewed concern over the European banking sector with market attention now focused on potential bank losses following any sovereign default and/or restructuring in the Eurozone.  The Group is closely monitoring and actively managing its risk exposures to such counterparties.  Trading exposures are in large part collateralised and inter bank activity is mainly with high investment grade counterparties.

Across Corporate, we remain cautious in respect of the outlook for the second half of 2010 and for 2011.

Commercial

The overriding UK economic situation is adversely impacting a number of areas in this portfolio.  In line with Group's expectations, there is an increased risk that more customers will face insolvency action in the second half of 2010.  Portfolio metrics and stress testing analysis continue to suggest continued material impairments through the short term, as expected at this stage of the economic cycle.  Furthermore, delinquencies and assets under close monitoring remain at 2009 levels, so the portfolio continues to show signs of pressure against the backdrop of the continuing uncertain economic outlook.

In response to this and to mitigate the associated risks, Commercial continue to operate rigorous processes to enhance control and monitoring activities which play a crucial role in identifying customers which are showing signs of financial distress at the earliest possible opportunity, thus maximising the chances of turnaround and supporting our customers through the cycle.

Credit risk - Wholesale (continued)

Corporate Real Estate Business Support Unit

The Corporate Real Estate portfolios have endured a significant level of stress as a consequence of the unprecedented scale and pace of deterioration in the property sector coupled with the previous aggressive lending appetite in the heritage HBOS business.  Whilst recent sector performance has been encouraging, the Group remains cautious regarding the short to medium term prospects for the sector.  Clearly the management of the distressed portfolio remains key not only to mitigating loss but also for the Group as a significant player within the property sector to ensure that the strategies adopted do not adversely impact on a market that remains fragile.  The Group's Business Support Unit is making excellent progress in the achievement of these balanced objectives with a substantial number of restructurings undertaken in the first six months of 2010 and the disposal of a number of assets assisted by improved liquidity seen in the market during the first half of 2010.

On the property investment side there have been signs of recovery in capital values specifically at the prime end of the commercial market.  However recent evidence would suggest that this recovery has slowed as investor activity and sentiment have cooled.  Rental values remain fragile across most property sectors.  The key concern remains the potential for any deterioration in the economy to increase the level of tenant defaults and push down capital values further from an already depressed level.

Wholesale Equity

The risk capital portfolio (assets representing 'Equity Risk' including ordinary equity, preference shares and institutional stock) totals £5.8 billion (split £4.1 billion on balance sheet and £1.7 billion undrawn).  These comprise the Lloyds Development Capital (LDC) business, a small Project Finance business, the HBOS Integrated Finance Investments, Joint Ventures, BSU Investment portfolios and Fund Investments businesses.  Both the LDC and Project Finance businesses will continue investment activities.  LDC will focus on taking equity stakes primarily in privately owned UK businesses and Project Finance investing in PFI projects across the UK, Europe, North America and Australia.

The Managed for Value businesses are being actively managed for exit; no new investments will be made and the portfolio is expected to reduce over time as existing investments are exited.  The majority of the HBOS Integrated Finance portfolio was sold in July 2010, with the Group retaining a 30 per cent stake.  The BSU Investment portfolio includes the Debt for Equity conversion portfolio where the investments are being 'Managed for Recovery' following the partial write-off of the original debt exposures.

In the first half of 2010, while the main share indices have evidenced some volatility across the period, the position remains relatively stable and there has been evidence of a slow increase in market activity.  While some positive signs are evident, value recovery going forward continues to be treated with caution.

Credit risk - Wholesale (continued)

Wholesale Markets

Loans and advances to customers of £44.0 billion (before provisions and fair value adjustments) largely comprise balances in the Structured Corporate Finance portfolio.  This includes Acquisition Finance (leveraged loans), Ship Finance, Rail Capital, Aircraft Finance, Corporate Asset Finance and Project Finance.  The Acquisition Finance portfolio has been impacted significantly by the economic environment, with a relatively high proportion of deals being restructured.  The rate of new problem loans started to abate in the second half of 2009 and this trend has continued in the first half of 2010.  In the Specialist Finance portfolios, global shipping markets, especially the dry bulk and container sectors, experienced considerable pressure during 2009, leading to higher impairment levels, and the Group expects the sector to remain challenging in the second half of 2010.

Wholesale Markets is also responsible for the Treasury Assets portfolio which encompasses a portfolio of debt securities (£27.7 billion) and available-for-sale financial assets (£26.0 billion) encompassing the securitisation conduits (Cancara, Grampian, Landale and Argento) and a portfolio of Structured Credit Investments.  The size of the Treasury Assets portfolio, both in terms of notional exposure and risk-weighted assets, has continued to reduce through amortisation and asset sales although foreign exchange rate movements negated some of the balance sheet reductions.  Whilst the Treasury Asset portfolio experienced some price stability early in 2010, price volatility returned in April and May 2010.  All credit markets remain tight and liquidity remains very poor, particularly for higher risk asset classes.  While the portfolio remains exposed to risk of further impairment, under the Group's economic assumptions, these are not expected to be significant as the value at which the HBOS Treasury Asset portfolio was acquired, as part of the HBOS acquisition, takes adequate account of anticipated losses.

Treasury and Trading

Treasury and Trading acts as the link between the wholesale markets and the Group's balance sheet management activities and provides pricing and risk management solutions to both internal and external clients.  Treasury and Trading manages a portfolio comprising £11.3 billion of loans and advances to banks, £5.5 billion of available-for-sale debt securities and £1.4 billion of loans and advances to customers (excluding reverse repos).  The majority of Treasury and Trading's funding and risk management activity is transacted with investment grade counterparties and much of it is on a secured basis, such as repos.  Derivative transactions with wholesale counterparties are typically collateralised under a Credit Support Annex in conjunction with the ISDA Master Agreement.  Treasury and Trading has reduced the government bond portfolio in response to growing concern over market conditions in Europe.  The credit quality of the government bond portfolio is almost solely AAA rated sovereign debt.

Asset Finance

The credit quality profile across the non-retail portfolios continues to be relatively stable.  The significant level of impairments taken in 2009 in the HBOS non-retail book is not expected to be repeated.  Although exposures to the Fleet Operator sector, particularly the daily/flexi rental operators, continue to require intensive management to support customers through their financial difficulties, no material increase to the impairment provisions already in place is anticipated.  Improving economic conditions since the start of the year are also helping to keep impairment levels lower than 2009, as is the recovery in motor residual values.  The HBOS legacy non-retail books are now predominantly in run-off with no new business being written.  Reduced impairment levels arising from these portfolios are anticipated as they liquidate.

Credit risk - Wholesale (continued)

The credit quality of the retail portfolios also continues to be relatively stable with early indications of improvement.  Impairments in the first half of 2010 have been better than anticipated, particularly in the second charge secured portfolio and the retail motor loans portfolio.  However, impairments in these portfolios continue to be susceptible to increasing unemployment and falling house prices.  The retail motor loans portfolio is also susceptible to any fall in motor values.  It is anticipated that impairment levels in the retail portfolios will continue to reduce as the mitigating actions put in place over the last 18 to 24 months continue to drive the quality of new business written.

For both the retail and non-retail portfolios, under the Group's base case economic assumptions, the outlook for the second half of 2010 is cautiously optimistic, and impairment losses as a percentage of advances are expected to continue to reduce relative to 2009 and the first half of 2010.

Credit risk- Wealth and International

Key highlights

•    The impairment charge has increased in the first half of 2010 compared with the first half of 2009, but decreased compared with the second half of 2009.

•    Economic conditions remain challenging in Ireland where the majority of impairment losses continue to be incurred.

•    Business Support Units managing impaired assets are now fully operational and are being strengthened through the deployment of additional staff.

Impaired loans and provisions

Total impaired loans increased by £2,928 million to £15,632 million compared with 31 December 2009 and as a percentage of closing loans and advances to customers increased to 24.0 per cent from 18.3 per cent at 31 December 2009.  Ireland and, to a lesser extent, Australia continued to make up the majority of the increase.  Growth of impaired loans has slowed, following the detailed portfolio reviews conducted during 2009, with write-offs relatively low at this stage in the cycle.  The key driver of impaired loans across the division continues to be the Commercial Real Estate portfolios.  Business Support teams managing impaired assets in Ireland, Australia and mainland Europe are now fully operational and are being strengthened through deployment of additional staff.  Significant focus remains on supporting existing customers through delivery of work-out strategies designed to maximise returns.

Impairment provisions as a percentage of impaired loans increased to 44.4 per cent from 39.4 per cent at 31 December 2009.  The majority of the increase relates to increased provisions on existing impaired assets, reflecting continued stress in the Irish market as well as specific regional variations in Australia and New Zealand.  Recoveries are constrained by a lack of liquidity in Ireland and market sentiment in New Zealand and the non-metropolitan areas of Australia, where economic performance is likely to lag that of the country overall.

Impairment losses

Wealth and International's impairment losses have increased by £759 million to £2,228 million compared with the first half of 2009 and reduced by £381 million compared with the second half of 2009.  Impairment losses as an annualised percentage of average loans and advances to customers increased to 6.56 per cent from 4.55 per cent in the first half of 2009 but decreased from 7.40 per cent in the second half of 2009.  Economic conditions in Ireland and, in particular, property prices, remain a major determinant of the impairment charge which continues to be driven by the Commercial Real Estate portfolios.  The International businesses account for the majority of Wealth and International's total impairment charge with £1,557 million arising in Ireland, £454 million in Australia and £145 million in Wholesale Europe; £23 million of the half-year impairment charge has been incurred in the Wealth businesses.

Outlook

The Group remains cautious about the outlook in the principal Wealth and International geographical locations.  Economic conditions have continued to deteriorate in Ireland in 2010 with concerns also existing over the outlook for the Eurozone following the Greek crisis and subsequent contagion to Spain, Portugal and Italy.  Australia's growth outlook for 2010 remains positive although there are some risks beyond 2010 stemming from potentially weaker growth in the economies of key trading partners, particularly China and Europe.  Further reductions are expected in the Wealth and International impairment charge in the second half of 2010, although economic conditions continue to be monitored closely, particularly in Ireland.

Credit risk- Wealth and International (continued)

As at 30 June 2010	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions(1)	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%

Wealth	9,442	315	3.3	108	34.3
International
Ireland	26,682	11,689	43.8	4,857	41.6
Australia	14,228	2,632	18.5	1,460	55.5
Wholesale Europe	7,175	734	10.2	367	50.0
Other	7,566	262	3.5	145	55.3
	55,651	15,317	27.5	6,829	44.6
Wealth and International	65,093	15,632	24.0	6,937	44.4
Impairment provisions	(6,937)
Fair value adjustments	(551)
Total	57,605

As at 31 December 2009
Wealth	9,523	281	3.0	100	35.6
International
Ireland	29,104	9,712	33.4	3,601	37.1
Australia	14,057	2,030	14.4	966	47.6
Wholesale Europe	8,781	537	6.1	243	45.3
Other	7,937	144	1.8	93	64.6
	59,879	12,423	20.7	4,903	39.5
Wealth and International	69,402	12,704	18.3	5,003	39.4
Impairment provisions	(5,003)
Fair value adjustments	(851)
Total	63,548

(1)     Impairment provisions include collective unimpaired provisions.

Credit risk - Wealth and International (continued)

Wealth

Total impaired loans increased by £34 million, or 12 per cent to £315 million compared with 31 December 2009 and as a percentage of closing loans and advances increased to 3.3 per cent from 3.0 per cent at 31 December 2009.  Impairment losses decreased by £3 million to £23 million compared with the first half of 2009 and decreased by £22 million compared with the second half of 2009.  There has been a significant reduction in impairment losses in Wealth across the Spanish, Expatriate and Private Banking businesses compared with the second half of 2009, which reflects stabilisation in impaired asset trends.

Ireland

Total impaired loans increased by £1,977 million, or 20 per cent to £11,689 million compared with 31 December 2009 and as a percentage of closing loans and advances increased to 43.8 per cent from 33.4 per cent at 31 December 2009.  Impairment losses increased by £530 million to £1,557 million compared with the first half of 2009, but decreased by £365 million compared with the second half of 2009.  Impairment losses as an annualised percentage of average loans and advances to customers increased to 11.1 per cent from 6.9 per cent in the first half of 2009 and decreased from 12.9 per cent in the second half of 2009.  Economic conditions remain challenging with further falls evident in commercial and residential property prices whilst unemployment levels continue to rise.  In addition, the real estate market continues to be impacted by a lack of liquidity with few transactions completing.  Commercial Real Estate made up 42 per cent of loans and advances to customers in Ireland at 30 June 2010 (and 40 per cent at 31 December 2009).

Australia

Total impaired loans increased by £602 million, or 30 per cent to £2,632 million compared with 31 December 2009 and as a percentage of closing loans and advances increased to 18.5 per cent from 14.4 per cent at 31 December 2009.  Although impairment losses decreased by 9 per cent compared with the first half of 2009 and by 7 per cent compared with the second half of 2009 in local currency, in Sterling terms they increased by £46 million to £454 million in the first half of 2010 compared with the first half of 2009 and increased by £13 million compared with the second half of 2009, due to the strengthening of the Australian Dollar.  Impairment losses as an annualised percentage of average loans and advances to customers were unchanged at 6.3 per cent compared with the first half and the second half of 2009.  Whilst the economic outlook is more positive for Australia, exposure to the New Zealand and non-metropolitan Australian real estate sectors remains a key driver of impairment performance.  Commercial Real Estate made up 43 per cent of loans and advances to customers in Australia at 30 June 2010 (and 45 per cent at 31 December 2009).

Wholesale Europe

Total impaired loans increased by £197 million, or 37 per cent to £734 million at 30 June 2010 and as a percentage of closing loans and advances increased to 10.2 per cent from 6.1 per cent at 31 December 2009.  The majority of Wholesale Europe assets were transferred to the Wealth and International division from Wholesale division in the second half of 2009.  Impairment losses increased £19 million to £145 million compared with the second half of 2009.  Impairment losses as an annualised percentage of average loans and advances to customers increased to 3.7 per cent from 3.2 per cent in the second half of 2009.  Real Estate is the primary driver of impairment losses in Wholesale Europe with reductions in rental yields and capital values evident, particularly in secondary locations.

Market risk

The Group is inherently subject to risks in financial markets and in the wider economy, including changes in, and increased volatility of, interest rates, market-implied inflation rates, credit spreads, foreign exchange rates, equity, property and commodity prices and the risk that customers act in a manner which is inconsistent with business, pricing and hedging assumptions.

Market risk is managed within a Board approved framework using a range of metrics to monitor the Group's profile against its stated appetite and potential market conditions.

Equity markets have been volatile during the first half of 2010.  Concerns about the scale of deficits in Ireland and southern European countries resulted in increased credit spreads in the areas affected, and fears of contagion impacted the Euro and widened spreads between central bank and interbank interest rates.

During the first half of 2010 the Group has hedged some of the equity market risk that arises from the life assurance business and continues to carefully manage risks arising from its pension schemes.  The Group will continue to take opportunities to reduce exposures where appropriate.

Legal and regulatory

The Group is subject to stringent regulation of all its businesses and is affected by changes in the laws, regulations, policies, voluntary codes of practice and interpretations in all markets in which it operates.  In particular, significant changes to the UK regulatory landscape in the first half of 2010 will have had a direct impact on the Group.

The Financial Services Act 2010 received Royal Assent on 8 April 2010.  The Act establishes a new consumer financial education body, amends the Financial Services and Markets Act to provide the FSA with a new financial stability statutory objective, gives the FSA powers to make rules on remuneration arrangements, short selling, living wills, consumer redress schemes, and extends its enforcement powers.  In addition, the coalition government has announced plans to give the Bank of England macro- and micro-prudential supervisory powers over UK regulated banks and to create a new Customer Protection and Markets Authority (CPMA) to take over the FSA's conduct of business supervisory role, together with certain other duties from the FSA and other bodies.  The Act and the Bank of England's proposed new supervisory powers could have significant ramifications for the FSA's approach to regulating the Group, particularly regarding the setting of capital and liquidity requirements and also conduct of business regulations.

Evolving capital and liquidity requirements continue to be monitored by the Group.  In December 2009, and updated in July 2010, the Basel Committee on Banking Supervision put forward proposals for a capital and liquidity reform package (Basel III) which will require some fundamental changes to regulatory capital and liquidity standards at a global level.  Proposals at this stage include changes to the definition of 'capital', new definitions for the calculation of counterparty credit risk and leverage ratios, additional capital buffers and development of a global liquidity standard.  Details of the package are due to be finalised by the end of 2010 with implementation currently expected to be in phases between the end of 2012 and 2018.

In addition, since the general election in May 2010, the UK government has announced that a bank levy will be imposed on large UK banks and foreign banks operating in the UK from 1 January 2011.  The government has also appointed an independent commission to review possible structural measures to reform the banking system and promote stability and competition and consider whether to force the UK's largest financial institutions to decouple their retail and investment banking businesses.  The Treasury Select Committee has also announced its intention to conduct an examination of competition in retail banking and the future of free banking.  It is too early to quantify the potential impact of these developments on the Group.

Legal and regulatory (continued)

The Competition Commission, the Financial Services Authority (FSA) and the Office of Fair Trading (OFT) have recently carried out, or are currently conducting, a number of industry wide inquiries.  Also, in the UK and overseas the Group is subject to legal and regulatory proceedings, challenges and investigations (which may include class action lawsuits) and other complaints (including to the Financial Ombudsman Service).  The outcome of any investigation, proceeding or complaint is inherently uncertain.

A number of changes in regulation will come into effect in the short term that will have an impact on the Group including implementation of new reverse stress testing requirements, the delivery deadline of 31 December 2010 for the Single Customer View implementation and proposed changes to bank remuneration rules at EU level.  The Group may also be subject to increased supervisory influence at an EU level via the Committee of European Banking Supervisors, the Committee of European Insurance and Occupational Pensions Supervisors and the Committee of European Securities Regulators.  From 2011 these bodies will become new EU Supervisory Authorities - the European Banking Authority, the European Insurance and Occupational Pensions Authority and the European Securities and Markets Authority respectively.

The Group is currently assessing the impacts of these regulatory developments, and will participate in the consultation and calibration processes to be undertaken by the various regulatory bodies during 2010.  The Group continues to work closely with the Tripartite Authorities and industry associations to ensure that it is able to identify and respond to regulatory changes and mitigate against any potential risks to the Group and its stakeholders.

Customer treatment

Customer treatment and how the Group manages its customer relationships affects all aspects of the Group's operations and is closely aligned with achievement of the Group's strategic aim - to create deep long lasting relationships with its customers.  There is currently a high level of scrutiny regarding the treatment of customers by financial institutions from the press, politicians and regulatory bodies.

The FSA continues to drive focus on conduct of business activities and has established a new approach to supervision of Conduct Risk, replacing the previous 'Treating Customers Fairly' initiative for retail customers.  Under this new regime the FSA has indicated that it will seek to place greater emphasis on product governance and contract terms in general, and will seek to intervene much earlier in the product lifecycle to prevent customer detriment.  The FSA also continues to carry out thematic reviews on a variety of issues across the industry as a whole, for example complaints handling.  The Group actively engages with the regulatory authorities and other stakeholders on these key customer treatment challenges, which includes for example, PPI (see Note 23 of the condensed interim financial statements 'Legal and Regulatory Matters').

The Group has policies, procedures and governance arrangements in place to facilitate the fair treatment of customers.  Since the acquisition of HBOS, the Group has made significant progress in aligning its approach to Treating Customers Fairly (TCF) across both heritages.  In addition the Group has aligned its TCF governance and management information arrangements, with customer impact being a key factor in assessing every integration proposition.  The Group regularly reviews its product range to ensure that it meets regulatory requirements and is competitive in the market place.

People

In the first half of 2010, as integration has continued, the Group has proactively managed the relationship with staff.  The Group has published revised proposals to harmonise employee terms and conditions across the Group and is consulting with the various representative unions.  The Group actively continues to manage relationships with its recognised unions during this important consultation period.

Integration

The integration of the two heritage organisations continues to be one of the largest integration challenges that has been seen in the UK financial services industry.  The Group's Integration Execution Board, chaired by the Group Operations Director, continues to oversee the integration process and progress is being regularly reviewed by the Group Executive Committee and Group Board.  Whilst there continue to be delivery risks to the programme, not least the risk of new regulatory requirements which may have an impact on resourcing, the Group is now 18 months into the integration programme and has a fully developed and functioning governance framework to manage these risks.  There is a clear understanding of the phased deliverables and associated controls to ensure effective delivery through to 2012.

State funding and state aid

HM Treasury currently holds approximately 40.6 per cent of the Group's ordinary share capital.  United Kingdom Financial Investments Limited (UKFI) as manager of HM Treasury's shareholding continues to operate in line with the framework document between UKFI and HM Treasury managing the investment in the Group on a commercial basis without interference in day-to-day management decisions.  There is a risk that a change in Government priorities could result in the framework agreement in place being replaced leading to interference in the operations of the Group, although there have been no indications that the Government intends to change the existing operating arrangements.

The Group has made a number of undertakings to HM Treasury arising from the capital and funding support, including the provision of additional lending to certain mortgage and business sectors, and other matters relating to corporate governance and staff remuneration.  However the commitments in respect of lending are subject to normal prudent commercial lending criteria and pricing, the availability of funding to support such lending and sufficient demand from customers and potential customers.

In addition the Group is subject to European state aid obligations in line with the restructuring plan agreed with HM Treasury and the EU College of Commissioners in November 2009, which is designed to support the long-term viability of the Group and address any competition distortions arising from the benefits of state aid.  This has placed a number of requirements on the Group including asset reductions in certain parts of its balance sheet by the end of 2014 and the disposal of certain portions of its business by the end of November 2013, including in particular the disposal of some parts of its retail banking business.  The Group is working closely with the EU Commission, HM Treasury and the Monitoring Trustee appointed by the EU Commission.

STATUTORY INFORMATION

		Page
Condensed interim financial statements (unaudited)
Consolidated income statement		91
Consolidated statement of comprehensive income		92
Consolidated balance sheet		93
Consolidated statement of changes in equity		95
Consolidated cash flow statement		96

Notes
1	Accounting policies, presentation and estimates	97
2	Segmental analysis	100
3	Other income	103
4	Operating expenses	104
5	Impairment	105
6	Taxation	105
7	Earnings per share	106
8	Trading and other financial assets at fair value through profit or loss	106
9	Derivative financial instruments	107
10	Loans and advances to customers	108
11	Allowance for impairment losses on loans and receivables	108
12	Securitisations and covered bonds	109
13	Debt securities classified as loans and receivables	110
14	Available-for-sale financial assets	110
15	Credit market exposures	111
16	Customer deposits	114
17	Debt securities in issue	114
18	Subordinated liabilities	114
19	Share capital	115
20	Reserves	116
21	Contingent liabilities and commitments	117
22	Capital ratios	118
23	Legal and regulatory matters	120
24	Related party transactions	123
25	June 2010 Budget statement	123
26	Events after the balance sheet date	124
27	Other information	124

CONDENSED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED INCOME STATEMENT

		Half-year to 30 June 2010	Half-year to 30 June 2009	Half-year to 31 Dec 2009
	Note	£ million	£ million	£ million

Interest and similar income		14,661	16,496	11,742
Interest and similar expense		(7,623)	(11,997)	(7,215)
Net interest income		7,038	4,499	4,527
Fee and commission income		2,219	2,266	1,988
Fee and commission expense		(812)	(951)	(566)
Net fee and commission income		1,407	1,315	1,422
Net trading income		1,245	(91)	19,189
Insurance premium income		4,300	4,552	4,394
Other operating income		1,790	2,425	3,065
Other income	3	8,742	8,201	28,070
Total income		15,780	12,700	32,597
Insurance claims		(3,189)	(2,902)	(19,117)
Total income, net of insurance claims		12,591	9,798	13,480
Government Asset Protection Scheme fee		-	-	(2,500)
Other operating expenses		(5,811)	(6,464)	(7,020)
Total operating expenses	4	(5,811)	(6,464)	(9,520)
Trading surplus		6,780	3,334	3,960
Impairment	5	(5,423)	(8,053)	(8,620)
Share of results of joint ventures and associates		(61)	(504)	(248)
Gain on acquisition		-	11,173	-
Profit (loss) before tax		1,296	5,950	(4,908)
Taxation	6	(630)	1,203	708
Profit (loss) for the period		666	7,153	(4,200)

Profit attributable to non-controlling interests		70	58	68
Profit (loss) attributable to equity shareholders		596	7,095	(4,268)
Profit (loss) for the period		666	7,153	(4,200)

Basic earnings per share	7	0.9p	22.0p	(9.9)p
Diluted earnings per share	7	0.9p	22.0p	(9.9)p

Dividend per share for the period		-	-	-
Dividend for the period		-	-	-

CONDENSED INTERIM FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Half-year to 30 June 2010	Half-year to 30 June 2009	Half-year to 31 Dec 2009
	£ million	£ million	£ million

Profit (loss) for the period	666	7,153	(4,200)
Other comprehensive income:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Change in fair value	1,255	502	1,732
Income statement transfers in respect of disposals	(147)	(250)	153
Income statement transfers in respect of impairment	36	395	226
Other income statement transfers	(185)	46	(139)
Taxation	(357)	(110)	(307)
	602	583	1,665
Movement in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	(535)	(1,864)	1,334
Net income statement transfers	312	1,951	(1,830)
Taxation	73	(24)	143
	(150)	63	(353)

Currency translation differences:
Currency translation differences, before tax	95	572	(609)
Taxation	(1)	(384)	202
	94	188	(407)
Other comprehensive income for the period, net of tax	546	834	905
Total comprehensive income for the period	1,212	7,987	(3,295)

Total comprehensive income attributable to non-controlling interests	67	53	54
Total comprehensive income attributable to equity shareholders	1,145	7,934	(3,349)
Total comprehensive income for the period	1,212	7,987	(3,295)

CONDENSED INTERIM FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED BALANCE SHEET

		As at 30 June 2010	As at 31 December 2009
Assets	Note	£ million	£ million

Cash and balances at central banks		53,035	38,994
Items in course of collection from banks		2,007	1,579
Trading and other financial assets at fair value through profit or loss	8	147,466	150,011
Derivative financial instruments	9	61,910	49,928
Loans and receivables:
Loans and advances to customers	10	612,133	626,969
Loans and advances to banks		31,251	35,361
Debt securities	13	28,713	32,652
		672,097	694,982
Available-for-sale financial assets	14	47,696	46,602
Investment properties		5,215	4,757
Investments in joint ventures and associates		416	479
Goodwill		2,016	2,016
Value of in-force business		6,478	6,685
Other intangible assets		3,728	4,087
Tangible fixed assets		8,760	9,224
Current tax recoverable		191	680
Deferred tax assets		4,764	5,006
Retirement benefit asset		727	-
Other assets		11,619	12,225
Total assets		1,028,125	1,027,255

CONDENSED INTERIM FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED BALANCE SHEET (continued)

		As at 30 June 2010	As at 31 December 2009(1)
Equity and liabilities	Note	£ million	£ million

Liabilities
Deposits from banks		69,640	82,452
Customer deposits	16	420,414	406,741
Items in course of transmission to banks		1,148	1,037
Trading and other financial liabilities at fair value through profit or loss		29,384	28,271
Derivative financial instruments	9	51,592	40,485
Notes in circulation		999	981
Debt securities in issue	17	221,825	233,502
Liabilities arising from insurance contracts and participating investment contracts		74,949	76,179
Liabilities arising from non-participating investment contracts		45,314	46,348
Unallocated surplus within insurance businesses		928	1,082
Other liabilities		27,466	29,320
Retirement benefit obligations		424	780
Current tax liabilities		58	51
Deferred tax liabilities		195	209
Other provisions		890	983
Subordinated liabilities	18	35,243	34,727
Total liabilities		980,469	983,148

Equity
Share capital	19	10,901	10,472
Share premium account	20	16,291	14,472
Other reserves	20	7,755	7,217
Retained profits	20	11,826	11,117
Shareholders' equity		46,773	43,278
Non-controlling interests		883	829
Total equity		47,656	44,107
Total equity and liabilities		1,028,125	1,027,255

(1)  Restated (see note 1).

CONDENSED INTERIM FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders
Share capital and premium		Other reserves	Retained profits	Total	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 January 2009:
As previously stated	3,609	(2,476)	8,260	9,393	306	9,699
Prior year adjustment(1)	-	131	(131)	-	-	-
Restated	3,609	(2,345)	8,129	9,393	306	9,699
Total comprehensive income	-	839	7,095	7,934	53	7,987
Dividends	-	-	-	-	(54)	(54)
Issue of ordinary shares:
Placing and open offer	649	3,781	-	4,430	-	4,430
Issued on acquisition of HBOS	1,944	5,707	-	7,651	-	7,651
Placing and compensatory open offer	3,905	-	-	3,905	-	3,905
Transfer to merger reserve	(1,000)	1,000	-	-	-	-
Adjustment on acquisition	-	-	-	-	5,567	5,567
Purchase/sale of treasury shares	-	-	14	14	-	14
Employee share option schemes:
Value of employee services	-	-	94	94	-	94
Extinguishment of non-controlling interests	-	-	-	-	(4,267)	(4,267)
Balance at 30 June 2009(2)	9,107	8,982	15,332	33,421	1,605	35,026
Total comprehensive income	-	919	(4,268)	(3,349)	54	(3,295)
Dividends	-	-	-	-	(62)	(62)
Issue of ordinary shares:
Rights issue	13,112	-	-	13,112	-	13,112
Issued to Lloyds TSB Foundations	41	-	-	41	-	41
Redemption of preference shares	2,684	(2,684)	-	-	-	-
Purchase/sale of treasury shares	-	-	31	31	-	31
Employee share option schemes:
Value of employee services	-	-	22	22	-	22
Extinguishment of non-controlling interests	-	-	-	-	(768)	(768)
Balance at 31 December 2009(2)	24,944	7,217	11,117	43,278	829	44,107
Total comprehensive income	-	549	596	1,145	67	1,212
Dividends	-	-	-	-	(8)	(8)
Issue of ordinary shares	2,237	-	-	2,237	-	2,237
Redemption of preference shares	11	(11)	-	-	-	-
Purchase/sale of treasury shares	-	-	49	49	-	49
Employee share option schemes:
Value of employee services	-	-	64	64	-	64
Repayment of capital to non-controlling interests	-	-	-	-	(5)	(5)
Balance at 30 June 2010	27,192	7,755	11,826	46,773	883	47,656

(1)  See note 1.

(2)  Restated.

CONDENSED INTERIM FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED CASH FLOW STATEMENT

	Half-year to 30 June 2010	Half-year to 30 June 2009	Half-year to 31 Dec 2009
	£ million	£ million	£ million

Profit (loss) before tax	1,296	5,950	(4,908)
Adjustments for:
Change in operating assets	11,662	42,413	19,529
Change in operating liabilities	(3,538)	(50,448)	(55,479)
Non-cash and other items	2,286	(3,187)	12,094
Tax (paid) received	(141)	22	279
Net cash provided by (used in) operating activities	11,565	(5,250)	(28,485)

Cash flows from investing activities
Purchase of available-for-sale financial assets	(17,521)	(431,012)	(24,804)
Proceeds from sale and maturity of available-for-sale financial assets	18,555	468,259	22,302
Purchase of fixed assets	(1,806)	(1,140)	(1,549)
Proceeds from sale of fixed assets	1,675	816	1,313
Acquisition of businesses, net of cash acquired	(7)	16,364	(137)
Disposal of businesses, net of cash disposed	239	130	281
Net cash provided by (used in) investing activities	1,135	53,417	(2,594)

Cash flows from financing activities
Dividends paid to non-controlling interests	(8)	(54)	(62)
Interest paid on subordinated liabilities	(1,047)	(1,171)	(1,451)
Proceeds from issue of subordinated liabilities	1,968	1,000	3,187
Proceeds from issue of ordinary shares	-	8,349	13,184
Repayment of subordinated liabilities	-	(5,063)	(1,834)
Repayment of capital to non-controlling interests	(5)	-	(33)
Net cash provided by financing activities	908	3,061	12,991
Effects of exchange rate changes on cash and cash equivalents	181	(249)	39
Change in cash and cash equivalents	13,789	50,979	(18,049)
Cash and cash equivalents at beginning of period	65,690	32,760	83,739
Cash and cash equivalents at end of period	79,479	83,739	65,690

Cash and cash equivalents comprise cash and balances at central banks (excluding mandatory deposits) and amounts due from banks with a maturity of less than three months.

1.       Accounting policies, presentation and estimates

These condensed interim financial statements as at and for the half-year to 30 June 2010 have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with International Accounting Standard (IAS 34), Interim Financial Reporting, as adopted by the European Union.  They do not include all of the information required for full annual financial statements and should be read in conjunction with the Group's consolidated financial statements as at and for the year ended 31 December 2009 (2009 annual report and accounts) which were prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union.  Copies of the 2009 annual report and accounts can be found on the Group's website or are available upon request from Group Secretariat, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN.

In October 2009, the British Bankers' Association published a draft Code for Financial Reporting Disclosures
(the 'Disclosure Code') which sets out disclosure principles together with supporting guidance in respect of the financial statements of UK banks.  The Group and other major UK banks have voluntarily adopted the draft Disclosure Code.  The Group's condensed interim financial statements have been prepared having regard to the principles contained within the draft Disclosure Code.  Terminology used in these condensed interim financial statements is consistent with that used in the 2009 annual report and accounts where a glossary of terms can be found.

The Directors consider that it is appropriate to continue to adopt the going concern basis in preparing the condensed interim financial statements.  In reaching this assessment, the directors have considered projections for the Group's capital and funding position and have had regard to the factors set out in Principal Risks and Uncertainties: Liquidity and funding on page 66.

Accounting policies

The accounting policies are consistent with those applied by the Group in its 2009 annual report and accounts except as described below.

During 2010, the International Financial Reporting Interpretations Committee clarified the treatment of amounts previously recognised in equity in respect of assets that were transferred from the available-for-sale category to the loans and receivables category.  When an impairment loss is recognised in respect of such transferred financial assets, the unamortised balance of any available-for-sale reserve that remains in equity should be transferred to the income statement and recorded as part of the impairment loss.

The Group has changed its accounting policy to reflect this clarification.  Under the Group's previous accounting policy, when such a transferred financial asset became impaired, not all of the unamortised amounts previously transferred to equity were recycled to the income statement and therefore continued to be accreted over the expected remaining life of the financial asset.  The change is applied retrospectively and the effect has been to reduce retained profits and increase available-for-sale reserves by £131 million at 1 January 2009; shareholders' equity is unchanged.  There was no material effect on the Group's income statement in the first half or second half of 2009.

In accordance with IAS 34, the Group's income tax expense for the six months ended 30 June 2010 is based on the best estimate of the weighted-average annual income tax rate expected for the full financial year.  This best estimate does not take into account the impact of changes announced in the June 2010 Budget which were not substantively enacted by 30 June 2010.

1.       Accounting policies, presentation and estimates (continued)

In accordance with IAS 19 Employee Benefits and the Group's normal practice, the valuation of the Group's pension schemes will be formally updated at the year end.  During the first half of 2010, the Group's defined benefit pension obligation was adjusted to reflect the effect of the change in the terms of the Group's pension schemes (see note 4).  However, no valuation adjustment has been made to the Group's retirement benefit assets and liabilities at 30 June 2010.

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that impact the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates.  Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  There have been no significant changes in the basis upon which estimates have been determined, compared to those applied at 31 December 2009.

New accounting pronouncements

The Group has adopted the following new standards and amendments to standards which became effective for financial years beginning on or after 1 January 2010.  None of these standards or amendments have had a material impact on these condensed interim financial statements.

(i)     IFRS 3 Business Combinations.  The revised standard continues to require the use of the acquisition method of accounting for business combinations.  All payments to purchase a business are to be recorded at fair value at the acquisition date, some contingent payments are subsequently remeasured at fair value through income, goodwill may be calculated based on the parent's share of net assets or it may include goodwill related to the non-controlling interest, and all transaction costs are expensed.

(ii) IAS 27 Consolidated and Separate Financial Statements.  Requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control; any remaining interest in an investee is re-measured to fair value in determining the gain or loss recognised in profit or loss where control over the investee is lost.

(iii) IFRIC 17 Distributions of Non-cash Assets to Owners.  Provides accounting guidance for non-reciprocal distributions of non-cash assets to owners (and those in which owners may elect to receive a cash alternative).

(iv) Amendment to IAS 39 Financial Instruments: Recognition and Measurement - 'Eligible Hedged Items'.  Clarifies how the principles underlying hedge accounting should be applied in particular situations.

(v)  Improvements to IFRSs (issued April 2009).  Sets out minor amendments to IFRS standards as part of the annual improvements process.

1.       Accounting policies, presentation and estimates (continued)

Future accounting developments

The following pronouncements will be relevant to the Group but are not applicable for the year ending 31 December 2010 and have not been applied in preparing these condensed interim financial statements.  The full impact of these accounting changes is currently being assessed by the Group.

(i)  IFRS 9 Financial Instruments.  Replaces those parts of IAS 39 Financial Instruments: Recognition and Measurement dealing with the classification and measurement of financial assets.  Requires financial assets to be classified into two measurement categories, fair value or amortised cost, on the basis of the objectives of the entity's business model for managing its financial assets and the contractual cash flow characteristics of the instrument.  Available-for-sale financial asset and held-to-maturity investment categories in the existing IAS 39 will be eliminated.

     IFRS 9 is the initial stage of the project to replace IAS 39.  Future stages are expected to result in amendments to IFRS 9 to deal with changes to the classification and measurement of financial liabilities, impairment of financial assets measured at amortised cost and hedge accounting.  Until all stages of the replacement project are complete, it is not possible to determine the overall impact on the financial statements of the replacement of IAS 39.  The effective date of the standard is annual periods beginning on or after 1 January 2013.

(ii) Amendment to IAS 32 Financial instruments: Presentation - 'Classification of Rights Issues'.  Requires rights issues denominated in a currency other than the functional currency of the issuer to be classified as equity regardless of the currency in which the exercise price is denominated.  The amendment is effective for annual periods beginning on or after 1 February 2010.

(iii) IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments.  Clarifies that when an entity renegotiates the terms of its debt with the result that the liability is extinguished by the debtor issuing its own equity instruments to the creditor, a gain or loss is recognised in the income statement representing the difference between the carrying value of the financial liability and the fair value of the equity instruments issued; the fair value of the financial liability is used to measure the gain or loss where the fair value of the equity instruments cannot be reliably measured.  The interpretation is effective for annual periods beginning on or after 1 July 2010 and is consistent with the Group's existing accounting policy.

(iv) Improvements to IFRSs (issued May 2010).  Sets out minor amendments to IFRS standards as part of the annual improvements process.  The effective dates vary on a standard by standard basis but none are effective any earlier than annual periods beginning on or after 1 July 2010.

(v)  Amendment to IFRIC 14 Prepayments of a Minimum Funding Requirement.  Applies when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements and permits such an entity to treat the benefit of such an early payment as an asset.  The amendment is effective for annual periods beginning on or after 1 January 2011.

(vi) IAS 24 Related Party Disclosures.  The revised standard simplifies the definition of a related party and provides a partial exemption from the disclosure requirements for government related entities.  The revised standard is effective for annual periods beginning on or after 1 January 2011.

At the date of this report, IFRS 9 Financial Instruments and Improvements to IFRSs (issued May 2010) are awaiting EU endorsement.

2.       Segmental analysis

Lloyds Banking Group provides a wide range of banking and financial services in the UK and in certain locations overseas.

The Group Executive Committee (GEC) has been determined to be the chief operating decision maker for the Group.  The Group's operating segments reflect its organisational and management structures.  GEC reviews the Group's internal reporting based around these segments in order to assess performance and allocate resources.  This assessment includes a consideration of each segment's net interest revenue and consequently the total interest income and expense for all reportable segments is presented on a net basis.  The segments are differentiated by the type of products provided, by whether the customers are individuals or corporate entities and by the geographical location of the customer.

The Group's activities continue to be organised into four financial reporting segments: Retail, Wholesale, Wealth and International and Insurance and there have been no changes to the Group's segmentation from that presented in the 2009 annual report and accounts.  The segmental results and comparatives are presented on a combined businesses basis (see note 1, basis of preparation of combined businesses, on page 55), which is the basis reviewed by the chief operating decision maker.  Consequently, the comparatives include the pre-acquisition results of HBOS for the period from 1 January 2009 to 16 January 2009.

2.       Segmental analysis (continued)

Half-year to 30 June 2010	Net interest income	Other income	Total income	Profit before tax	External revenue	Inter- segment revenue
	£m	£m	£m	£m	£m	£m

Retail	4,636	836	5,472	2,495	7,208	(1,736)
Wholesale	2,147	2,215	4,362	742	2,728	1,634
Wealth and International	596	605	1,201	(1,609)	1,617	(416)
Insurance	(136)	1,320	1,184	469	1,454	(270)
Other	(332)	855	523	(494)	(265)	788
Group - combined businesses basis(1)	6,911	5,831	12,742	1,603	12,742	-
Insurance grossing adjustment	321	2,686	3,007	-
Integration costs	-	-	-	(804)
Volatility	(11)	(188)	(199)	(199)
Fair value unwind	(183)	413	230	-
Amortisation of purchased intangibles	-	-	-	(323)
Curtailment gain	-	-	-	1,019
Group - statutory	7,038	8,742	15,780	1,296

(1)     See pages 7 and 15.

External segment assets	As at 30 June 2010	As at 31 Dec 2009(2)
	£m	£m

Retail	378,051	383,588
Wholesale	404,382	401,836
Wealth and International	82,517	86,272
Insurance	134,965	135,814
Other	28,210	19,745
Total Group	1,028,125	1,027,255

Segment customer deposits
Retail	230,662	224,149
Wholesale	159,253	153,389
Wealth and International	30,318	29,037
Other	181	166
Total Group	420,414	406,741

(2)     Restated to reflect the reclassification of certain balances managed on behalf of Wholesale by Wealth and International.

2.       Segmental analysis (continued)

Half-year to 30 June 2009	Net interest income	Other income	Total income	Profit before tax	External revenue(2)	Inter- segment revenue(2)
	£m	£m	£m	£m	£m	£m

Retail	3,735	894	4,629	360	7,406	(2,777)
Wholesale	2,495	2,154	4,649	(3,208)	3,089	1,560
Wealth and International	597	554	1,151	(342)	1,626	(475)
Insurance	(158)	1,479	1,321	397	1,831	(510)
Other	(227)	710	483	(1,164)	(1,719)	2,202
Group - combined businesses basis(1)	6,442	5,791	12,233	(3,957)	12,233	-
Insurance grossing adjustment	(206)	1,527	1,321	7
Integration costs	-	-	-	(358)
Volatility	2	(593)	(591)	(591)
Fair value unwind	(1,496)	353	(1,143)	-
Negative goodwill credit	-	-	-	11,173
Amortisation of purchased intangibles and goodwill impairment	-	-	-	(604)
Pre-acquisition consolidated losses of HBOS	(243)	1,123	880	280
Group - statutory	4,499	8,201	12,700	5,950

(1)     See pages 7 and 16.

(2)     Restated to reflect the reclassification of certain central adjustments.

Half-year to 31 December 2009	Net interest income	Other income	Total income	Profit before tax	External revenue(2)	Inter- segment revenue(2)
	£m	£m	£m	£m	£m	£m

Retail	4,235	910	5,145	1,022	6,815	(1,670)
Wholesale	2,215	2,045	4,260	(1,495)	2,876	1,384
Wealth and International	620	574	1,194	(2,014)	1,233	(39)
Insurance	(129)	1,465	1,336	578	1,949	(613)
Other	(657)	1,090	433	(434)	(505)	938
Group - combined businesses basis(1)	6,284	6,084	12,368	(2,343)	12,368	-
Insurance grossing adjustment	(1,074)	20,132	19,058	(7)
Integration costs	-	-	-	(738)
Volatility	(13)	1,072	1,059	1,069
Fair value unwind	(670)	782	112	-
Amortisation of purchased intangibles	-	-	-	(389)
GAPS fee	-	-	-	(2,500)
Group - statutory	4,527	28,070	32,597	(4,908)

(1)     See pages 7 and 17.

(2)     Restated to reflect the reclassification of certain central adjustments.

3.       Other income

	Half-year to 30 June 2010	Half-year to 30 June 2009	Half-year to 31 Dec 2009
	£m	£m	£m

Fee and commission income:
Current account fees	506	537	551
Credit and debit card fees	407	391	374
Other fees and commissions	1,306	1,338	1,063
	2,219	2,266	1,988
Fee and commission expense	(812)	(951)	(566)
Net fee and commission income	1,407	1,315	1,422
Net trading income	1,245	(91)	19,189
Insurance premium income	4,300	4,552	4,394
Gains on capital transactions	423	745	753
Other	1,367	1,680	2,312
Other operating income	1,790	2,425	3,065
Total other income	8,742	8,201	28,070

During the second half of 2009, it was determined that net trading income was a more suitable classification for certain amounts that had previously been included within other operating income.  The comparatives for the first half of 2009 have been restated accordingly to reclassify £1,353 million from other operating income to net trading income.  In addition, certain fees receivable have been reanalysed to current account fees.

During 2010 and 2009, as part of the Group's management of capital, the Group exchanged certain existing subordinated debt securities for new subordinated debt securities or ordinary shares as described below.  These exchanges, explained below, resulted in a gain on extinguishment of the existing liabilities of £423 million (half-year to 30 June 2009: £745 million; half-year to 31 December 2009: £753 million), being the difference between the carrying amount of the securities extinguished and the fair value of the new securities issued together with related fees and costs.

On 18 February 2010, as part of the Group's recapitalisation and exit from its proposed participation in the Government Asset Protection Scheme, Lloyds Banking Group plc issued 3,141 million ordinary shares in exchange for certain existing preference shares and preferred securities.  This exchange resulted in a gain of £85 million.

During March 2010 the Group entered into a bilateral exchange, under which certain Enhanced Capital Notes denominated in Japanese Yen were exchanged for an issue of new Enhanced Capital Notes denominated in US Dollars; the securities subject to the exchange were cancelled and a profit of £20 million arose.

In addition, during May and June 2010 the Group completed the exchange of a number of outstanding capital securities issued by Lloyds Banking Group plc and certain of its subsidiaries for ordinary shares in Lloyds Banking Group plc, generating additional core tier 1 capital for the Group.  The securities subject to exchange were cancelled, generating a total profit of £318 million for the Group.

4.         Operating expenses

	Half-year to 30 June 2010	Half-year to 30 June 2009	Half-year to 31 Dec 2009
	£m	£m	£m

Administrative expenses
Staff costs:
Salaries	2,139	2,196	2,173
Social security costs	192	177	206
Pensions and other post-retirement benefit schemes:
Curtailment gain	(1,019)	-	-
Other	347	342	402
	(672)	342	402
Restructuring costs	70	125	287
Other staff costs	473	252	515
	2,202	3,092	3,583
Premises and equipment:
Rent and rates	285	289	280
Hire of equipment	11	10	10
Repairs and maintenance	97	99	127
Other	190	124	217
	583	522	634
Other expenses:
Communications and data processing	472	337	331
Advertising and promotion	172	157	178
Professional fees	257	244	296
Other	703	581	729
	1,604	1,319	1,534
	4,389	4,933	5,751
Depreciation and amortisation	1,220	1,291	1,269
Impairment of tangible fixed assets(1)	202	-	-
Goodwill impairment	-	240	-
Total operating expenses, excluding GAPS fee	5,811	6,464	7,020
Government Asset Protection Scheme fee	-	-	2,500
Total operating expenses	5,811	6,464	9,520

(1)     £52 million of the impairment of tangible fixed assets relates to integration activities.

During the first half of 2010, the Group implemented a change to the terms of its principal UK defined benefit pension schemes.  As a result of this change all future increases to pensionable salary will be capped each year at the lower of: Retail Prices Index inflation; each employee's actual percentage increase in pay; and 2 per cent of pensionable pay.  The effect of this change was to reduce the Group's retirement benefit obligations recognised on the balance sheet by £1,019 million with a corresponding curtailment gain recognised in the income statement.

5.       Impairment

	Half-year to 30 June 2010	Half-year to 30 June 2009	Half-year to 31 Dec 2009
	£m	£m	£m

Impairment losses on:
Loans and advances to customers	5,378	7,471	8,312
Loans and advances to banks	(6)	14	(17)
Debt securities classified as loans and receivables	9	181	67
Impairment losses on loans and receivables (note 11)	5,381	7,666	8,362
Impairment of available-for-sale financial assets	45	342	260
Other credit risk provisions	(3)	45	(2)
Total impairment charged to the income statement	5,423	8,053	8,620

6.       Taxation

A reconciliation of the (charge) credit that would result from applying the standard UK corporation tax rate to profit (loss) before tax, to the tax (charge) credit, is given below:

	Half-year to 30 June 2010	Half-year to 30 June 2009	Half-year to 31 Dec 2009
	£m	£m	£m

Profit (loss) before tax	1,296	5,950	(4,908)

Tax (charge) credit thereon at UK corporation tax rate of 28% (2009: 28%)	(363)	(1,666)	1,374
Factors affecting tax (charge) credit:
Goodwill	-	3,061	-
Disallowed and non-taxable items	131	301	107
Overseas tax rate differences	(267)	(80)	(272)
Gains exempted or covered by capital losses	22	3	(17)
Policyholder interests	(8)	9	(304)
Tax losses where no deferred tax provided	(123)	(246)	(86)
Adjustments in respect of previous years	32	(59)	(7)
Effect of profit (loss) in joint ventures and associates	(17)	(143)	(68)
Other items	(37)	23	(19)
Tax (charge) credit	(630)	1,203	708

7.       Earnings per share

	Half-year to 30 June 2010	Half-year to 30 June 2009	Half-year to 31 Dec 2009

Basic
Profit (loss) attributable to equity shareholders	£596m	£7,095m	£(4,268)m
Weighted average number of ordinary shares in issue	66,151m	32,254m	43,005m
Earnings per share	0.9p	22.0p	(9.9)p

Diluted
Profit (loss) attributable to equity shareholders	£596m	£7,095m	£(4,268)m
Weighted average number of ordinary shares in issue	66,425m	32,321m	43,005m
Earnings per share	0.9p	22.0p	(9.9)p

The average number of ordinary shares in issue for the first half of 2009 has been adjusted to reflect the impact of the bonus element of share issues in 2009 and earnings per share has been recomputed accordingly.

8.       Trading and other financial assets at fair value through profit or loss

	As at 30 June 2010	As at 31 Dec 2009
	£m	£m

Trading assets	26,479	27,245

Other financial assets at fair value through profit or loss:
Loans and advances to customers	139	166
Loans and advances to banks	-	635
Debt securities	42,685	37,815
Equity shares	78,163	84,150
	120,987	122,766
	147,466	150,011

Included in the above is £117,363 million (31 December 2009: £118,573 million) of assets relating to the insurance business.

9.       Derivative financial instruments

	As at 30 June 2010		As at 31 December 2009
	Fair value of assets	Fair value of liabilities	Fair value of assets	Fair value of liabilities
	£m	£m	£m	£m

Hedging
Derivatives designated as fair value hedges	4,767	1,576	4,624	1,236
Derivatives designated as cash flow hedges	4,286	5,382	4,762	7,432
Derivatives designated as net investment hedges	1	85	44	19
	9,054	7,043	9,430	8,687
Trading and other
Exchange rate contracts	9,452	5,508	9,206	3,913
Interest rate contracts	37,608	37,370	25,942	26,216
Credit derivatives	1,588	349	1,711	444
Embedded equity conversion feature	1,989	-	1,797	-
Equity and other contracts	2,219	1,322	1,842	1,225
	52,856	44,549	40,498	31,798

Total recognised derivative assets/liabilities	61,910	51,592	49,928	40,485

The Group reduces exposure to credit risk by using master netting agreements and by obtaining cash collateral.  Of the derivative assets of £61,910 million at 30 June 2010 (31 December 2009: £49,928 million), £27,668 million (31 December 2009: £21,698 million) are available for offset under master netting arrangements.  These do not meet the criteria under IAS 32 to enable derivative assets to be presented net of these balances.  Of the remaining derivative assets of £34,242 million (31 December 2009: £28,230 million), cash collateral of £2,957 million (31 December 2009: £6,645 million) was held and a further £21,433 million (31 December 2009: £13,004 million) was due from Organisation for Economic Co-operation and Development (OECD) banks.

The embedded equity conversion feature of £1,989 million (31 December 2009: £1,797 million) reflects the value of the equity conversion feature contained in the Enhanced Capital Notes issued by the Group in 2009 as part of the Group's recapitalisation.

10.     Loans and advances to customers

	As at 30 June 2010	As at 31 Dec 2009
	£m	£m

Agriculture, forestry and fishing	5,566	5,130
Energy and water supply	3,306	3,031
Manufacturing	13,227	14,912
Construction	10,354	10,830
Transport, distribution and hotels	34,439	31,820
Postal and communications	1,632	1,662
Property companies	80,452	83,820
Financial, business and other services	65,646	66,923
Personal:
Mortgages	360,000	362,667
Other	37,139	42,958
Lease financing	8,905	9,307
Hire purchase	8,155	8,710
	628,821	641,770
Allowance for impairment losses on loans and advances	(16,688)	(14,801)
Total loans and advances to customers	612,133	626,969

Loans and advances to customers include advances securitised under the Group's securitisation and covered bonds programmes.  Further details are given in note 12below.

11.     Allowance for impairment losses on loans and receivables

	Half-year to 30 June 2010	Half-year to 30 June 2009	Half-year to 31 Dec 2009
	£m	£m	£m

Opening balance	15,380	3,727	9,533
Exchange and other adjustments	(97)	(320)	481
Advances written off	(3,406)	(1,552)	(2,648)
Recoveries of advances written off in previous years	86	59	51
Unwinding of discount	(128)	(47)	(399)
Charge to the income statement	5,381	7,666	8,362
Balance at end of period	17,216	9,533	15,380

In respect of:
Loans and advances to banks	94	148	149
Loans and advances to customers	16,688	9,227	14,801
Debt securities	434	158	430
Balance at end of period	17,216	9,533	15,380

12.     Securitisations and covered bonds

The Group's principal securitisation and covered bond programmes, together with the balances of the loans subject to notes in issue at 30 June 2010, are listed below.

	As at 30 June 2010		As at 31 December 2009
	Gross assets securitised	Notes in issue	Gross assets securitised	Notes in issue
Securitisation programmes	£m	£m	£m	£m

UK residential mortgages	150,061	118,608	152,443	129,698
Commercial loans	12,580	8,077	13,071	8,266
Irish residential mortgages	5,826	6,008	6,522	6,585
Credit card receivables	4,861	2,168	5,155	2,699
Dutch residential mortgages	4,232	4,239	4,800	4,663
Personal loans	3,327	2,613	3,730	2,613
PPP/PFI and project finance loans	898	42	877	45
Corporate banking loans and revolving credit facilities	-	3	595	7
Motor vehicle loans	338	361	443	470
	182,123	142,119	187,636	155,046
Less held by the Group		(104,589)		(117,489)
Total securitisation programmes (note 17)		37,530		37,557

Covered bond programmes
Residential mortgage-backed	97,559	75,693	99,753	76,636
Social housing loan-backed	3,286	2,249	3,356	2,735
	100,845	77,942	103,109	79,371
Less held by the Group		(49,655)		(52,060)
Total covered bond programmes (note 17)		28,287		27,311

Total securitisation and covered bond programmes		65,817		64,868

Securitisation programmes

Loans and advances to customers and debt securities classified as loans and receivables include loans securitised under the Group's securitisation programmes, the majority of which have been sold by subsidiary companies to bankruptcy remote special purpose entities (SPEs).  As the SPEs are funded by the issue of debt on terms whereby the majority of the risks and rewards of the portfolio are retained by the subsidiary, the SPEs are consolidated fully and all of these loans are retained on the Group's balance sheet, with the related notes in issue included within debt securities in issue.  In addition to the SPEs detailed above, the Group sponsors four conduit programmes, Argento, Cancara, Grampian and Landale.

Covered bond programmes

Certain loans and advances to customers have been assigned to bankruptcy remote limited liability partnerships to provide security to issues of covered bonds by the Group.  The Group retains all of the risks and rewards associated with these loans and the partnerships are consolidated fully with the loans retained on the Group's balance sheet and the related covered bonds in issue included within debt securities in issue.

Cash deposits of £31,853 million (31 December 2009: £31,480 million) held by the Group are restricted in use to repayment of the debt securities issued by the SPEs, the term advances relating to covered bonds and other legal obligations.

13.     Debt securities classified as loans and receivables

Debt securities classified as loans and receivables comprise:

	As at 30 June 2010	As at 31 Dec 2009
	£m	£m

Asset-backed securities:
Mortgage-backed securities	12,861	13,322
Other asset-backed securities	14,258	17,137
Corporate and other debt securities	2,028	2,623
	29,147	33,082
Allowance for impairment losses	(434)	(430)
Total	28,713	32,652

14.     Available-for-sale financial assets

	As at 30 June 2010	As at 31 Dec 2009
	£m	£m

Asset-backed securities	10,763	12,421
Other debt securities:
Bank and building society certificates of deposit	330	1,014
Government securities	14,668	8,669
Other public sector securities	16	31
Corporate and other debt securities	15,780	19,904
	30,794	29,618
Equity shares	1,976	2,031
Treasury bills and other bills	4,163	2,532
Total	47,696	46,602

15.      Credit market exposures

The table below summarises the Group's exposure to asset-backed securities.

	Loans and receivables	Available- for-sale	Fair value through profit or loss	Net exposure as at 30 June 2010	Net exposure as at 31 Dec 2009
	£m	£m	£m	£m	£m

Mortgage-backed securities
US residential	4,451	-	-	4,451	4,826
Non-US residential	5,655	3,167	24	8,846	9,655
Commercial	2,393	1,157	-	3,550	3,737
	12,499	4,324	24	16,847	18,218
Collateralised debt obligations
Corporate	69	-	-	69	86
Commercial real estate	421	-	-	421	509
Other	122	39	-	161	196
Collateralised loan obligations	3,645	1,344	62	5,051	5,745
	4,257	1,383	62	5,702	6,536
Personal sector
Auto loans	821	454	-	1,275	1,730
Credit cards	2,089	481	-	2,570	3,720
Personal loans	740	266	-	1,006	999
	3,650	1,201	-	4,851	6,449
Federal family education loan programme student loans (FFELP)	5,399	3,175	-	8,574	9,244

Other asset-backed securities	376	582	-	958	1,183
Total uncovered asset-backed securities	26,181	10,665	86	36,932	41,630

Negative basis(1)	-	55	1,203	1,258	1,233
	26,181	10,720	1,289	38,190	42,863

Direct	16,367	6,136	1,289	23,792	27,599
Conduits	9,814	4,584	-	14,398	15,264
Total Wholesale asset-backed securities	26,181	10,720	1,289	38,190	42,863
Other asset-backed securities	938	43	2,251	3,232	3,427
Total asset-backed securities	27,119	10,763	3,540	41,422	46,290

(1)     Negative basis means bonds held with separate matching credit default swap (CDS) protection.

15.     Credit market exposures (continued)

The table below sets out the Wholesale division's net exposure to US residential mortgage-backed securities by vintage.

	Pre-2005	2005	2006	2007	2008	Net exposure as at 30 June 2010	Net exposure as at 31 Dec 2009
Asset class	£m	£m	£m	£m	£m	£m	£m

Prime	249	211	88	34	-	582	859
Alt-A	121	718	1,532	1,498	-	3,869	3,967
Sub-prime	-	-	-	-	-	-	-
Total	370	929	1,620	1,532	-	4,451	4,826

Exposures to monolines

During 2009 all direct exposure to sub-investment grade monolines on CDS contracts was written down to zero, leaving limited exposure to monoline insurers as set out below.

	Credit default swaps		Wrapped loans and receivables		Wrapped bonds
	Notional	Net exposure(1)	Notional	Net exposure(2)	Notional	Net exposure(2)
	£m		£m	£m	£m	£m

Investment grade	1,085	46	380	247	-	-
Sub-investment grade	-	-	-	-	-	-
Total	1,085	46	380	247	-	-

(1)     The exposure to monolines arising from negative basis trades is calculated as the mark-to-market of the CDS protection purchased from the monoline insurer after credit valuation adjustments.

(2)     The exposure to monolines on wrapped loans and receivables and bonds is the internal assessment of amounts that will be recovered on interest and principal shortfalls.

In addition, the Group has £2,428 million of monoline wrapped bonds and £677 millionof monoline liquidity commitments on which the Group currently places no reliance on the guarantor.

Structured investment vehicles

The Group has no residual exposure to structured investment vehicles' capital notes.

15.     Credit market exposures (continued)

Credit ratings

An analysis of external credit ratings as at 30 June 2010 of the Wholesale division's asset-backed security portfolio by asset class is provided below. These ratings are based on the lowest of Moody's, Standard & Poor's and Fitch.

Asset class	Net exposure	AAA	AA	A	BBB	BB	B	Below B
	£m	£m	£m	£m	£m	£m	£m	£m
Mortgage-backed securities
US RMBS
Prime	582	364	105	56	19	5	2	31
Alt-A	3,869	2,439	790	426	143	38	16	17
Sub-prime	-	-	-	-	-	-	-	-
	4,451	2,803	895	482	162	43	18	48
Non-US RMBS	8,846	7,629	990	227	-	-	-	-
CMBS	3,550	941	1,145	632	708	78	-	46
	16,847	11,373	3,030	1,341	870	121	18	94

Collateralised debt obligations
Corporate	69	18	37	2	-	12	-	-
Commercial real estate	421	19	-	-	107	211	19	65
Other	161	-	112	-	-	-	-	49
CLO	5,051	764	2,317	1,521	135	290	17	7
	5,702	801	2,466	1,523	242	513	36	121

Personal sector
Auto loans	1,275	979	96	54	-	146	-	-
Credit cards	2,570	2,206	364	-	-	-	-	-
Personal loans	1,006	288	291	399	28	-	-	-
	4,851	3,473	751	453	28	146	-	-
FFELP Student loans	8,574	8,459	115	-	-	-	-	-

Other asset-backed securities	958	149	-	435	276	98	-	-

Negative basis(1)
Monolines	984	195	635	154	-	-	-	-
Banks	274	49	6	-	-	-	-	219
	1,258	244	641	154	-	-	-	219
Total as at 30 June 2010	38,190	24,499	7,003	3,906	1,416	878	54	434

Total as at 31 Dec 2009	42,863	31,086	6,375	2,915	1,276	725	92	394

(1)     The external credit rating is based on the bond ignoring the benefit of the CDS.

16.     Customer deposits

	As at 30 June 2010	As at 31 Dec 2009
	£m	£m

Sterling:
Non-interest bearing current accounts	8,713	8,091
Interest bearing current accounts	89,550	89,597
Savings and investment accounts	210,376	204,562
Other customer deposits	83,072	76,028
Total sterling	391,711	378,278
Currency	28,703	28,463
Total	420,414	406,741

Included above are liabilities of £45,066 million (31 December 2009: £35,554 million) in respect of securities sold under repurchase agreements.

17.     Debt securities in issue

	As at 30 June 2010			As at 31 December 2009
At fair value through profit or loss		At amortised cost	Total	At fair value through profit or loss	At amortised cost	Total
	£m	£m	£m	£m	£m	£m

Certificates of deposit	-	40,186	40,186	-	50,858	50,858
Medium-term notes issued	5,671	83,151	88,822	6,160	82,876	89,036
Covered bonds (note 12)	-	28,287	28,287	-	27,311	27,311
Commercial paper	-	32,671	32,671	-	34,900	34,900
Securitisation notes (note 12)	-	37,530	37,530	-	37,557	37,557
Total	5,671	221,825	227,496	6,160	233,502	239,662

18.     Subordinated liabilities

The movement in subordinated liabilities during the period was as follows:

Half-year to 30 June 2010 £m

At 1 January 2010	34,727
Issued during the period	2,242
Repurchases and redemptions during the period	(2,934)
Foreign exchange and other movements	1,208
At 30 June 2010	35,243

In the half-year to 30 June 2010, as part of the Group's management of capital, the Group exchanged certain existing subordinated debt securities for new subordinated debt securities or ordinary shares as described in note 3.

19.     Share capital

	Half-year to 30 June 2010 Number of shares	Half-year to 30 June 2010
	(million)	£m

Ordinary shares of 10p each
At 1 January	63,775	6,378
Issued in the period	4,299	429
At 30 June	68,074	6,807

Limited voting ordinary shares of 10p each
At 1 January and 30 June	81	8

Deferred shares of 15p each
At 1 January and 30 June	27,243	4,086
Total share capital		10,901

On 18 February 2010, Lloyds Banking Group plc issued 3,141 million ordinary shares as consideration for the redemption of certain preference shares and preferred securities.

During May and June 2010, Lloyds Banking Group plc issued a further 1,158 million ordinary shares in relation to three separate exchanges for preference shares and other subordinated liabilities issued by the Group.

20.     Reserves

		Other reserves
	Share premium	Available- for-sale	Cash flow hedging	Merger and other	Total	Retained profits
	£m	£m	£m	£m	£m	£m

At 1 January 2010:
As previously stated	14,472	(914)	(305)	8,305	7,086	11,248
Prior year adjustment(1)	-	131	-	-	131	(131)
Restated	14,472	(783)	(305)	8,305	7,217	11,117
Issue of ordinary shares	1,808	-	-	-	-	-
Redemption of preference shares	11	-	-	(11)	(11)	-
Profit for the period	-	-	-	-	-	596
Purchase/sale of treasury shares	-	-	-	-	-	49
Value of employee services	-	-	-	-	-	64
Change in fair value of available-for-sale assets (net of tax)	-	808	-	-	808	-
Change in fair value of hedging derivatives (net of tax)	-	-	(388)	-	(388)	-
Transfers to income statement (net of tax)	-	(203)	238	-	35	-
Exchange and other	-	-	-	94	94	-
At 30 June 2010	16,291	(178)	(455)	8,388	7,755	11,826

(1)  See note 1.

21.     Contingent liabilities and commitments

	As at 30 June 2010	As at 31 Dec 2009
	£m	£m

Contingent liabilities
Acceptances and endorsements	60	59
Other:
Other items serving as direct credit substitutes	1,430	1,494
Performance bonds and other transaction-related contingencies	2,892	4,555
	4,322	6,049
Total contingent liabilities	4,382	6,108

Commitments
Documentary credits and other short-term trade-related transactions	420	288
Forward asset purchases and forward deposits placed	918	758

Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	9,256	9,058
Other commitments	61,155	64,786
	70,411	73,844
1 year or over original maturity	47,729	53,693
Total commitments	119,478	128,583

22.     Capital ratios

Capital resources		As at 30 June 2010	As at 31 Dec 2009
		£m	£m(1)

	Core tier 1
	Ordinary share capital and reserves	47,696	44,275
	Regulatory post-retirement benefit adjustments	(912)	434
	Available-for-sale revaluation reserve	178	783
	Cash flow hedging reserve	455	305
	Other items	316	231
		47,733	46,028
	Less: deductions from core tier 1
	Goodwill and other intangible assets	(5,491)	(5,779)
	Other deductions	(373)	(445)
	Core tier 1 capital	41,869	39,804

	Perpetual non-cumulative preference shares
	Preference share capital	1,484	2,639
	Innovative tier 1 capital instruments
	Preferred securities	4,333	4,956
	Total tier 1 capital	47,686	47,399

	Tier 2
	Available-for-sale revaluation reserve in respect of equities	374	221
	Undated subordinated debt	1,972	2,575
	Eligible provisions	1,775	2,694
	Dated subordinated debt	21,125	20,068

	Less: deductions from tier 2
	Other deductions	(373)	(445)
	Total tier 2 capital	24,873	25,113

	Supervisory deductions
Unconsolidated investments	- life	(9,333)	(10,015)
	- other	(1,256)	(1,551)
	Total supervisory deductions	(10,589)	(11,566)

	Total capital resources	61,970	60,946

	Risk-weighted assets(2)	463,196	493,307

	Core tier 1 ratio(2)	9.0%	8.1%
	Tier 1 capital ratio(2)	10.3%	9.6%
	Total capital ratio(2)	13.4%	12.4%

(1)  Restated to reflect a prior year adjustment to available-for-sale revaluation reserves (see note 1).

(2)  Outside the scope of PricewaterhouseCoopers LLP's independent review report.

22.     Capital ratios (continued)

Tier 1 capital

Core tier 1 capital increased by £2,065 million largely reflecting the issue of ordinary shares in exchange for certain preference shares, preferred securities and undated subordinated debt issued by the Group.  Profit attributable to ordinary shareholders in the six months was £596 million; however, this has been more than offset by a deduction in respect of post-retirement benefits reflecting the impact of the curtailment gain, which is not allowable for capital purposes, and a commitment to make increased deficit contributions to the HBOS final salary pension scheme following the completion of an actuarial valuation.

Tier 1 capital was largely unchanged over the period.  The increase in core tier 1 capital was offset by the redemption of the preference shares and preferred securities as part of the liability management exercises referred to above.

The movements in core tier 1 and tier 1 capital in the period are shown below:

	Core tier 1	Tier 1
	£m	£m

At 31 December 2009	39,804	47,399
Issue of ordinary shares	2,237	2,237
Profit attributable to ordinary shareholders	596	596
Increase in regulatory post-retirement benefit adjustments	(1,346)	(1,346)
Redemption of preference shares and preferred securities	-	(1,869)
Decrease in goodwill and intangible assets	288	288
Other movements	290	381
At 30 June 2010	41,869	47,686

Tier 2 capital

Tier 2 capital has decreased in the period by £240 million; the effect of new issues of €1.5 billion and £750 million lower tier 2 debt in March and April 2010 respectively and favourable foreign exchange rate movements was offset by the redemption of undated subordinated debt described above, amortisation of dated subordinated debt and lower eligible provisions.

Supervisory deductions

Supervisory deductions mainly consist of investments in subsidiary undertakings that are not within the banking group for regulatory purposes.  These investments are primarily the Scottish Widows and Clerical Medical life and pensions businesses.  Supervisory deductions have fallen due to repatriation of capital from the insurance businesses during the period.

22.     Capital ratios (continued)

Risk-weighted assets	As at 30 June 2010	As at 31 Dec 2009
	£m	£m

Credit risk	416,076	452,104
Operational risk	29,505	25,339
Market and counterparty risk	17,615	15,864
Total risk-weighted assets	463,196	493,307

Divisional analysis of risk-weighted assets:
Retail	106,798	128,592
Wholesale	280,744	285,951
Wealth and International	59,339	63,249
Insurance	1,744	1,120
Group Operations and Central items	14,571	14,395
	463,196	493,307

Risk-weighted assets decreased by £30,111 million to £463,196 million.  This reflects lower lending balances across all banking divisions, tighter risk criteria for new business and an improved credit outlook allowing, in particular, for a revised assessment of secured risk-weighted assets in Retail, partly offset by risk migration in some Wholesale portfolios.

23.     Legal and regulatory matters

Interchange fees

The European Commission has adopted a formal decision finding that an infringement of European Commission competition laws has arisen from arrangements whereby MasterCard issuers charged a uniform fallback interchange fee in respect of cross border transactions in relation to the use of a MasterCard or Maestro branded payment card.  The European Commission has required that the fee be reduced to zero for relevant cross-border transactions within the European Economic Area.  This decision has been appealed to the General Court of the European Union (the General Court).  Lloyds TSB Bank plc and Bank of Scotland plc (along with certain other MasterCard issuers) have successfully applied to intervene in the appeal in support of MasterCard's position that the arrangements for the charging of a uniform fallback interchange fee are compatible with European Commission competition laws.  MasterCard has announced that it has reached an understanding with the European Commission on a new methodology for calculating intra European Economic Area multi-lateral interchange fees on an interim basis pending the outcome of the appeal.  Meanwhile, the European Commission and the UK's OFT are pursuing investigations with a view to deciding whether arrangements adopted by other payment card schemes for the levying of uniform fallback interchange fees in respect of domestic and/or cross-border payment transactions also infringe European Commission and/or UK competition laws.  As part of this initiative, the OFT will also intervene in the General Court appeal supporting the European Commission position and Visa reached an agreement with the European Commission to reduce the level of interchange for cross-border debit card transactions to the interim levels agreed by MasterCard.  The ultimate impact of the investigations on the Group can only be known at the conclusion of these investigations and any relevant appeal proceedings.

23.     Legal and regulatory matters (continued)

Unarranged overdraft charges

In April 2007, the OFT commenced an investigation into the fairness of personal current accounts and unarranged overdraft charges.  At the same time, it commenced a market study into wider questions about competition and price transparency in the provision of personal current accounts.

The Supreme Court of the United Kingdom published its judgment in respect of the fairness of unarranged overdraft charges on personal current accounts on 25 November 2009, finding in favour of the litigant banks.  On 22 December 2009, the OFT announced that it will not continue its investigation into the fairness of these charges.  The Group is working with the regulators to ensure that outstanding customer complaints are concluded as quickly as possible and anticipates that most cases in the county courts will be discontinued.  The Group expects that some customers will argue that despite the test case ruling they are entitled to a refund of unarranged overdraft charges on the basis of other legal arguments or challenges.  The Group is robustly defending any such complaints or claims and does not expect any such complaints or claims to have a material effect on the Group.

The OFT however continued to discuss its concerns in relation to the personal current account market with the banks, consumer groups and other organisations under the auspices of its Market Study into personal current accounts.  In October 2009, the OFT published voluntary initiatives agreed with the industry and consumer groups to improve transparency of the costs and benefits of personal current accounts and improvements to the switching process.  On 16 March 2010 the OFT published a further update announcing several further voluntary industry wide initiatives to improve a customer's ability to control whether they used an unarranged overdraft and to assist those in financial difficulty.  However, in light of the progress it noted in the unarranged overdraft market since July 2007 and the progress it expects to see over the next two years, it has decided to take no further action at this time and will review the unarranged overdraft market again in 2012.

US sanctions

In January 2009 Lloyds TSB Bank plc announced the settlement it had reached with the US Department of Justice and the New York County District Attorney's Office in relation to their investigations into historic US dollar payment practices involving countries, persons or entities subject to the economic sanctions administered by the US Office of Foreign Assets Control (OFAC).  On 22 December 2009 OFAC announced the settlement it had reached with Lloyds TSB Bank plc in relation to its investigation and confirmed that the settlement sum due to OFAC had been fully satisfied by Lloyds TSB Bank plc's payment to the Department of Justice and the New York District Attorney's Office.  No further enforcement actions are expected in relation to the matters set out in the settlement agreements.

On 26 February 2009, a purported shareholder filed a derivative civil action in the Supreme Court of New York, Nassau County against certain current and former directors, and nominally against Lloyds TSB Bank plc and Lloyds Banking Group plc, seeking various forms of relief.  The derivative action is at an early stage, but the ultimate outcome of the action is not expected to have a material impact on the Group.

Payment protection insurance

In January 2009, the UK Competition Commission (Competition Commission) completed its formal investigation into the supply of Payment Protection Insurance (PPI) services (except store card PPI) to non-business customers in the UK and published its final report setting out its remedies including a prohibition on the active sale of PPI by a distributor to a customer within seven days of the distributor's sale of credit to that customer.  Prior to this the Group had made the commercial decision to sell only regular monthly premium PPI to its personal loan customers.  Recently the Group ceased to offer PPI products to customers although some existing applications will be honoured for a limited period.

23.     Legal and regulatory matters (continued)

On 16 October 2009, the Competition Appeal Tribunal referred the proposed prohibition back to the Competition Commission.  On 14 May 2010, the Competition Commission published its provisional decision retaining in almost all material respects the proposed point of sale prohibition.  A final decision is expected in due course and Lloyds Banking Group continues to liaise with the Competition Commission on this issue.

On 1 July 2008, the Financial Ombudsman Service referred concerns regarding the handling of PPI complaints to the FSA as an issue of wider implication.  The Group has been working with other industry members and trade associations in preparing an industry response to address regulatory concerns regarding the handling of PPI complaints.

On 29 September 2009, the FSA issued a consultation paper on PPI complaints handling.  The FSA has escalated its regulatory activity in relation to past PPI sales generally and has proposed new guidance on the fair assessment of a complaint and the calculation of redress and a new rule requiring firms to reassess historically rejected complaints.  On 9 March 2010, the FSA issued a further consultation paper on this area, the consultation period for which closed on 22 April (the Group has responded to this consultation).  The FSA's proposals are materially the same, although it has placed the new rule requiring firms to reassess historically rejected claims on hold for the present.  The ultimate impact on the Group of the FSA's complaints handling proposals can only be known on the publication of the FSA's final rules.

The statement on 29 September 2009 also announced that several firms had agreed to carry out reviews of past sales of single premium loan protection insurance.  The Group has agreed in principle that it will undertake a review in relation to sales of single premium loan protection insurance made through its branch network since 1 July 2007.  The precise details of the review are still being discussed with the FSA.  The ultimate impact on the Group of any review can only be known at the conclusion of these discussions.

Other legal actions and regulatory matters

In the ordinary course of its business, the Group is engaged in discussions with the FSA in relation to a range of conduct of business matters, especially in relation to retail products including packaged bank accounts, mortgages, structured products and pensions.  The Group is keen to ensure that any regulatory concerns regarding product governance or contract terms are understood and addressed.  The ultimate impact on the Group of these discussions can only be known at the conclusion of such discussions.

In addition, during the ordinary course of business the Group is subject to other threatened and actual legal proceedings, regulatory investigations, regulatory challenges and enforcement actions, both in the UK and overseas.  All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability.  In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management's best estimate of the amount required to settle the obligation at the relevant balance sheet date.  In some cases it will not be possible to form a view, either because the facts are unclear or because further time is needed properly to assess the merits of the matter and no provisions are held against such matters.  However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position.

24.     Related party transactions

In January 2009, HM Treasury became a related party of the Company following its subscription for ordinary shares issued under a placing and open offer.  As at 30 June 2010, HM Treasury held a 41 per cent interest (December 2009: 43 per cent) in the Company's ordinary share capital and consequently HM Treasury remained a related party of the Company during the first half of 2010.

Details of the Group's material related party transactions with HM Treasury for the year ended 31 December 2009 are included in the Group's 2009 annual report and accounts.  During the first half of 2010 there were no further subscriptions by HM Treasury for the Company's ordinary or preference capital, with the decline in the percentage of ordinary shares held by HM Treasury reflecting the issuance by the Company of ordinary shares as set out in note 19.

On 23 March 2010, the Company entered into a deed poll in favour of HM Treasury, the Department for Business, Innovation and Skills and the Departments for Communities and Local Government confirming its lending commitments for the 12 month period commencing 1 March 2010.  The Company agreed subject to, amongst other things, sufficient customer demand, to provide gross new lending to UK businesses of £44,000 million and to adjust the undertakings (but not the level of lending agreed in 2009) given in connection with lending to homeowners for the 12 month period.  This additional lending is expressed to be subject to the Group's prevailing commercial terms and conditions (including pricing and risk assessment) and, in relation to mortgage lending, the Group's standard credit and other acceptance criteria.  Other than the revised Lending Commitments referred to above, there were no other material transactions between the Group and HM Treasury during the first half of 2010 that were not made in the ordinary course of business or that were unusual in their nature or conditions.

Except as noted above, other related party transactions for the half-year to 30 June 2010 are similar in nature to those for the year ended 31 December 2009.

25.     June 2010 Budget statement

A number of the measures announced in the UK Government's June 2010 Budget statement will affect the Group.

The Finance (No.2) Act 2010 includes legislation to reduce the main rate of corporation tax from 28 per cent to 27 per cent with effect from 1 April 2011.  The legislation was substantively enacted in July 2010 and as a result it is expected that the Group's deferred tax asset will reduce by approximately £110 million in the second half of the year, resulting in a charge to the income statement of approximately £80 million and a charge to other comprehensive income of approximately £30 million.  In addition, following the triggering of relevant tax variation clauses, the reduction in future rental income within the Group's leasing business will result in an additional charge to the income statement which is not expected to be material.

The proposed further reductions in the rate of corporation tax by 1 per cent per annum to 24 per cent by 1 April 2014 are expected to be enacted separately each year starting in 2011.  The effect of these further changes upon the Group's deferred tax balances and leasing business cannot be reliably quantified at this stage.

The Government also announced its intention to introduce a bank levy from 1 January 2011.  HM Treasury has commenced a consultation to seek views on the detailed implementation of the bank levy prior to drafting legislation to effect the proposed change.  At this stage in the process it is not possible to quantify reliably the impact of the introduction of the bank levy upon the Group.

26.     Events after the balance sheet date

On 5 July 2010, Lloyds Banking Group plc announced, subject to regulatory approval and certain other conditions, the sale of a portfolio of private equity investments held by its Bank of Scotland Integrated Finance business to a new joint venture.  Lloyds Banking Group will retain an interest in the private equity investments through a holding of approximately 30 per cent in the joint venture vehicle.  The sale is expected to complete in the third quarter of 2010 and values the portfolio at a small premium to the current book value.  The impact of the sale on the Group's results is not expected to be material.

27.     Other information

The condensed interim financial information included in this news release does not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006.  Statutory accounts for the year ended 31 December 2009 were approved by the directors on 25 February 2010 and were delivered to the Registrar of Companies following publication on 27 March 2010.  The report of the auditors on those accounts was unqualified, did not contain an emphasis of matter paragraph and did not contain any statement under section 498 of the Companies Act 2006.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The directors listed below (being all the directors of Lloyds Banking Group plc) confirm that to the best of their knowledge these condensed interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as adopted by the European Union, and that the interim management report herein includes a fair review of the information required by DTR 4.2.7R and DTR 4.2.8R, namely:

•       an indication of important events that have occurred during the six months ended 30 June 2010 and their impact on the condensed interim financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

•       material related party transactions in the six months ended 30 June 2010 and any material changes in the related party transactions described in the last annual report.

Signed on behalf of the board by

J Eric Daniels

Group Chief Executive

3 August 2010

Lloyds Banking Group plc board of directors:

Executive directors:

J Eric Daniels (Group Chief Executive)

Archie G Kane

G Truett Tate

Tim J W Tookey

Helen A Weir

Non-executive directors:

Sir Winfried Bischoff (Chairman)

Lord Leitch (Deputy Chairman)

Sir Julian Horn-Smith

Glen R Moreno

David L Roberts

T Timothy Ryan, Jr

Martin A Scicluna

Anthony Watson

INDEPENDENT REVIEW REPORT TO LLOYDS BANKING GROUP PLC

Introduction

We have been engaged by the Company to review the condensed interim financial statements in the Interim Results for the six months ended 30 June 2010, which comprise the consolidated income statement, consolidated statement of comprehensive income, consolidated balance sheet, consolidated statement of changes in equity, consolidated cash flow statement and related notes.  We have read the other information contained in the Interim Results and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed interim financial statements.

Directors' responsibilities

The Interim Results are the responsibility of, and have been approved by, the directors.  The directors are responsible for preparing the Interim Results in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards as adopted by the European Union.  The condensed interim financial statements included in the Interim Results have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed interim financial statements in the Interim Results based on our review.  This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose.  We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom.  A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

INDEPENDENT REVIEW REPORT TO LLOYDS BANKING GROUP PLC(continued)

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial statements in the Interim Results for the six months ended 30 June 2010 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP

Chartered Accountants

Edinburgh

3 August 2010

Notes:

a)       The maintenance and integrity of the Lloyds Banking Group website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

b)       Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

SUPPLEMENTARY EUROPEAN EMBEDDED VALUE (EEV) DISCLOSURES

In addition to reporting under IFRS, the Insurance division provides supplementary financial reporting for its Life, Pensions and Investments business on an EEV basis.  For the purpose of EEV reporting, covered business is defined as all life, pensions and investments business written in the Insurance division.  This definition therefore excludes the results of St. James's Place and the results of the business sold through the Wealth and International division which is not manufactured by the Insurance division.

	Half-year to 30 June 2010	Half-year to 30 June 2009	Change since 30 June 2009	Half-year to 31 Dec 2009
	£m	£m	%	£m

New business profit	213	179	19	162
Expected return on existing business	170	89	91	179
Expected return on shareholders' net assets	87	109	(20)	110
Profit before tax, before experience variances and assumption changes	470	377	25	451
Experience variances	(20)	67		72
Assumption changes	65	9		(10)
Profit before tax, volatility and other items	515	453	14	513
Volatility	(206)	(626)	67	854
Other items(1)	(151)	8		45
Profit (loss) before tax	158	(165)		1,412
Taxation	(43)	66		(415)
Profit (loss) after tax	115	(99)		997

EEV new business margin	3.4%	2.4%		2.6%

(1)  Other items represent amounts not considered attributable to the underlying performance of the business.  In 2010 this includes a charge of £70m following the Group's decision to cease writing new payment protection insurance business and a charge of £132m arising from the review of charging between the funds of Clerical Medical prior to the acquisition of HBOS.  Those items are referred to in the Insurance divisional performance section of this document.  The amounts are partly offset by a favourable tax item which is not related to the underlying trading performance of the business.

Total profit before tax, before volatility and other items, increased by £62 million, or 14 per cent, to £515 million.  Excluding the impact of experience variances and assumption changes, the profit before tax increased by £93 million or 25 per cent to £470 million.

New business profit increased by 19 per cent to £213 million, reflecting solid progress in improving the profitability of the combined product set.  The increase is primarily driven by lower costs as a result of integration synergies and an improved OEIC product mix.  The results also reflect a particularly strong contribution from Retirement Income products which is expected to be less significant in the second half of 2010.  The new business margin in the first half of 2010 increased to 3.4 per cent from 2.4 per cent for the equivalent period in 2009.  Excluding the expected temporary benefit from Retirement Income products, the margin was 3.2 per cent.

Supplementary European Embedded Value (EEV) disclosures (continued)

Expected return on existing business has increased by 91 per cent to £170 million, primarily reflecting an increase in the value of the opening balance sheet as a result of improved market conditions in the second half of 2009 and a reduction in financing costs following the 2009 repurchase of subordinated capital.

The expected return on shareholders' net assets has reduced by 20 per cent to £87 million, primarily due to hedging initiatives within the life funds.

The charge from experience variances in the first half of 2010 reflects adverse persistency experience whereas in 2009 the positive experience variances were primarily a result of favourable tax experience and other non-recurring items.  Assumption changes in 2010 are mainly due to actuarial modelling refinements.

In order to maintain consistency with the tax rates used in preparing the IFRS statutory result for the reporting period no allowance has been made within the EEV results for the forthcoming change to corporation tax rates from 28 per cent to 27 per cent.

Composition of EEV balance sheet

	As at 30 June 2010	As at 31 Dec 2009
	£m	£m

Value of in-force business (certainty equivalent)	5,538	5,623
Value of financial options and guarantees	(280)	(176)
Cost of capital	(132)	(150)
Non-market risk	(134)	(132)
Total value of in-force business	4,992	5,165
Shareholders' net assets	3,684	3,840
Total EEV of covered business	8,676	9,005

Supplementary European Embedded Value (EEV) disclosures (continued)

Reconciliation of opening EEV balance sheet to closing EEV balance sheet on covered business

	Shareholders' net assets	Value of in-force business	Total
	£m	£m	£m

As at 31 December 2008	3,948	4,155	8,103
Total profit (loss) after tax	60	(159)	(99)
Other capital movements	(40)	-	(40)
As at 30 June 2009	3,968	3,996	7,964
Total profit (loss) after tax	(172)	1,169	997
Other capital movements	231	-	231
Dividends paid to Group companies	(187)	-	(187)
As at 31 December 2009	3,840	5,165	9,005
Total profit (loss) after tax	236	(121)	115
Other capital movements	33	(52)	(19)
Dividends received from Group companies	70	-	70
Dividends paid to Group companies	(495)	-	(495)
As at 30 June 2010	3,684	4,992	8,676

Analysis of shareholders' net assets on an EEV basis on covered business

	Required capital	Free £m surplus	Shareholders' net assets
	£m	£m	£m

As at 31 December 2008	1,401	2,547	3,948
Total profit after tax	4	56	60
Other capital movements	-	(40)	(40)
As at 30 June 2009	1,405	2,563	3,968
Total loss after tax	(3)	(169)	(172)
Other capital movements	106	125	231
Dividends paid to Group companies	-	(187)	(187)
As at 31 December 2009	1,508	2,332	3,840
Total profit (loss) after tax	(101)	337	236
Other capital movements	-	33	33
Dividends received from Group companies	-	70	70
Dividends paid to Group companies	-	(495)	(495)
As at 30 June 2010	1,407	2,277	3,684

Supplementary European Embedded Value (EEV) disclosures (continued)

Economic assumptions

A bottom-up approach is used to determine the economic assumptions for valuing the business in order to determine a market consistent valuation.

The liabilities in respect of the Group's UK annuity business are matched by a portfolio of fixed interest securities, including a large proportion of corporate bonds.  In accordance with the approach adopted in December 2009, the value of the in-force business asset for annuity business has been calculated after taking into account an estimate of the market premium for illiquidity in respect of these corporate bond holdings.

The risk-free rate assumed in valuing the in-force asset for the UK annuity business is presented as a single risk-free rate to allow a better comparison to the rate used for other business.  That single risk-free rate has been derived to give the equivalent value to the UK annuity book, had that book been valued using the UK gilt yield curve increased to reflect the illiquidity premium described above.  The risk-free rate used in valuing financial options and guarantees in the Scottish Widows With Profit Fund is defined as the spot yield derived from the UK gilt yield curve.  A similar approach is taken to valuing the financial options and guarantees in the HBOS Life, Pensions and Investments business.  The table below shows the range of resulting yields and other key assumptions.

United Kingdom (Sterling)	30 June 2010	30 June 2009	31 Dec 2009
	%	%	%

Risk-free rate (value of in-force non-annuity business)	3.93	4.12	4.45
Risk-free rate (value of in-force annuity business)	4.64	4.30	5.05
Risk-free rate (financial options and guarantees)	0.50 to 4.53	1.10 to 4.76	0.87 to 4.76
Retail price inflation	3.54	3.64	3.64
Expense inflation	4.18	4.39	4.42

Non-economic assumptions

Future mortality, morbidity, lapse and paid-up rate assumptions are reviewed each year and are based on an analysis of past experience and on management's view of future experience.  These assumptions are intended to represent a best estimate of future experience.

Non-market risk

An allowance for non-market risk is made through the choice of best estimate assumptions based upon experience, which generally will give the mean expected financial outcome for shareholders and hence no further allowance for non-market risk is required.  However, in the case of operational risk and the With Profit Fund these can be asymmetric in the range of potential outcomes for which an explicit allowance is made.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS

Kate O’Neill

Managing Director, Investor Relations
020 7356 3520

email: kate.o'neill@ltsb-finance.co.uk

Michael Oliver

Director of Investor Relations

020 7356 2167

email: michael.oliver@ltsb-finance.co.uk

MEDIA

Brigitte Trafford
Group Communications Director

020 7356 1008

email: brigitte.trafford@lloydsbanking.com

Mark Elliott

Head of Media, City

020 7356 2493

email: mark.elliott2@lloydsbanking.com

Copies of this news release may be obtained from Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN.  The full news release can also be found on the Group's website - www.lloydsbankinggroup.com.

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh EH1 1YZ
Registered in Scotland no. 95000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  04 August 2010